FILE NO. 1-3431 REGULATION BW RULE 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

With respect to one or more proposed issues

of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation BW

Dated: September 30, 2013

The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

Items 1-6. Not yet known. This information will be included in the prospectus for a particular issue.

Item 7. Exhibit

Exhibit A: Information Statement dated September 18, 2013.

Information Statement

International Bank for Reconstruction

and Development

The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by IBRD directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements—Note A and (2) all information is given as of June 30, 2013.

AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgar.shtml.

Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD’s main office at 1818 H Street, N.W., Washington, D.C. 20433, Attention: Capital Markets Department, tel: (202) 477-2880, or to IBRD’s Tokyo office at Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100-0011, Japan, tel: (813) 3597-6650.

The Information Statement is also available on IBRD’s Investor Relations website at http://www.worldbank.org/debtsecurities/. Other documents and information on IBRD’s website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental information statement issued after the date hereof will refer to this Information Statement for a description of IBRD and its financial condition, until a subsequent information statement is filed.

September 18, 2013

SUMMARY INFORMATION

As of June 30, 2013, unless otherwise indicated

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. As a global development cooperative owned by 188 member countries, IBRD’s purpose is to work with its borrowing members so that they can achieve equitable and sustainable economic growth in their national economies and find effective solutions to pressing regional and global problems in economic development and environmental sustainability, all with a view to overcoming poverty and improving standards of living. It pursues this goal primarily by providing financing, risk management products, and other financial services, access to experts and a pool of knowledge in development-related disciplines, so that borrowing members can pool, administer and prioritize resources they dedicate to development-related objectives. The five largest of IBRD’s 188 shareholders are the United States (with 15.19% of the total voting power), Japan (8.48%), China (5.47%), Germany (4.50%), and France and the United Kingdom (with 4.01% each).

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. To enhance IBRD’s financial capacity following its response to the global economic crisis, on March 16, 2011, three resolutions increasing IBRD’s authorized capital were approved by the Board of Governors. The total increase in authorized capital was $87.6 billion. Under the terms of the resolutions, subscribed capital is expected to increase by $86.2 billion, of which $5.1 billion will be paid-in over a five year period starting in FY 2011. As of June 30, 2013, $1.9 billion has been paid in. In addition to the resources provided by shareholders, IBRD’s financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk.

Results of Operations

IBRD has earned operating profits in every year since 1948 on a reported basis. IBRD’s operating income was $876 million for the fiscal year ended June 30, 2013. IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Under the reported basis, all instruments in the investment, borrowing, and asset-liability management portfolios are carried at fair value with changes in fair value reported in the income statement, with the exception of Available For Sale (AFS) securities. AFS securities are carried at fair value with changes in fair value reported in equity. The loan portfolio is reported at amortized cost (with the exception of loans with embedded derivatives, which are reported at fair value). Net income on a reported basis was $218 million.

Equity and Borrowings

Equity.    IBRD’s shareholders have subscribed to $223.2 billion of capital, $13.4 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet IBRD’s obligations for borrowings or guarantees; it may not be used for making loans. IBRD’s equity also included $29 billion of retained earnings. The equity-to-loans ratio was 26.78%.

Borrowings.    IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world’s major capital markets, as well as directly from member governments and central banks. IBRD’s outstanding borrowings totaled $141.5 billion, and are denominated in 31 currencies.

Assets

Loans.    Most of IBRD’s assets are loans outstanding. As of June 30, 2013, on a report basis, the net loan portfolio was $141.7 billion. IBRD’s loan commitments in FY 2013 totaled $15.2 billion. In accordance with the Articles of Agreement (Articles), all of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. IBRD’s Articles also limit the total amount of loans and guarantees IBRD can extend. IBRD loans are made only to countries deemed creditworthy. Although IBRD may make new loans to members with outstanding loans, it is IBRD’s practice not to reschedule interest or principal payments on its loans.

Loans in nonaccrual status totaled 0.3% of IBRD’s loan portfolio and represented loans made to or guaranteed by one borrower country. IBRD’s accumulated loan loss provision was equivalent to 1.2% of its total loans outstanding at June 30, 2013.

Liquid Asset Portfolio.    IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing of its market borrowings. As of June 30, 2013, its liquid asset portfolio totaled $32.6 billion. Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. This minimum is equal to the highest consecutive six months of projected debt service obligations plus one-half of projected net loan disbursements on approved loans (if positive) for the relevant fiscal year. The FY 2014 prudential minimum liquidity level has been set at $24.5 billion, reflecting an increase of $2.5 billion from FY 2013.

Asset / Liability Management

IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its equity to that of its outstanding loans. IBRD also seeks to limit its interest rate risk in its loans and liquidity portfolio. IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to better manage balance sheet risks. The amounts receivable and payable under outstanding currency and interest rate swaps totaled $137.4 billion and $129.8 billion, respectively. The notional principal amount of outstanding interest rate swaps totaled $218 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

Throughout the Information Statement, terms in boldface type are defined in the Glossary of Terms on page 59.

The Information Statement contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations and that are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated.

Box 1: Five-Year Summary of Selected Financial Data

As of or for the fiscal years ended June 30

In millions of U.S. dollars, except ratio and return data which are in percentages

Lending Activities (Discussed in Section III)	2013	2012	2011	2010	2009
Commitments[a]	$15,249	$20,582	$26,737	$44,197	$32,911
Gross disbursements[b]	16,030	19,777	21,879	28,855	18,565
Net disbursements[b]	6,552	7,798	7,994	17,230	8,345

Reported Basis
Income Statement (Discussed in Section II)
Operating income[c]	$876	$783	$1,023	$800	$572
Board of Governors-approved transfers	(663)	(650)	(513)	(839)	(738)
Net income (loss)	218	(676)	930	(1,077)	3,114
Balance Sheet (Discussed in Section I)
Total assets	$324,367	$338,178	$314,211	$282,137	$277,008
Net Investment Portfolio	33,391	35,119	30,324	36,114	38,210
Net loans outstanding	141,692	134,209	130,470	118,104	103,657
Borrowing portfolio[d]	136,019	133,075	122,501	119,775	103,568
Allocable Income (Discussed in Section II)	$968	$998	$996	$764	$500
Usable Equity (Discussed in Section VII)	$39,711	$37,636	$38,689	$36,106	$36,328
Performance Ratios (Discussed in Section VII)
Return on average usable equity based on operating income	2.28%	2.04%	2.77%	2.21%	1.59%
Equity-to-loans ratio[e]	26.78	26.98	28.59	29.37	34.28

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC), capitalized front-end fees and interest.
c.	Operating income is defined as Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers.
d.	Net of derivatives.
e.	As defined in Table 18: Equity used in Equity-to-Loans Ratio.

SECTION I: EXECUTIVE SUMMARY

Introduction

The International Bank for Reconstruction and Development (IBRD), an international organization established in 1945, is owned by its member countries. IBRD’s main goals are promoting sustainable economic development and reducing poverty in its developing member countries. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs for economic reform. IBRD’s ability to intermediate funds from the international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD’s financial objective is not to maximize profit, but to earn adequate income to ensure its financial strength and to sustain its development activities.

The financial strength of IBRD is based on the support from its shareholders and on its financial policies and practices. Shareholder support for IBRD is reflected in the capital subscriptions it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD’s financial policies and practices have led it to build reserves, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit a variety of risks, including credit and market risks.

Basis of Reporting

Audited Financial Statements:    IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) referred to in this document as the “reported basis”. Under the reported basis, all instruments in the investment, borrowing, and asset-liability management portfolios are carried at fair value with changes in fair value reported in the income statement, with the exception of Available For Sale (AFS) securities. AFS securities are carried at fair value with changes in fair value reported in equity. The loan portfolio is reported at amortized cost (with the exception of loans with embedded derivatives, which are reported at fair value). The audited financial statements provide a basis upon which Management derives its allocable income as well as analyzes fair value results.

Fair Value Results:    IBRD makes extensive use of financial instruments, including derivatives, in its operations. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Management uses fair value results to assess the performance of the investment trading portfolio, monitor the results of the equity duration extension strategy, and manage certain market risks including interest rate risk and commercial counterparty credit risk.

Allocable Income:    Management uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments that are not held for trading purposes, as well as other adjustments for items such as Board of Governors-approved transfers and pension.

Box 1 provides IBRD’s selected financial data for the last five fiscal years. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.

Summary of Financial Results

Operating Income and Income Allocation (Discussed in Section II)

The primary drivers of IBRD’s operating income are interest earned on the loan and investment portfolios (net of funding costs), income from the equity duration extension strategy, net non-interest expenses, and the provision for losses on loans and other exposures. See Table 1 for condensed statement of operating income.

Operating income for the fiscal year ended June 30, 2013 (FY 2013) was higher by $93 million as compared to the fiscal year ended June 30, 2012 (FY 2012), primarily as a result of a release in the provision for losses on loans and other exposures in FY 2013, compared to a provisioning charge during FY 2012. This change is consistent with the impact of changes in sovereign exposures and risk ratings. This was partially offset by higher administrative expenses.

Allocable income was lower in FY 2013 by $30 million as compared to FY 2012, primarily due to lower adjustments to operating income as a result of the liquidation of LTIP in FY 2012, partially offset by higher operating income, as discussed above. See Table 2 for allocable income.

Table 1: Condensed Statement of Operating Income

In millions of U.S. dollars

For the fiscal years ended June 30,	2013	2012	Variance
Interest Income, net of funding cost (See Table 5)	$2,141	$2,115	$26
Provision for losses on loans and other exposures[a] – release (charge)	22	(189)	211
Long-Term Income Portfolio (LTIP) income	—	31	(31)
Administrative and other expenses, net	(1,287)	(1,174)	(113)

Operating Income	$876	$783	$93

Board of Governors-approved transfers	(663)	(650)	(13)
Fair value adjustment on equity duration extension strategy, net	(1,538)	1,521	(3,059)
Fair value adjustment on other non-trading portfolios, net	1,543	(2,330)	3,873

Net Income (Loss)	$218	$(676)	$894

a.	Other exposures include: deferred drawdown option, irrevocable commitments, guarantees, and exposures to member countries’ derivatives.

Table 2: Income Allocation

In millions of U.S. dollars

For the fiscal years ended June 30,	2013	2012	Variance
Net Income (Loss)	$218	$(676)	$894
Board of Governors approved transfers	663	650	13
Fair value adjustment on equity duration extension strategy, net	1,538	(1,521)	3,059
Fair value adjustment on other non-trading portfolios, net	(1,543)	2,330	(3,873)

Operating Income	876	783	93
Adjustments (See Table 7)	92	215	(123)

Allocable Income	$968	$998	$(30)

Recommended Allocations
General Reserve	147	390	(243)
Surplus	200	—	200
Transfer to IDA	621	608	13

Total Allocations	$968	$998	$(30)

On August 7, 2013, the Executive Directors (the Board) approved the allocation of $147 million out of FY 2013 net income to the General Reserve. In addition, the Board recommended to IBRD’s Board of Governors, a transfer of the following out of FY 2013 net income: $621 million to the International Development Association (IDA) and $200 million to Surplus.

Fair Value Results (Discussed in Section VIII)

For FY 2013, IBRD experienced net unrealized losses of $1,644 million. The primary driver of these losses is the fair value adjustment on the equity duration extension strategy due to the increase in interest rates during FY 2013.

Table 3: Summary of Fair Value Adjustment, net

In millions of U.S. dollars

For the fiscal year ended June 30,	2013
Borrowing Portfolio	$(89)
Loan Portfolio	(17)
Equity Duration Extension Strategy, net	(1,538)

$(1,644)[a]

a.	See Table 24 for reconciliation to the fair value comprehensive basis net income.

Dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.

Fair Value Sensitivity to Interest Rates	Fair Value Sensitivity to Credit[b]
$ 4	$45
(7)	(36)
(18)	*

$(21)	$ 9

b.	Excludes Credit Valuation Adjustments (CVA) on swaps.
*	Sensitivity is marginal.

IBRD uses derivatives in its loan and borrowing portfolios to arrive at LIBOR based floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements is therefore low, resulting in relatively small fair value adjustments to income. As a result of the equity duration extension strategy, where IBRD primarily uses derivatives to lengthen the duration of its equity in an effort to stabilize its allocable income, the fair value of IBRD’s equity is more sensitive to interest rate movements, resulting in relatively large fair value adjustments to income. Management is monitoring current market conditions and will take actions as deemed appropriate.

Balance Sheet Analysis

The following table is a condensed version of IBRD’s balance sheet.

Table 4: Condensed Balance Sheet

In millions of U.S. dollars

As of June 30,	2013	2012	Variance
Investments and due from banks	$41,637	$39,481	$2,156
Net loans outstanding	141,692	134,209	7,483
Receivable from derivatives	137,385	160,819	(23,434)
Other assets	3,653	3,669	(16)

Total Assets	$324,367	$338,178	$(13,811)

Borrowings	141,500	$145,339	$(3,839)
Payable for derivatives	129,809	144,837	(15,028)
Other liabilities	13,535	11,317	2,218
Equity	39,523	36,685	2,838

Total Liabilities and Equity	$324,367	$338,178	$(13,811)

Lending Activities Highlights (Discussed in Section III)

IBRD’s principal assets are its loans to member countries.

Figure 1: Commitments	Figure 2: Commitments and Disbursements Trend	Figure 3: Net Loans Outstanding

For FY 2013, loan commitments were $15,249 million, a decrease of $5,333 million compared to FY 2012. Despite the downward trend in annual commitments after peaking in the fiscal year ended June 30, 2010 (FY 2010), demand for IBRD’s loan products still remains strong and substantially above pre-FY 2009 levels.

As of June 30, 2013, IBRD’s net loans outstanding increased by $7,483 million over June 30, 2012, primarily due to $6,552 million in net loan disbursements made in FY 2013, and currency translation gains of $888 million, primarily as a result of the appreciation of the euro against the U.S. dollar in FY 2013.

In July 2012, the Board approved new lending to IFC, not to exceed $197 million, in connection with the release of a member’s national currency paid-in capital to IBRD. As of June 30, 2013, $196 million was disbursed.

In December 2012, IBRD partnered with a borrowing member country to intermediate a cross currency swap transaction between the member country and a market counterparty. This was the first time IBRD executed such a transaction.

Investment Activities Highlights (Discussed in Section IV)

The objective of the liquid asset portfolio is to ensure the availability of sufficient cash flows to meet IBRD’s financial commitments. This portfolio is comprised of three sub portfolios: stable, operational and discretionary.

As of June 30, 2013, the net investment portfolio totaled $33,391 million, of which $32,566 million represents the liquid asset portfolio (see Note C—Investments in the Notes to the Financial Statements). The liquid asset portfolio decreased by $1,623 million compared to June 30, 2012, reflecting Management’s decision to lower IBRD’s liquidity to average historical levels. Management monitors the liquidity levels to allow for coverage of approximately 12 months of continued operations.

Figure 4: Net Investment Portfolio

Borrowing Activities Highlights (Discussed in Section V)

IBRD issues debt securities in a variety of currencies to both institutional and retail investors. During FY 2013, IBRD raised medium- and long-term debt of $22 billion, a decrease of $16 billion from FY 2012, reflecting lower disbursements in FY 2013 as compared to FY 2012, and Management’s decision to lower IBRD’s liquidity to average historical levels. IBRD raised debt in 21 different currencies in FY 2013.

At June 30, 2013, the borrowing portfolio, net of derivatives, totaled $136,019 million, an increase of $2,944 million, as compared to June 30, 2012 (See Notes to Financial Statements—Note E—Borrowings). This was primarily due to net new borrowing issuances of $3,057 million and currency translation losses of $536 million, as a result of the appreciation of the euro against the U.S. dollar in FY 2013. This was partially offset by unrealized mark-to-market gains of $1,484 million, primarily resulting from the steepening of the major yield curves.

Figure 5: Borrowing Portfolio

Capital Activities Highlights (Discussed in Section VI)

Following the Board of Governors’ approval of the General and Selective Capital Increase (GCI/SCI) resolutions in the fiscal year ended June 30, 2011 (FY 2011), $33,064 million has been subscribed as of June 30, 2013, resulting in additional paid-in capital of $1,933 million, of which $1,016 million was paid in during the fiscal year. In addition, since December 31, 2009, $1,328 million of members’ national currency paid-in capital (NCPIC) has become usable in IBRD’s operations, of which $348 million became usable during the fiscal year.

Financial Risk Management

In an effort to maximize its capacity to support its mandate of providing lending to its borrowing member countries, IBRD limits its exposure to market and credit risks. In addition, to ensure that the credit risks associated with its loans and other exposures are aligned to its risk bearing capacity, IBRD uses a Strategic Capital Adequacy Framework as a key medium-term capital planning tool.

Capital Adequacy (Discussed in Section VII)

IBRD’s capital adequacy is the degree to which its equity capital (usable paid-in capital and retained earnings) is sufficient to absorb unexpected credit shocks from its loan portfolio and continue to lend for development purposes. The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, and uses the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. This ratio decreased slightly from 26.98% at June 30, 2012 to 26.78% at June  30, 2013.

Figure 6:  Equity-to-Loans Ratio

Credit and Market Risk (Discussed in Section VII)

Box 2 summarizes specific financial risks faced by IBRD and how they are being managed.

Box 2: Summary of IBRD’s Specific Financial Risk Categories
Types of Financial Risk	How the Risk is Being Managed
Credit Risk
Country Credit Risk	Individual country exposure limits and IBRD’s credit risk bearing capacity
Commercial Credit Risk	Counterparty credit limits and collateral
Market Risk
Interest Rate Risk	Interest rate derivatives to match the sensitivity of assets and liabilities
Exchange Rate Risk	Currency derivatives to match the currency composition of assets and liabilities
Liquidity Risk	Prudential minimum liquidity level

Credit Risk:    IBRD is exposed to two primary types of credit risk, namely, country credit risk and commercial credit risk:

•

Country Credit Risk:    This risk includes potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. One way in which IBRD manages country credit risk is through the use of individual country exposure limits. In particular, IBRD is exposed to portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding. This risk is managed by restricting IBRD’s exposure to any single borrower to the lower of the Single Borrower Limit or the Equitable Access Limit. The Single Borrower Limit for FY 2014 will remain unchanged from FY 2013; $17.5 billion for India and $16.5 billion for all other qualifying borrowers. The Equitable Access Limit at June 30, 2013 was $25 billion.

In addition, Management uses risk models to estimate the size of a potential non-accrual shock that IBRD could face over the next three years at a given confidence level. The shock estimated by this risk model is used in IBRD’s capital adequacy stress testing to determine the impact of potential non-accrual events on net income through increased loan loss provisioning and overdue payments, and the implications for IBRD’s credit risk-bearing capacity.

•

Commercial Credit Risk:    This is the risk that counterparties may fail to meet their payment obligations. IBRD’s overall commercial credit exposure increased in FY 2013, reflecting Management’s decision to invest in fixed income instruments as part of the equity duration extension strategy. These instruments resulted in an increase in sovereign exposure in the AAA rating category.

The credit quality of IBRD’s portfolio is still concentrated in the upper end of the credit spectrum, with 83% of the portfolio rated AA or above. While IBRD continues to prefer highly rated securities and counterparties across all categories of investments, during FY 2013, Management broadened the universe of investment assets to achieve greater diversification in the portfolio and better risk-adjusted investment performance. As a result, IBRD has new sovereign exposures in the A and BBB rating categories. IBRD has also reduced the concentration risk by allowing a wider universe of banking counterparties.

Market Risk:    IBRD is exposed to three primary types of market risks, namely, interest rate, foreign exchange rate and liquidity risks. Various strategies are used to keep IBRD’s exposure to these risks at a minimal level, as discussed below:

•

Interest Rate Risk:    IBRD seeks to match the interest-rate sensitivity of its assets (loan and liquid asset portfolios) and its liabilities (borrowing portfolio) with the use of derivatives such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities to variable rate instruments. In addition, the interest rate risk attributable to IBRD’s equity earnings is managed through the equity duration extension strategy. While these strategies address most of IBRD’s interest rate risk, residual exposure to other interest rate risks still remains, including refinancing risk.

•

Exchange Rate Risk:    To minimize exchange rate risk in a multicurrency environment, IBRD periodically undertakes currency conversions to match its borrowing obligations in any one currency with assets in the same currency by using derivatives. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by undertaking currency conversions periodically, to align the currency composition of its equity to that of its outstanding loans. As a result, while the appreciation of the euro against the U.S. dollar during FY 2013 impacted the individual portfolios by currency, it did not have a material impact on the overall equity-to-loans ratio.

•

Liquidity Risk:    Liquidity risk arises in the general funding of IBRD’s activities and in the management of its financial positions. As of June 30, 2013, the liquid asset portfolio was 148% of the prudential minimum liquidity level in effect for FY 2013, slightly below the 150% maximum guideline. The prudential minimum liquidity level has been set at $24.5 billion for the fiscal year ended June 30, 2014 (FY 2014), an increase of $2.5 billion from FY 2013. The increase primarily reflects the higher level of debt service payments required in FY 2014, due to several large bonds maturing.

SECTION II: OPERATING INCOME AND INCOME ALLOCATION

Operating Income

IBRD’s financial model comprises leveraging shareholder funds with borrowings from the capital markets in order to provide long-term loans to borrowing member countries. The interest rate charged on these loans is based on a Board-determined contractual spread and IBRD’s actual or projected borrowing cost (See Table 9 for currently available loan terms).

Interest income, net of funding cost is a key determinant of IBRD’s operating income and arises from the following main sources: (See Figure 7 for illustration)

•	Interest margin: This income represents the difference between the lending rate charged to borrowers and associated borrowing costs. It accounted for 37% of FY 2013 net interest income.

•

Equity-funded loans:    This income represents interest cost saved by deploying equity instead of debt to fund loans and is sensitive to changes in short-term interest rates. It accounted for 4% of FY 2013 net interest income.

•

Equity Duration Extension Strategy:    This strategy seeks to reduce the sensitivity of IBRD’s income to short-term interest rate fluctuations. This strategy is implemented mostly through the use of interest rate swaps where IBRD is a variable interest rate payer and a fixed interest rate receiver. It accounted for 52% of FY 2013 net interest income.

•

Investment income:    The spread earned on the liquid asset portfolio accounted for 7% of FY 2013 net interest income. IBRD holds liquid assets to ensure the availability of sufficient cash flows to meet all of its financial commitments in the short-term.

The annual changes in loan loss provisioning and net non-interest expenses are also key determinants of IBRD’s operating income (See Table 5).

Figure 7: Net interest income

In billions of U.S. dollars

Table 5 summarizes IBRD’s operating income, net of funding cost for the last two fiscal years. The major variances are explained below:

FY 2013 versus FY 2012

The increase of $93 million in operating income is explained by the following factors:

•

Provision for losses on loans and other exposures:    For FY 2013, there was a $22 million release of provision primarily due to net improvements in the credit quality of the loan portfolio. In contrast, during FY 2012, there was a $189 million charge primarily due to a net decline in the credit quality of the loan portfolio.

These factors were partially offset by:

•	Net non-interest expense: The $119 million increase in net non-interest expense was primarily due to higher pension expense.

FY 2012 versus FY 2011

The decrease of $240 million in operating income is explained by the following factors:

•

Provision for losses on loans and other exposures:    For FY 2012, there was a $189 million charge primarily due to a net decline in the credit quality of the loan portfolio. In contrast, during FY 2011, there was a $45 million release of provision due to a net improvement in the credit quality of the loan portfolio.

•

LTIP income:    The $138 million decrease in income from LTIP in FY 2012 was primarily due to lower returns from the equity portfolio compared to FY 2011. LTIP was fully liquidated during the fourth quarter of FY 2012.

These factors were partially offset by:

•

Net Interest income:    The interest margin increased by $188 million reflecting higher spreads from the increased proportion of loans carrying the new loan pricing terms which were approved in FY 2010 and an increase in loan volume.

Table 5: Operating Income

In millions of U.S. dollars

	FY 2013	FY 2012	FY 2011	FY 2013 vs. FY 2012	FY 2012 vs FY 2011
Interest income, net of funding costs
Interest margin	$799	$744	$556	$55	$188
Equity-funded loans	79	196	196	(117)	—
Equity extension duration strategy	1,107	1,095	1,139	12	(44)
Investments	156	80	112	76	(32)

Net interest income	$2,141	$2,115	$2,003	$26	$112

Provision for losses on loans and other exposures – release (charge)	22	(189)	45	211	(234)
LTIP Income	—	31	169	(31)	(138)
Other income, net	44	38	39	6	(1)
Net non-interest expense	(1,331)	(1,212)	(1,233)	(119)	21

Operating Income	$876	$783	$1,023	$93	$(240)

Table 6 summarizes IBRD’s net non-interest expenses.

Table 6: Net Non-Interest Expenses

In millions of U.S. dollars

	FY 2013	FY 2012	FY 2011	FY 2013 vs. FY 2012	FY 2012 vs. FY 2011
Administrative expenses
Staff costs	$742	$734	$696	$8	$38
Operational travel	171	162	142	9	20
Consultant fees	256	262	244	(6)	18
Pension and other postretirement benefits	282	163	220	119	(57)
Communications and IT	43	44	41	(1)	3
Contractual services	132	123	115	9	8
Equipment and buildings	111	111	111	—	—
Other expenses	24	32	(5)	(8)	37

Total administrative expenses	$1,761	$1,631	$1,564	$130	$67

Contribution to special programs	147	133	147	14	(14)
Service fee revenue	(193)	(179)	(156)	(14)	(23)
Revenue related to IBRD executed trust funds	(357)	(341)	(300)	(16)	(41)
Restricted income	(23)	(27)	(18)	4	(9)
Net other (income) expense	(4)	(5)	(4)	1	(1)

Total Net Non-Interest Expenses	$1,331	$1,212	$1,233	$119	$(21)

Income Allocation

It is Management’s practice to recommend distributions out of net income to augment reserves and support developmental activities at the end of each fiscal year. Net income allocation decisions are made on the basis of reported net income, adjusted to exclude certain items discussed below, in order to arrive at amounts realized during the year and that are available for use. See Table 7 for IBRD’s allocable income and recommended allocations.

During FY 2013, the Board of Governors approved a transfer of $608 million to IDA, out of the FY 2012 net income and a transfer from Surplus of $55 million to the Trust Fund for Gaza and the West Bank. During FY 2012, the Board of Governors approved a transfer of $520 million to IDA from IBRD’s FY 2011 net income, and transfers from Surplus of $75 million to the South Sudan Transition Trust Fund, and $55 million to the Trust Fund for Gaza and the West Bank.

Table 7: Income Allocation

In millions of U.S. dollars

For the fiscal years ended June 30,	2013	2012
Reported net income (loss)	$218	$(676)
Board of Governors approved transfers	663	650
Fair Value adjustment on equity duration extension strategy, net	1,538	(1,521)
Fair value adjustment on other non-trading portfolios, net	(1,543)	2,330

Operating income	876	783
Adjustments:
Pension	99	3
Temporary restricted income	(6)	(3)
Financial remedies	(1)	(10)
LTIP	—	225

	92	215

Allocable Income	$968	$998

Recommended Allocations
General Reserve	147	390
Surplus	200	—
Transfer to IDA	621	608

Total Allocations	$968	$998

On August 7, 2013, the Board approved the allocation of $147 million out of FY 2013 net income to the General Reserve. In addition, the Board recommended to IBRD’s Board of Governors the transfer of the following out of FY 2013 net income: $621 million to IDA and $200 million to Surplus.

With the approval of the Board, the following are the adjustments made to reported net income to arrive at allocable income:

•	Board of Governors-approved transfers are excluded as they represent distributions from Surplus or prior year’s income.

•	Fair value adjustment on non-trading portfolios is excluded as the income allocation is based on realized amounts.

•

Pension adjustment reflects the difference between IBRD’s administrative budget allocation and the accounting expense, as well as investment income earned on the assets related to the Post-Employment Benefit Plan (PEBP) and Post Retirement Contribution Reserve Fund (PCRF).

At the end of FY 2012, the Board approved the PCRF to stabilize IBRD’s contributions to its pension and benefits plans. Under the plan documents, IBRD is obligated to make contributions to the plans based on the funding requirements determined on an actuarial basis by the Pension Finance Committee, the governing body for the plans. While this governance process ensures that the plans are funded on an actuarially sound basis, it creates volatility in IBRD’s administrative budget. Once it has reached sufficient scale, the fund is designed to reduce such administrative budget volatility by partially funding the pension contribution in years in which the required contribution amount is greater than a specified target. As a result, commencing in FY 2013, the pension adjustment also includes any contributions made to the PCRF, as well as any investment income earned on the fund. Drawdowns from the fund will also be included in this adjustment.

Management believes the allocation decision should be based on IBRD’s administrative budget allocation as it defines the appropriate pension expense for the purpose of income allocation. In addition, Management believes that the PEBP and PCRF investment income should be excluded from the allocation decision, since this income is only available to meet the needs of the pension plans.

•	Temporarily restricted income is excluded as IBRD has no discretion on the use of such funds.

•

Financial remedies represent restitution and financial penalties from sanctions imposed by IBRD on debarred firms. Funds received by IBRD under this sanctions regime are reflected in income. Management believes that such funds should be excluded from the allocation decision, since they are only available for specific purposes—primarily restitution for countries affected by corruption.

•

LTIP was liquidated in FY 2012, resulting in a positive adjustment reflecting the balance in the LTIP reserve as of June 30, 2012. Prior to FY 2012, the LTIP adjustment reflected the difference between the actual portfolio return and a fixed draw amount, based on the long-term expected return on the portfolio. This adjustment was negative as the actual returns had been consistently higher than the fixed draw.

SECTION III: LENDING AND OTHER DEVELOPMENT ACTIVITIES

IBRD is a major provider of financial, and technical assistance, as well as a source of development knowledge to developing countries around the world. IBRD advances projects on trade, finance, infrastructure, governance, education, health, poverty, and climate change.

Lending

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does Management believe there is a market for loans comparable to those made by IBRD.

From its establishment through June 30, 2013, IBRD’s approved loans, net of cancellations, totaled $519,970 million to 139 borrowing member countries. A summary of cumulative lending is presented in the table below.

Table 8: Lending Status

In millions of U.S. dollars

At June 30,	2013	2012
Cumulative approvals[a]	$519,970	$505,742
Cumulative repayments[b]	317,357	307,934
Loans outstanding	143,776	136,325
Undisbursed amounts	61,306	62,916

a.	Net of cumulative cancellations of $72,590 million, as of June 30, 2013 ($71,830 million – June 30, 2012). Cumulative amount excludes guarantees.
b.	Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of repayment by borrowers.

Figure 8 presents the commitments and gross disbursements from FY 2009 to FY 2013. During FY 2013, new loan commitments were $15,249 million (including guarantees of $458 million), as compared to $20,582 million in FY 2012 (including guarantees of $214 million), a decrease of $5,333 million. Following the peak in FY 2010 of $44,197 million in new loan commitments in response to the global financial crisis, the declining commitment levels are in line with the expected reversion to pre-crisis levels of approximately $15 billion annually.

Figure 8: Commitments and Gross Disbursements

In billions of U.S. dollars

During the five-year period from FY 2009 to FY 2013, the Latin America and the Caribbean and Europe and Central Asia regions, combined, accounted for the largest share of commitments. See figure below.

Figure 9: Commitments by Region

In billions of U.S. dollars

Under IBRD’s Articles of Agreement (the Articles), as applied, the total amount outstanding of loans made by IBRD, including participation in loans and callable guarantees, may not exceed the statutory lending limit. At June 30, 2013, outstanding loans and callable guarantees totaled $143,776 million, equal to 57% of the statutory lending limit of $250,332 million.

Lending Cycle

The process of identifying and appraising a project, and approving and disbursing a loan, often extends over several years. However, on numerous occasions, IBRD has shortened the preparation and approval cycle in response to emergency situations (such as natural disasters) and crises (such as food, fuel and global economic crises). With certain exceptions1, each loan must be approved by IBRD’s Board.

Loan disbursements are subject to the fulfillment of requirements set out in the loan agreement. During implementation of IBRD-supported operations, IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director reports to the Board, evaluates the extent to which operations have met their major objectives.

Lending Instruments

IBRD lending generally falls into one of three categories: investment lending, development policy operations and Program-for-Results. IBRD’s loan terms are summarized in Table 9.

Investment Lending

Investment lending2 is generally used to finance goods, works, and services in support of economic and social development projects and programs in a broad range of sectors and typically disburses over a period of five to ten years. These investment projects encompass a number of sectors including: agriculture, urban development, rural infrastructure, education and health. FY 2013 commitments under this lending instrument totaled $8,103 million (FY 2012: $9,949 million).

1	For Adaptable Program Loans (APLs), the Executive Directors approve all first-phase APLs and delegate to Management the approval of subsequent phases subject to agreed procedures. In addition, Learning and Innovation Loans are loans of $5 million or less and are approved by Management.
2	Investment lending loans include enclave loans which are made in exceptional cases to IDA qualifying member countries (who are not eligible for IBRD financing) for projects generating foreign exchange and projects with appropriate foreign exchange-related credit enhancements. These loans carry the same terms and conditions as IBRD loans. As of June 30, 2013 and June 30, 2012, IBRD’s enclave loans totaled $11 million and $17 million, respectively.

Development Policy Operations

Development policy operations provide quick-disbursing financing to support government policy and institutional reforms and typically disburse over a period of one to three years. These commitments focus on social, structural, and institutional reforms. FY 2013 commitments under this lending instrument totaled $7,080 million (FY 2012: $10,334 million).

Program-for-Results

Program-for-Results is a financing instrument for IBRD’s borrowing member countries that links the disbursement of funds directly to the delivery of defined results. The objective is to improve the design and implementation of development programs and achieve lasting results by strengthening institutions and building capacity. FY 2013 commitments under this lending instrument totaled $66 million (FY 2012: $300 million).

Figure 10 shows the percentage of IBRD loans approved for investment lending, development policy operations and Program-for-Results over the past five years.

Figure 10: IBRD Lending Commitments

In FY 2013, of IBRD’s total commitments, commitments for investment lending, development policy operations and Program-for-Results accounted for 53% (FY 2012 – 48%), 46% (FY 2012 – 50%), and 1% (FY 2012 – 2%), respectively.

Currently Available Lending Products

IBRD does not differentiate between the credit quality of member countries eligible for loans, with all member countries eligible for IBRD lending subject to the same pricing. As of June 30, 2013, 80 member countries were eligible to borrow from IBRD. Table 9 summarizes the currently available loan terms as of June 30, 2013.

IBRD Flexible Loans

IBRD Flexible Loans (IFL) allow borrowers to customize the repayment terms (i.e., grace period, repayment period and amortization profile) to meet their debt management or project needs, and also include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans for which currency or interest rate conversions have been exercised as of June 30, 2013 was $27,791 million ($27,184 million—June 30, 2012). IFLs may be denominated in the currency or currencies chosen by the borrower provided that IBRD can efficiently intermediate in that currency. Through the use of currency conversions, some borrowing member countries have converted their IBRD loans into their domestic currencies to reduce their foreign currency exposure with respect to projects or programs that do not generate foreign currency revenues. These local currency loans carry fixed-spread terms. The balance of such loans outstanding at June 30, 2013 was $1,749 million ($1,676 million—June 30, 2012).

The IFL has the following two basic types of loan terms: variable-spread terms and fixed-spread terms. IFLs with variable-spread terms have a variable-spread over a floating rate index (e.g. LIBOR) that is adjusted every six months and IFLs with fixed-spread terms have a fixed-spread over a floating rate index (e.g. LIBOR) that is fixed for the life of the loan. Final maturity of an IFL can be up to 30 years, provided that its weighted average maturity does not exceed 18 years.

The spread on IBRD’s IFLs has four components: contractual lending spread, a maturity premium, a market risk premium, and a funding cost margin. The contractual lending spread and maturity premium, which apply to all IFLs, are subject to the Board’s annual pricing review. For fixed-spread IFLs, the projected funding cost and the market risk premium are reviewed and set by Management to ensure that they reflect evolving and underlying market conditions and are communicated at least quarterly to the Board.

The maturity premium was introduced as part of the loan maturity reform at the end of FY 2010 and is based on the cost of the incremental capital needed for the longer maturities. Since its introduction, the share of the longest average maturities (15 -18 years), which accounted for most of the new loan approvals prior to the introduction of the maturity premium, has declined from 90% in FY 2010 to 65% in FY 2013.

Table 9: Currently Available Loan Terms

As of June 30, 2013

Basis points, unless otherwise noted

	IBRD Flexible Loan (IFL)		Special Development
	Fixed-spread Terms	Variable-spread Terms	Policy Loans (SDPL)
Final maturity	30 years	30 years	5 to 10 years
Maximum weighted average maturity	18 years	18 years	7.5 years
Reference market rate	Six-month floating rate index	Six-month floating rate index	Six-month floating rate index
Spread
Contractual lending spread	50	50	200[a]
Maturity premium	0-20[b]	0-20[b]	—
Market risk premium	10-15[c]	—	—
Funding cost margin	Projected funding spread to six-month floating rate index[d]	Actual funding spread to floating rate index of IBRD borrowings in the previous six-month period	—
Charges
Front-end fee[e]	25	25	100
Late service charge on principal payments received after 30 days of due date[f]	50	50	—
	Development Policy Loan Deferred Drawdown Option	Catastrophe Risk Deferred Drawdown Option
Reference market rate	Six-month floating rate index	Six-month floating rate index
Contractual lending spread	IFL variable or fixed-spread in effect at the time of withdrawal
Front-end fee	25	50
Renewal fee	—	25
Stand-by fee	50	—
Pricing for IBRD Partial Risk, Partial Credit, and Policy-Based Guarantees
Front-end fee		25
Guarantee fee		50-70[g]

a.	Minimum of 200 basis points.
b.	A maturity premium of nil is charged for loans with an average maturity less than 12 years, 10 basis points is charged for loans with an average maturity greater than 12 years and up to 15 years, and 20 basis points for loans with an average maturity greater than 15 years.
c.	A market risk premium of 10 basis points is charged for loans with an average maturity of up to 15 years, and 15 basis points for loans with an average maturity greater than 15 years.
d.	Projected funding spread to floating rate index (e.g. LIBOR) is based on the average repayment maturity of the loan.
e.	There are no waivers on interest and front-end fee under the current pricing terms.
f.	See Box 4 in Section VII for treatment of overdue payments.
g.	A guarantee fee of 50 basis points is charged for guarantees with an average maturity less than 12 years, 60 basis points for guarantees with an average maturity of greater than 12 years and up to 15 years, and 70 basis points for guarantees with an average maturity greater than 15 years.

Loans with a Deferred Drawdown Option

The Development Policy Loan Deferred Drawdown Option (DPL DDO) provides the borrower with the flexibility to rapidly fund its financing requirements, for example, following a shortfall in resources due to adverse economic events such as downturns in economic growth or unfavorable changes in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables the borrower to access an immediate source of funding to respond rapidly in the aftermath of a natural disaster. Under the DPL DDO, the borrower may defer disbursement for up to three years, renewable for an additional three years. The CAT DDO has a revolving feature; the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years. See Table 9 for currently available loan terms as of June 30, 2013.

As of June 30, 2013, the amount of DDOs disbursed and outstanding totaled $3,270 million ($3,265 million—June 30, 2012), and the undisbursed amount of effective DDOs totaled $5,374 million ($3,557 million—June 30, 2012).

Special Development Policy Loans (SDPL)

SDPLs support structural and social reforms by credit worthy borrowers that are approaching a possible global financial crisis, or are already in a crisis and have extraordinary and urgent external financial needs. Borrowers seeking SDPLs must have a disbursing International Monetary Fund-supported program in place, and be seeking IBRD lending as part of a coordinated international support package. At June 30, 2013 the outstanding balance of such loans was $623 million ($803 million—June 30, 2012).

In FY 2013 and FY 2012, IBRD made no new SDPL commitments.

Loan-Related Derivatives

IBRD responds to borrowers’ needs for access to better risk management tools, by offering them derivative instruments; these include currency and interest rate swaps, and interest rate caps and collars. IBRD passes through its market cost of these instruments to the borrower. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $9,423 million at June 30, 2013 ($8,633 million—June 30, 2012).

Local Currency Loan Facility Agreement with IFC

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million, aimed at increasing the usability of NCPIC. Under this agreement, IBRD lends local currencies of its member countries, funded from paid-in capital, to IFC. These currencies are subsequently used by IFC to finance projects in those member countries. Loan commitments under this facility are subject to the consent of the respective IBRD member countries whose currencies are involved. At June 30, 2013, loans outstanding under this facility were $34 million.

Loans with IFC

On July 5, 2012, the Board approved new lending to the IFC, not to exceed $197 million, in connection with the release of a member’s NCPIC to IBRD. As of June 30, 2013, $196 million was disbursed.

IBRD Discontinued Loan Terms

IBRD’s loan portfolio includes a number of loan products that have terms no longer available for new commitments. These products include currency pool loans and fixed rate single currency loans. At June 30, 2013, loans outstanding of $1,640 million carried terms that are no longer offered.

Waivers

Waivers applicable to the previously available loan products include a portion of interest on loans and a portion of the commitment charge on undisbursed balances on all eligible loans, and are approved annually by the Board. For FY 2013, the approved waiver rates were: 5 basis points on interest charges on loans for which the invitation to negotiate was issued prior to July 31, 1998 and 25 basis points on loans issued thereafter, but signed prior to the effectiveness of loan pricing terms introduced in September 2007; and 50 basis points on commitment charges. For FY 2014, the Board has approved the same waiver rates as FY 2013 for all eligible borrowers with eligible loans.

Figure 11 illustrates a breakdown of IBRD’s loans outstanding and undisbursed balances by loan terms, as well as loans outstanding by currency composition. See the Notes to the Financial Statements—Note D—Loans and Other Exposures for more information.

Figure 11: Loan Portfolio

In millions of U.S. dollars

Figure 11a: Loans Outstanding by Loan Terms

Figure 11b: Undisbursed Balances by Loan Terms

Figure 11c: Loans Outstanding by Currency

a.	Includes IFL variable-spread loans.
b.	Includes IFL fixed-spread loans.
*	Denotes percentage less than 0.5%.

Other Development Activities

IBRD offers derivatives, guarantees, and grants to its borrowing member countries, as well as affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates. IBRD also provides technical assistance, advisory and other services to support poverty reduction.

Derivatives

In addition to loan related derivatives, IBRD offers derivative products to its borrowing member countries, as well as affiliated and non-affiliated organizations as part of its financial intermediation services.

•

Borrowers:    In December 2012, IBRD partnered with a borrowing member country to intermediate a cross currency swap transaction between the member country and a market counterparty. This was the first time IBRD executed such a transaction. The notional amount of such instruments at June 30, 2013 was $1 billion.

•

Affiliated Organizations:    To assist IDA with its asset/liability management strategy, IBRD executed a number of currency forward transactions with IDA. Concurrently, IBRD entered into offsetting transactions with market counterparties. IBRD charges an intermediation fee for these currency forward transactions. The notional amount of such instruments at June 30, 2013 was $5,410 million.

•

Non-affiliated Organizations:    IBRD and the International Finance Facility for Immunisation (IFFIm), a non-affiliated organization, have entered into a number of currency and interest rate swaps under a master derivatives agreement and a treasury management contract. Concurrently, IBRD entered into offsetting swap transactions with market counterparties. IBRD charges an intermediation fee for these derivative transactions. The notional amount of such instruments at June 30, 2013 was $8,230 million.

Further details on derivatives are provided in the Notes to Financial Statements—Note F—Derivative Instruments.

Guarantees

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. These guarantees can also be offered on securities issued by entities eligible for IBRD loans, and in exceptional cases offered in countries only eligible to borrow from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. Each guarantee requires the counter-guarantee of the member government. Table 9 summarizes the guarantee pricing terms.

IBRD generally provides the following types of guarantees:

•	Partial risk guarantees: Protect private lenders against the risk of a public entity or a government failing to perform its obligations with respect to a private project.

•

Partial credit guarantees:    Protect private lenders against nonpayment of the loans provided for public investments. Such guarantees allow public sector projects to raise financing, extend maturities and lower spreads.

•

Policy-based guarantees:    Extend the partial credit guarantee instrument beyond public investment projects to sovereign borrowings from private foreign creditors, in support of agreed structural, institutional, and social policies and reforms.

•

Enclave guarantees:    Are partial risk guarantees offered in exceptional cases to IDA qualifying member countries (who are not also eligible for IBRD financing) for projects generating foreign exchange and projects with appropriate foreign exchange-related credit enhancements. Fees and charges pertaining to enclave guarantees are higher than those charged for non-enclave guarantees.

•	Other: As discussed in Other Activities below, IBRD has also committed to pay any donor shortfalls associated with the Advance Market Commitment (AMC) for Vaccines against Pneumococcal Diseases.

IBRD’s exposure at June 30, 2013 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in the table below.

Table 10: Guarantee Exposure

In millions of U.S. dollars

	At June 30,
	2013	2012
Partial risk[a]	$114	$116
Partial credit	168	179
Policy based	755	470
Other instruments	707	880

Total	$1,744	$1,645

a.	Includes enclave guarantees totaling $4 million (June 30, 2012: $8 million).

For additional information see the Notes to Financial Statements—Note D—Loans and Other Exposures.

Grants

IBRD also supports development activities by making grants to various recipients through the Development Grant Facility and through mechanisms such as Board of Governors-approved transfers.

Other Activities

In addition to financing of development activities, IBRD is also involved in the following:

Consultation:    IBRD provides technical assistance to its member countries, both in connection with, and independent of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment, and assisting member countries in improving their asset and liability management techniques.

Research and Training:    To assist its developing member countries, IBRD, through the World Bank Institute and its partners, provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

Trust Fund Administration:    IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. These funds are held in trust and with the exception of undisbursed third party contributions made to IBRD-executed trust funds, are not included on IBRD’s balance sheet.

The table below summarizes the cash and investment assets held in trust by IBRD as administrator and trustee, of which $161 million ($155 million—June 30, 2012), relates to IBRD’s contributions to these trust funds.

Table 11: Cash and Investment Assets held in Trust

In millions of U.S dollars

	At June 30,
	2013	2012
IBRD-executed	$199	$177
Jointly executed with affiliated organizations	584	533
Recipient-executed	3,152	3,047
Financial intermediary funds	14,810	14,473
Execution not yet assigned[a]	3,331	3,521

Total fiduciary assets	$22,076	$21,751

a.	These represent assets held in trust for which the agreement as to the type of execution is to be finalized jointly by the donors and IBRD.

During the FY 2013, IBRD, as an executing agency, disbursed $357 million (FY 2012: $341 million) of trust fund program funds. For additional information, see the Notes to Financial Statements—Note I—Management of External Funds and Other Services.

Investment Management:    IBRD offers investment management services to several types of external institutions, including central banks of member countries. One objective of providing the services to central banks is to assist them in developing portfolio management skills. Under these arrangements, IBRD is responsible for managing investment assets on behalf of these institutions, and in return receives a fee based on the average value of the portfolios.

At June 30, 2013, the assets managed under these agreements had a value of $25,980 million ($23,968 million—June 30, 2012). These funds are not included in the assets of IBRD. For additional information, see the Notes to Financial Statements—Note I—Management of External Funds and Other Services.

Externally Financed Outputs (EFOs):    IBRD offers donors the ability to contribute to IBRD’s projects and programs. Contributions received must be utilized for the purposes specified by the donors and are therefore considered restricted until utilized for the donor-specified purposes.

Global Public Goods:    AMC is a multi-lateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD provides a financial platform for AMC by holding donor-pledged assets as an intermediary agent and passing them on to the Global Alliance for Vaccines and Immunization (GAVI) when the appropriate conditions are met. In addition, should a donor fail to pay or delay in paying any amounts coming due, IBRD has committed to paying from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. For further details on AMC, see the Notes to Financial Statements—Note C—Investments and Note I—Management of External Funds and Other Services.

SECTION IV: INVESTMENT ACTIVITIES

As of June 30, 2013, IBRD’s investments include a liquid assets portfolio, AFS securities, and holdings related to AMC, PCRF and PEBP.

Liquid Asset Portfolio

The liquid asset portfolio is managed with the objective of protecting the principal amount of these investments and in so doing ensuring the availability of sufficient cash flows to meet all of IBRD’s financial commitments. In addition, IBRD seeks to achieve a reasonable return on the liquid asset portfolio using prudent asset and risk management techniques. Box 5 in Section VII—Financial Risk Management, summarizes the eligibility criteria for IBRD’s investment securities.

The liquid asset portfolio is held in three sub-portfolios: stable, operational and discretionary, each with different risk profiles and performance guidelines. Figure 12 represents IBRD’s liquid asset portfolio size and structure at the end of FY 2013 and FY 2012.

Stable Portfolio includes the prudential minimum level of liquidity, which is set at the beginning of each fiscal year.

Operational Portfolio provides working capital for IBRD’s day-to-day cash flow requirements.

Discretionary Portfolio provides flexibility for the execution of IBRD’s borrowing program and can be used to take advantage of attractive market opportunities.

Figure 12: Liquid Asset Portfolio Composition

In millions of U.S. dollars

IBRD’s liquid asset portfolio is largely composed of assets denominated in or hedged into U.S. dollars, with net exposure to short-term interest rates. The portfolio has an average duration of less than three months. The debt funding these liquid assets has similar currency and duration profiles. This is a direct result of IBRD’s exchange rate and interest rate risk management policies, discussed further in Section VII—Financial Risk Management, combined with appropriate investment guidelines. In addition to monitoring gross investment returns compared to their benchmarks, IBRD also monitors overall investment earnings net of funding cost, as discussed in Section II—Operating Income and Income allocation.

IBRD’s liquid assets are held principally in highly-rated fixed income instruments. These instruments include government and agency obligations, time deposits and other unconditional obligations of banks and financial institutions. Additionally, IBRD holds currency swaps and interest rate swaps (including currency forward contracts), asset-backed securities (including mortgage-backed securities), and futures, options and swaption contracts. IBRD only invests in exchange-traded options and futures.

At June 30, 2013, the balance of IBRD’s liquid asset portfolio was $32,566 million, reflecting a decrease of $1,623 million from June 30, 2012. This decrease reflects Management’s decision to lower IBRD’s liquidity to average historical levels. Figure 13 presents the liquid asset portfolio holdings at the end of FY 2013 and FY 2012.

Figure 13: Liquid Asset Portfolio by Asset Class

In millions of U.S. dollars

The financial returns and average balances of IBRD’s liquid asset portfolio and LTIP in FY 2013 compared with FY 2012 are presented in Table 12. The returns on the liquid asset portfolio are higher than FY 2012, primarily due to unrealized mark-to-market gains resulting from the tightening of credit spreads experienced during FY 2013. The LTIP was liquidated at the end of FY 2012.

Table 12: Liquid Asset Portfolio and LTIP- Average Balances and Returns

In millions of U.S. dollars

	Average Balances		Financial Returns (%)
	FY 2013	FY 2012	FY 2013	FY 2012
Liquid asset portfolio
Stable	$22,224	$20,850	0.83	0.60
Operational	6,381	9,758	0.19	0.18
Discretionary	3,888	3,770	0.79	0.72
LTIP	—	1,193	—	2.83

	$32,493	$35,571	0.70%	0.57%

Available for Sale Securities

As part of the equity duration extension strategy, the tranche of the 10-year interest rate swap ladder that matured in FY 2013 was replaced with fixed income instruments. Management classified these instruments as AFS in its financial statements. This classification is based on Management’s intention on the date of purchase, their nature, and IBRD’s policies governing the use of such instruments. For more details, see the Notes to Financial Statements—Note A—Summary of Significant Accounting and Related Policies.

Other Investments

As of June 30, 2013, investments from donors relating to AMC, had a net carrying value of $257 million ($326 million—June 30, 2012). For more details, see the Notes to Financial Statements—Note I—Management of External Funds and Other Services.

As discussed in Section II, the PCRF had a net carrying value of $39 million as of June 30, 2013 (nil—June 30, 2012). In addition, the PEBP had a net carrying value of $683 million ($604 million—June 30, 2012). The PEBP assets do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. These assets are invested in fixed income and equity instruments.

SECTION V: BORROWING ACTIVITIES

IBRD issues securities to institutional and retail investors around the world, both through global offerings and by way of bond issues designed to meet the needs of specific markets or types of investors. These funds are then used for lending to member countries. Under its Articles, as applied, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction. IBRD issues short-term debt (debt issued with a maturity of one year or less), and medium- and long-term debt (debt issued with a maturity of more than one year). The average maturity to first call date of the medium- and long-term debt issued during FY 2013 was approximately 4 years. In FY 2013, IBRD raised debt in 21 different currencies.

Short-Term Borrowings

IBRD’s short-term borrowings consist primarily of discount notes issued in U.S. dollars, as shown in Table 13.

Discount notes:    These consist of short-term borrowings with a weighted average maturity of 100 days. The June 30, 2013 year-end balance increased compared to June 30, 2012 in line with IBRD’s efforts to prepare for a potential increase in loan disbursements toward the end of the fiscal year.

Securities lent or sold under repurchase agreements:    These instruments consist of short-term borrowings that are secured predominantly by highly rated collateral in the form of securities; including government issued debt and have an average maturity of approximately six months. The June 30, 2013 average and year-end balances increased compared to June 30, 2012 primarily due to the AFS securities purchased towards the end of FY 2013.

Other short-term borrowings:    These instruments consist of short-term borrowings with maturities of one year or less. The June 30, 2013 average and year-end balances have increased compared to June 30, 2012 mainly due to changes in investor demand and opportunities in newly developing currency markets.

Table 13: Short-Term Borrowings

In millions of U.S. dollars, except rates in percentages

	June 30, 2013	June 30, 2012	June 30, 2011
Discount notes[a]
Balance at year-end	$10,365	$4,908	$9,614
Average daily balance during the fiscal year	$6,929	$9,814	$11,836
Maximum month-end balance	$10,385	$14,495	$16,140
Weighted-average rate at the end of fiscal year	0.12%	0.10%	0.12%
Weighted-average rate during the fiscal year	0.13%	0.12%	0.28%

Securities lent or sold under repurchase agreements[b]
Balance at year-end	$2,655	$—	$232
Average monthly balance during the fiscal year	$440	$240	$198
Maximum month-end balance	$2,655	$790	$232
Weighted-average rate at the end of fiscal year	0.08%	—%	0.60%
Weighted-average rate during the fiscal year	0.08%	0.01%	0.48%

Other short-term borrowings[a]
Balance at year-end	$1,905	$1,601	$569
Average daily balance during the fiscal year	$820	$1,428	$836
Maximum month-end balance	$1,905	$1,601	$924
Weighted-average rate at the end of fiscal year	0.28%	0.44%	0.22%
Weighted-average rate during the fiscal year	0.32%	0.31%	0.32%

a.	After swaps
b.	Excludes PEBP

Medium- and Long-Term Borrowings

In FY 2013, medium- and long-term debt raised directly in the capital markets by IBRD, amounted to $22,146 million compared to $38,406 million in FY 2012, as described in table below. This decrease reflects lower disbursements during FY 2013 as compared to FY 2012, and Management’s decision to lower IBRD’s liquidity to average historical levels.

Table 14: Funding Operations Indicators

	FY 2013	FY 2012
Medium- and long-term funding raised (USD millions)	$22,146	$38,406
Number of transactions	285	289
Average Contractual Maturity[a] (in years)	4.62	4.96
Average Contractual Maturity to First Call Date[a] (in years)	3.64	3.85
Average Expected Maturity[b] (in years)	4.18	4.39

a.	At issuance.
b.	Calculated at issuance based on probability of early redemption.

Medium- and long-term borrowings raised, excluding derivatives, by currency for FY 2013 and FY 2012 is shown in Figure 14.

Figure 14: Medium- and Long-Term Borrowings Raised by Currency Excluding Derivatives

Funding raised in any given year is used for IBRD’s general operations, including loan disbursements, replacement of maturing debt and prefunding for future lending activities. IBRD determines its funding requirements based on a three year rolling horizon and funds approximately one-third of the projected amount in the current fiscal year.

IBRD strategically repurchases or calls its debt to reduce the cost of borrowings or to meet other operational or strategic needs such as to provide liquidity to its investors. During FY 2013, IBRD repurchased or called $10,914 million of its outstanding borrowings (FY 2012: $7,394 million) for a realized gain of $33 million (FY 2012: $65 million).

Generally, new medium- and long-term funding is initially swapped into variable-rate U.S. dollars, with conversion to other currencies being carried out subsequently, in accordance with loan funding requirements. In addition, IBRD uses derivatives to manage the re-pricing risks between loans and borrowings. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates, as discussed further in Section VII—Financial Risk Management.

SECTION VI: CAPITAL ACTIVITIES

Shareholder support for IBRD is reflected in the capital backing it has received from its members. Holding adequate equity capital to support loans and other exposures is intended to provide IBRD with the ability to absorb unexpected shocks, as well as to protect its financial strength and ability to raise cost-effective funding from capital markets.

Subscribed Capital

At June 30, 2013, the authorized capital of IBRD was $278,377 million, of which $223,181 million had been subscribed. Of the subscribed capital, $13,434 million had been paid-in with the remaining $209,747 million representing the uncalled portion of subscriptions. For a composition of subscribed capital, see table below.

Table 15: Subscribed Capital

In millions of U.S. dollars

As of June 30,	2013	2012
Originally paid in national currencies
Of which:
Converted to U.S. dollars	$4,482	$3,357
Remaining in national currencies	7,609	7,819

Total	12,091	11,176
Originally paid in U.S dollars	1,343	1,242

Total paid-in capital	13,434	12,418
Uncalled portion of subscriptions	209,747	192,976

Total subscribed capital	$223,181	$205,394

Paid-in Capital

Table below sets out the terms of payment of IBRD’s capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD’s Board of Governors.

Table 16: Paid-in Capital

In millions of U.S. dollars

Source and application of funds	Amount paid in
Originally paid in gold or U.S. dollars and freely used by IBRD in its operations	$1,343
Originally paid in national currencies and subsequently converted into U.S. dollars or U.S. dollar denominated notes:
a. $4,289 million was converted into cash and is freely available for use in IBRD’s operations
b. $193 million was converted to U.S. denominated notes, which will become freely available upon encashment	$4,482
Originally paid in national currencies and used to fund national currency administrative expenses, therefore not subject to maintenance of value obligations	$1,681
Originally paid in national currencies and used to fund national currency lending, investments or swapped into another currency for investment or lending purposes. This amount includes $34 million under the local currency loan facility agreement with IFC. The maintenance of value obligation is deferred until such time as the national currencies no longer funds these activities	$5,703
Originally paid in national currencies which are subject to restriction and therefore not available for lending or investment operations	$225

Remaining in national currencies	7,609

Total Paid-in Capital as of June 30, 2013	$13,434

Uncalled portion of subscriptions

No call has ever been made on IBRD’s capital. Any calls on capital are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscriptions.

As of June 30, 2013, the total uncalled portion of subscriptions was $209,747 million. The composition of the uncalled portion of subscriptions is illustrated table below.

Table 17: Uncalled Portion of Subscriptions

In millions of U.S. dollars

Terms of call and its usage	Amount uncalled
This amount may be called only when required to meet obligations for funds borrowed or on loans guaranteed by IBRD. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.	$178,545

This amount may be called only when required to meet obligations for funds borrowed or on loans guaranteed by IBRD, pursuant to resolutions of Board of Governors (though such conditions are not required by the Articles). While these resolutions are not legally binding on future Board of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes. Of this amount

a. 10% would be payable in gold or U.S. dollars and
b. 90% in the national currencies of the subscribing members	$31,202

Total uncalled portion of subscriptions as of June 30, 2013	$209,747

Capital Subscriptions of Member Countries of the Development Assistance Committee of the Organization for Economic Cooperation and Development

At June 30, 2013, $124,267 million (59%) of the uncalled capital was callable from the member countries that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). See details regarding the capital subscriptions of all members of IBRD at June 30, 2013 in the Financial Statements-Statement of Subscriptions to Capital Stock and Voting Power.

The United States is IBRD’s largest shareholder. Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay $7,663 million of the uncalled portion, if it were called by IBRD, without any requirement of further congressional action.

The balance of the uncalled portion of the U.S. subscription, $25,922 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

For further discussion of capital stock, restricted cash, maintenance of value and membership, refer to the Notes to Financial Statements—Note A—Summary of Significant Accounting and Related Policies and Note B—Capital Stock, Maintenance of Value, and Membership.

Capital Increase

As a result of the 2008 global financial crisis, IBRD experienced a strong surge in its lending activity. In order to reinforce IBRD’s capital adequacy and ensure it remains sufficiently robust to support shareholder goals with regard to IBRD’s medium term lending plans, IBRD’s shareholders agreed to a package of financial measures. The package included a capital increase effective over a five year period starting in FY 2011, after the Board of Governors approved resolutions increasing IBRD’s authorized capital, specifically; the GCI, SCI (to further Voice Reform), and additional shares to be held for new members. Under the terms of the resolutions, subscribed capital is expected to increase by $86.2 billion, of which $5.1 billion will be paid-in over a five year period.

The $86.2 billion expected capital increase comprises the following:

•	A GCI increase of $58.4 billion, of which $3.5 billion will be paid-in. As of June 30, 2013, $1,327 million has been received.

•	An SCI increase of $27.8 billion, of which $1.6 billion will be paid-in. As of June 30, 2013, $606 million has been received.

Under the current Board of Governors resolutions relating to the GCI and SCI, each subscription to shares is conditioned upon the free and immediate use of NCPIC. By subscribing to shares, members will provide their irrevocable consent for the free and immediate use of their national currencies. IBRD will accomplish this by converting members’ paid-in capital in national currencies into U.S. dollars. As of June 30, 2013, $32,246 million had been subscribed under these resolutions (excluding the fully callable shares subscribed under the Voice Reform), resulting in additional paid in capital of $1,933 million, of which $1,016 million was paid in during FY 2013.

Voice Reform

In an effort to continue to enhance participation of all Developing Transition Countries (DTCs) as they address the development needs and concerns of these countries, IBRD’s shareholders agreed in the fall of 2008, to undertake a package of reforms to enhance DTC voice and participation.

The Board of Governors approved an amendment to IBRD’s Articles to change the basic votes of each member, which became effective on June 27, 2012. Under the amendment, the voting power for each member is determined as follows: one vote for each share held in IBRD plus their share of basic votes. Basic votes are calculated as the equal distribution of 5.55% of the aggregate sum of the voting power of all members. This amendment was part of the reforms to enhance the voice and participation of DTCs in IBRD and includes an allocation of fully callable shares to the DTC along with the SCI. It will result in a shift of the voting power to DTCs to 47.19%, an increase of 4.59% since FY 2008. As of June 30, 2013, the voting power of DTCs stands at 44.46%.

SECTION VII: FINANCIAL RISK MANAGEMENT

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, operational and other developments. The Board, particularly the Audit Committee members, periodically review trends in IBRD’s risk profiles and performance, as well as any significant developments in risk management policies and controls. In addition, on an annual basis, Management prepares an integrated risk monitoring report for the Board, to provide a holistic picture of risk management activities within IBRD.

Governance Structure

The risk management governance structure supports senior management in their oversight function, particularly in the coordination of different aspects of risk management and in connection with risks that are common across functional areas.

The Chief Risk Officer (CRO) is responsible for: (i) assessing risks; (ii) benchmarking existing risk management practices against major financial institutions; (iii) ensuring consistency of risk management activities with best practice; and (iv) considering unique risks that are specific to multilateral development banks and international financial institutions.

The Finance Committee, which is chaired by the Managing Director, Finance and Chief Financial Officer (MDCFO), reviews, evaluates and decides on matters related to IBRD’s finances to ensure that these are aligned with corporate financial and risk tolerance objectives set by the Board. There are four subcommittees that report to the Finance Committee. These subcommittees provide technical expertise and guidance on strategy, policy, risk management and new initiative issues enabling the group to make the decisions necessary to conduct appropriate oversight of IBRD’s financial issues.

•

The Strategy, Performance and Risk Subcommittee develops, approves and monitors the management policies under which market and commercial credit risks faced by IBRD are measured, reported, and managed. Such policies are ratified by the MDCFO. Specific areas of activity include the following: (a) reviewing and endorsing guidelines for limiting balance sheet commercial credit and market risks, in particular, the use of derivative instruments; (b) reviewing the scope of investment activities and the prudential minimum level of liquidity; and (c) reviewing and approving changes to the projected funding cost and market risk premium of IBRD’s IFLs with fixed-spread terms. The subcommittee meets as needed to review current and proposed business strategy and risk limits/policies.

•

The Finance Initiatives Subcommittee reviews the financial and organizational implications of implementing new initiatives that may impact IBRD. The subcommittee reviews all financial management, legal, reputational, financial operations and reporting aspects including risk/reward parameters and whether capital deployment is required. This subcommittee’s approval is required before a new IBRD initiative may be proposed to the Finance Committee or the Board. The subcommittee meets as needed.

•

The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk. The subcommittee meets at least quarterly to review the impact on the provision for losses on loans and other exposures of any changes in risk ratings of borrowing member countries and movements between the accrual and nonaccrual portfolio and other factors including expected default frequencies. In addition, the Audit Committee of the Board is apprised by management at least twice a year on the accumulated provision for losses on loans and other exposures.

•

The Operational Risk Subcommittee provides oversight on operational risks for financial operations. The subcommittee meets on a quarterly basis to ensure that key operational risks relating to financial operations are monitored and managed appropriately, recognizing that primary responsibility for the management of operational risk resides with business units.

In addition, the Financial Strategy Group, the Market and Counterparty Risk Department and the Credit Risk Department play key roles in financial risk management.

•

Financial Strategy Group:    This department assesses and manages the adequacy of IBRD’s risk capital and income-generating capacity. It seeks to ensure that the financial management decisions are informed and guided by IBRD’s medium-term outlook for income and capital adequacy.

•

Market and Counterparty Risk Department:    This department is responsible for market and counterparty credit risk oversight, assessment and reporting. It works with IBRD’s financial managers, who are responsible for the day-to-day management of market and counterparty risks. The department’s responsibilities include establishing and maintaining guidelines, volume limits and risk oversight processes to facilitate effective monitoring and control, and provides reports to the Audit Committee and the Board on the extent and nature of risks, risk management and oversight. Under the auspices of the Finance Committee and its subcommittee, The Strategy, Performance and Risk subcommittee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. The department’s is represented on the Finance Committee is responsible for ensuring effective oversight, which includes maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring market and counterparty risk in the loan, investment and borrowing portfolios.

•

Credit Risk Department:    This department identifies, measures, monitors and manages country credit risk faced by IBRD. By the agreement with the Board, the individual country credit risk ratings are not shared with the Board and are not made public. In addition, this unit is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and other exposures, and monitoring borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining the overall country programs and lending operations and are included in the assessment of IBRD’s capital adequacy. In addition, whenever a new financial product is being considered for introduction, this department reviews any issues with respect to country credit risk.

Effective July 1, 2013, the Financial Strategy Group will be reporting directly to the MDCFO. The Market and Counterparty Risk Department and Credit Risk Department will be reporting to the CRO.

Capital Adequacy

The Executive Directors monitor IBRD’s capital adequacy based on its equity-to-loans ratio within a Strategic Capital Adequacy Framework (Framework). The Framework comprises a target risk coverage range of the equity-to-loans ratio of 23 to 27 percent. The range is based on the level of usable equity required to withstand stress tests using the historical average and highest modeled unexpected credit shock size, as well as the historical circumstances under which IBRD had taken actions to augment its capital adequacy. The Framework seeks to ensure that IBRD’s usable equity is aligned to credit risk associated with its loan portfolio over the medium-term capital planning horizon.

At the beginning of the 2008 global financial crisis, the equity-to-loans ratio, at 38%, significantly exceeded the capital requirements of the Framework, allowing IBRD to respond effectively to the lending needs of its borrowing member countries. This response brought the equity-to-loans ratio within the target range, as shown in Figure 15.

Figure 15: Equity-to-Loans Ratio

Table 18 presents the composition of the equity-to-loans ratio at June 30, 2013 and June 30, 2012, respectively. The $2,075 million increase in the usable equity during FY 2013 was primarily due to the increase in usable capital resulting from the additional paid-in capital received under the GCI and SCI, as well as members’ NCPIC becoming usable in IBRD’s operations (Refer to Section VI Capital Activities for more details). In addition, there was a decline in the ‘Other adjustments’ reflecting the decrease in the underfunded status of the pension plans; primarily resulting from the increase in the discount rate used to determine the present value of the pension benefit obligations at June 30, 2013 as compared to June 30, 2012.

Table 18: Equity used in Equity-to-Loans Ratio

In millions of U.S. dollars

	June 30, 2013	June 30, 2012	Variance
Usable capital
Paid-in capital	$13,434	$12,418	$1,016
Restricted paid-in capital	(626)	(944)	318
Net payable for maintenance of value	207	488	(281)

Total usable capital	$13,015	$11,962	$1,053

Special reserve	293	293	—

General reserve[a]	26,889	26,741	148

Cumulative translation adjustment[b]	285	(139)	424

Other adjustments[c]	(771)	(1,221)	450

Equity used in Equity-to-Loans Ratio (usable equity)[d]	$39,711	$37,636	$2,075

Fair value adjustments	(3,067)	(1,525)	(1,542)

Equity used in Equity-to-Loans Ratio-fair value basis	$36,644	$36,111	$533

Loans outstanding, present value of guarantees, effective but undisbursed DDOs, net of relevant accumulated provisions, deferred loan income and LTIP assets	$148,281	$139,488	$8,793

Fair value of loans outstanding, present value of guarantees, effective but undisbursed DDOs and LTIP assets	$145,403	$139,136	$6,267

Equity-to-Loans Ratio—reported basis	26.78%	26.98%
Equity-to-Loans Ratio—fair value basis	25.20%	25.95%

a.	The June 30, 2013 amount includes proposed transfers to the General Reserve out of FY 2013 net income.
b.	Excluding cumulative translation amounts associated with the fair value adjustment on non-trading portfolios, net.
c.	Other adjustments comprise the net underfunded status of IBRD’s pension plans and income earned on PEBP assets prior to FY 2011.
d.	Excludes the effects of fair value adjustment on non-trading portfolios, net.

Credit and Market Risk Management

IBRD undertakes specific risk management activities for credit and market risks, which are discussed in Box 3. The primary financial risk to IBRD is the country credit risk inherent in the loan portfolio.

Box 3: Summary of IBRD’s Specific Financial Risk Categories
Types of Financial Risk	How the Risk is Being Managed
Credit Risk
Country Credit Risk	Individual country exposure limits and IBRD’s credit risk bearing capacity
Commercial Credit Risk	Counterparty credit limits and collateral

Market Risk
Interest Rate Risk	Interest rate derivatives to match the sensitivity of assets and liabilities
Exchange Rate Risk	Currency derivatives to match the currency composition of assets and liabilities
Liquidity Risk	Prudential minimum liquidity level

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss due to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

This risk includes potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages country credit risk through the use of individual country exposure limits. These exposure limits take into account creditworthiness and performance. Management also uses IBRD’s capital adequacy stress testing to determine the implications for its credit risk-bearing capacity.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of DDOs that have become effective, to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the Single Borrower Limit. The Equitable Access Limit is equal to 10% of IBRD’s subscribed capital, reserves and unallocated surplus. The Single Borrower Limit is established, in part, by assessing its impact on the overall portfolio risk relative to the level of usable equity. The Single Borrower Limit is determined by the Board each year at the time it considers the adequacy of IBRD’s reserves and the allocation of its net income. For FY 2013, the Single Borrower Limit was $17.5 billion for India and $16.5 billion for all other qualifying borrowers, and will remain unchanged for FY 2014. The Equitable Access Limit at June 30, 2013 was $25 billion.

The eight countries with the highest exposures accounted for approximately 61% of IBRD’s total exposure. See Figure 16. IBRD’s largest exposure to a single borrowing country was $14.9 billion at June 30, 2013.

The current exposure data presented is at a point in time. However, monitoring these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Figure 16: Country Exposures at June 30, 2013

In billions of U.S. dollars

Under certain circumstances, IBRD would be able to continue to lend to a borrower that was reaching the single borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement would need to be approved in advance by IBRD’s Board. Currently, IBRD has entered into one such arrangement with China. To date, China has not reached the single borrower exposure limit and therefore, activation of this arrangement has not been required.

Credit Risk-Bearing Capacity

Management uses risk models to estimate the size of a potential non-accrual shock that IBRD could face over the next three years at a given confidence level. The model-estimated non-accrual shock is a single measure of the credit quality of the portfolio that combines the following:

•	IBRD’s country credit risk ratings and their associated expected risk of defaults

•	Covariance risks

•	The loan portfolio’s distribution across risk rating categories, and

•	The exposure concentration

The shock estimated by this risk model is used in IBRD’s capital adequacy stress testing to determine the impact of potential non-accrual events on net income through increased loan loss provisioning and overdue payments, as well as to determine the implications for IBRD’s credit risk-bearing capacity.

Probable Losses, Overdue Payments and Non-performing Loans

The loan loss provision is calculated by taking into account IBRD’s exposure, the expected default frequency (EDF) or probability of default, and the assumed loss given default. Probable losses inherent in the loan portfolio due to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses due to country credit risk are covered by equity.

When a borrower fails to make payment on any principal, interest or other charges due to IBRD, IBRD has an option to suspend disbursements immediately on all loans to that borrower. IBRD’s current policy however, is to exercise this option through a graduated approach as summarized in Box 4. These policies also apply to those member countries who are eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue.

Box 4: Treatment of Overdue Payments
Overdue by 30 days	Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007 and September 27, 2007 if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower shall pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.
Overdue by 45 days	In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.
Overdue by 60 days	In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to or guaranteed by the member country are suspended until all overdue amounts have been paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements could be made to a member country upon approval by the Board.
Overdue by more than six months	All loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income of the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case-by-case basis; in certain cases that decision may be deferred until after a suitable period of payment performance has passed.

As of June 30, 2013, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to one country. Subsequent to June 30, 2013, effective July 16, 2013, all loans made to or guaranteed by Iran were placed into nonaccrual status. The impact of this event has been considered in evaluating the loan loss provisioning requirements associated with IBRD’s exposure at June 30, 2013. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.2% of the total loan portfolio. For further information, see Notes to Financial Statements—Note D—Loans and Other Exposures.

Treatment of Protracted Arrears

In 1991, the Board adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. This policy is conditional on members agreeing to implement certain requirements including an acceptable structural adjustment program, adopting a financing plan to clear all arrears to IBRD and other multilateral creditors, and continuing to service their obligations to IBRD and other multilateral creditors on time.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or to participate in debt rescheduling agreements with respect to its loans. During FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro, formerly the Federal Republic of Yugoslavia, based on criteria approved by the Board in connection with the financial assistance package for BiH in 1996. See Notes to Financial Statements—Note A—Summary of Significant Accounting and Related Policies, for additional information.

Counterparty Credit Risk

IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

This is the risk that counterparties may fail to meet their payment obligations, under the terms of the contract or other financial instruments. The effective management of credit risk is vital to the success of IBRD’s funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD mitigates the counterparty credit risk arising from investments and derivatives through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty and security-specific creditworthiness, assigning credit limits, and determining the risk profile of specific transactions. Credit limits are calculated and monitored taking into consideration current market values, estimates of potential future movements in those values, and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and highly liquid investment securities.

Derivative Instruments

In the normal course of its business, IBRD deposits cash, purchases securities, and utilizes various derivatives and foreign exchange financial instruments to conduct its operations. These instruments are also used to meet the financial needs of its borrowers and to manage its exposure to fluctuations in interest and currency rates. These transactions are conducted with other financial institutions and by their nature, carry commercial counterparty credit risk.

For derivative products, IBRD uses the estimated replacement cost of the derivative as the measure of credit risk exposure. While the contractual principal amount of derivatives is the most commonly used volume measure in derivative markets, it is not a measure of credit or market risk.

Under the mark-to-market collateral arrangements, when IBRD is in a net receivable position higher than the agreed upon collateral threshold allocated to the counterparty, counterparties are required to post collateral with IBRD. At June 30, 2013, IBRD received collateral of cash and securities totaling $7,624 million.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see the Notes to Financial Statements—Note F—Derivative Instruments.

Investment Securities

The General Investment Authorization for IBRD approved by the Board, provides the basic authority under which the liquid assets of IBRD can be invested. Further, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including providing criteria for eligible instruments for investment, establishing risk parameters relative to benchmarks; such as an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as establishing clear lines of responsibility for risk monitoring and compliance. Credit risk is controlled through application of eligibility criteria, as summarized in Box 5 below.

The overall market risk of the investment portfolio is subject to a consultative loss limit, which is intended to reflect a level of tolerance for risk of underperforming the benchmark in any fiscal year. IBRD has procedures in place to monitor performance against this limit and potential risks, and to take appropriate actions if the limit is reached.

Box 5: Eligibility Criteria for IBRD’s Investments
Instrument Securities	Description
Sovereigns	IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, if government obligations are denominated in the national currency of the issuer, no rating is required.
Agencies	IBRD may only invest in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization or any other official entity other than the government of a member country, with a minimum credit rating of AA-.
Corporates and asset-backed securities	IBRD may only invest in securities with a AAA credit rating.
Time deposits[a]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Commercial Paper	IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates and financial institutions.
Securities lending, and borrowing, repurchases, resales and reverse repurchases	IBRD may engage in repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed securities categories.
Collateral Assets	IBRD may engage in collateralized forward transactions, whether executed as a swap, repurchase, resale, securities lending, or equivalent transactions, in each case receiving adequate margin protection, that involve certain underlying assets that are not independently eligible for investment.
a.	Time deposits include certificates of deposit, bankers’ acceptances and other obligations issued or unconditionally guaranteed by banks or other financial institutions

IBRD’s exposure to futures and options, and resale agreements is marginal. With respect to futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. With respect to resales, IBRD monitors the fair value of the securities received and, if necessary, closes out transactions and enters into new repriced transactions.

During FY 2013, Management has taken actions to broaden its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. As a result of these efforts, investment opportunities in a range of local currency sovereign bond markets have been pursued, resulting in new sovereign exposure to counterparties in the A and BBB rating categories in FY 2013 (See Table 19). This new exposure is being monitored by the Market and Counterparty Risk Department. As of June 30, 2013, the maximum maturity of these sovereign bonds was less than one year.

In addition, during FY 2013, IBRD has also reduced concentration risk by allowing a wider universe of banking counterparties. As a result, IBRD’s exposure to time deposits rated A increased in FY 2013 (See Table 19). Despite this increase in exposure, IBRD’s overall credit risk profile of time deposits has remained largely unchanged due to the short maturity limits for instruments rated A+ and below.

Commercial Credit Risk Exposure

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, IBRD’s residual commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, commercial paper, time deposits and corporate entities. Table 19 summarizes IBRD’s commercial counterparty credit risk exposure. IBRD’s overall commercial credit exposure increased in FY 2013, reflecting Management’s decision to invest in fixed income instruments as part of the equity duration extension strategy. These instruments resulted in an increase in sovereign exposure in the AAA rating category.

The credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum with 83% of the portfolio rated AA or above, reflecting IBRD’s continued preference for highly rated securities and counterparties across all categories of financial instruments. Total commercial counterparty credit exposure, net of collateral held, was $37.1 billion, as of June 30, 2013. Of this amount $7.0 billion (19%) related to countries in the eurozone; of which $5.8 billion (83%) was rated AA or above and none was rated below A.

Table 19: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of June 30, 2013
	Investments
Counterparty Rating	Sovereigns	Agencies, Commercial Paper, Asset- Backed Securities, Corporates and Time Deposits	Net Swap Exposure[b]	Total Exposure on Investments and Swaps	% of Total
AAA	$9,768	$8,236	$—	$18,004	49%
AA	4,018	8,377	392	12,787	34
A	738	5,123	138	5,999	16
BBB	279	2	—	281	1
BB or lower	—	11	—	11	*

Total	$14,803	$21,749	$530	$37,082	100%

	As of June 30, 2012
	Investments
Counterparty Rating	Sovereigns	Agencies, Asset- Backed Securities, Corporates and Time Deposits	Net Swap Exposure[b]	Total Exposure on Investments and Swaps	% of Total
AAA	$8,842	$8,054	$—	$16,896	48%
AA	6,086	8,030	550	14,666	42
A	—	3,457	177	3,634	10
BBB	—	4	—	4	*
BB or lower	—	8	—	8	*

Total	$14,928	$19,553	$727	$35,208	100%

a.	Excludes PEBP
b.	Excludes CVA
*	Indicates amounts less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with the commercial counterparties discussed above, IBRD also offers derivative intermediation services to borrowing member countries, as well as affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

Borrowing Member Countries:    IBRD executes currency swap and interest rate swap transactions with its borrowers under master derivative agreements. As of June 30, 2013, the notional amounts and net fair value exposures under these agreements were $9,711 million and $887 million, respectively. Probable losses inherent in these exposures due to country credit risk are covered by the fair value adjustment on non-trading portfolios.

Affiliated Organization:    Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of June 30, 2013, the notional amounts under this agreement were $5,410 million. As of June 30, 2013, IBRD had no exposure to IDA. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels that are a proxy for AAA credit rating. As of June 30, 2013, IDA had not posted any collateral with IBRD.

Non-Affiliated Organizations:    IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of June 30, 2013, the notional amounts and net fair value exposures under this agreement were $8,230 million and $917 million, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of June 30, 2013, IBRD has not exercised this right, but reserves its right under the existing terms of the agreement. In lieu of calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure to its derivative transactions with IFFIm, by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percentage of the net present value of IFFIm’s financial assets.

Credit Valuation Adjustment

IBRD calculates a CVA that represents the fair value of its commercial counterparty credit risk and non-commercial counterparty risks from IFFIm and IDA in connection with swap intermediation activities. This is calculated by using the fair value of the derivative contracts, net of collateral received under credit support agreements. As credit risk is an essential component of fair value, IBRD includes a CVA in the fair value of derivatives to reflect counterparty credit risk. The CVA is a function of exposure and the probability of counterparty default based on the CDS spread and, where applicable, proxy CDS spreads. The CVA at June 30, 2013 on IBRD’s balance sheet was $67 million.

Market Risk

IBRD is exposed to changes in interest and exchange rates and uses various strategies to keep its exposure to market risk at a minimal level.

Interest Rate Risk

There are two main sources of interest rate risk to which IBRD is exposed. The first is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity and the second is refinancing risk for fixed-spread loans.

Equity Earnings Risk

The increase in the volume of loans with interest rates linked to floating rate indexes (e.g. LIBOR) has increased the sensitivity of IBRD’s income to changes in market interest rates. As a result, income from equity invested in these variable interest rate loans is sensitive to interest rates. To manage this exposure, IBRD implemented an equity duration extension strategy with the objective of reducing the sensitivity of operating income to fluctuations in short-term interest rates by extending the duration of its equity. In implementing this strategy, the need to reduce the sensitivity of income was balanced against the availability of instruments with sufficient liquidity to execute the strategy effectively. This balance was achieved by entering into a 10-year ladder re-pricing profile, such that in any given year only 10% of the ladder matures and is rolled over for another 10 years. The strategy was implemented primarily by using interest rate derivatives. As a result of the strategy, the duration of IBRD’s equity was extended from three months to approximately 4.5 years. To increase flexibility, during FY 2013, one tranche of the ladder matured and was replaced with fixed income instruments. This approach provides the same protection as interest rate derivatives but provides more flexibility in the execution of the strategy. Management is monitoring current market conditions and will take actions as deemed appropriate. This strategy has contributed $1,107 million to operating income, net of borrowing expenses for FY 2013. Since inception, it has contributed $4,655 million to operating income, net of borrowing expenses for IBRD.

Refinancing Risk

Refinancing risk for the funding of fixed-spread loans relates to the potential impact of any future deterioration in the Bank’s funding spread, since loans are not funded to their final maturities. IBRD charges an associated risk premium and Management carries out periodic reviews of the adequacy of the risk premium given future expectations about IBRD’s funding levels. See Table 9, for currently available terms.

Other Interest Rate Risks

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities and derivative financial instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Interest rate risk on non-cost pass-through products, which accounted for 40% of the loan portfolio at June 30, 2013 (43% at June 30, 2012), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding, except for the component of the loan portfolio affected by IBRD’s equity duration extension strategy.

The interest rate risk on IBRD’s liquid asset portfolio—which includes the risk that the value of assets in the liquid portfolio will fluctuate due to changes in market interest rates—is managed within specified duration-mismatch limits and is further limited by a consultative loss limit.

Exchange Rate Risk

IBRD holds its assets and liabilities primarily in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts compared to IBRD’s reporting currency, the U.S. dollar.

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency, as prescribed by the Articles, see figure below. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans across major currencies. This policy is designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio, thereby preserving IBRD’s ability to better absorb unexpected losses from arrears of loan repayments regardless of the market environment. As a result, while the appreciation of the euro against the U.S. dollar during FY 2013 impacted the individual portfolios by currency, it did not have a material impact on the overall equity-to-loans ratio.

Figure 17: Currency Composition of Loan and Borrowing Portfolios

*	Denotes percentage less than 0.5%

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in the management of its financial position. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. This minimum is equal to the highest consecutive six months of projected debt service obligations plus one-half of projected net loan disbursements on approved loans (if positive) for the relevant fiscal year. The FY 2014 prudential minimum liquidity level has been set at $24.5 billion, reflecting an increase of $2.5 billion from FY 2013. The increase primarily reflects the high level of debt service payments required in FY 2014 due to several large bonds maturing. In general, the size of the liquid asset portfolio should not exceed 150% of the prudential minimum liquidity level. From time to time, IBRD may, however, hold liquid assets over the specified maximum level to provide flexibility in timing its borrowing transactions and to meet working capital needs. As of June 30, 2013, the liquid asset portfolio was 148% of the prudential minimum liquidity level in effect for FY 2013, slightly below the 150% maximum guideline. For a discussion on how liquidity is managed, see Section IV—Investment Activities.

Uses of Derivatives

IBRD uses derivatives to manage its exposure to interest and currency risks, repricing risk between loans and borrowings, extend the duration of equity, and to assist borrowing member countries in managing their interest and currency risks. IBRD does not enter into derivatives for speculative purposes. A more detailed analysis of derivatives used by IBRD is provided in the Notes to Financial Statements—Note F—Derivative Instruments.

Derivatives used in the Borrowing Portfolio:

IBRD uses derivatives in connection with its liabilities to diversify funding sources and to offer a wide range of debt products to investors. Generally, new medium- and long-term funding is initially swapped into variable-rate U.S. dollars, with conversion to other currencies being carried out subsequently, in accordance with loan funding requirements, as illustrated by Figure 18. In addition, IBRD uses derivatives to manage the re-pricing risks between loans and borrowings. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates, as illustrated by Figure 19 and Figure 20.

The weighted average cost of IBRD’s borrowing portfolio, excluding the effects of derivatives, was 2.75% and 2.98% as of June 30, 2013 and June 30, 2012, respectively. After the effect of borrowing-related derivatives, the weighted average cost of the borrowing portfolio was 0.30% and 0.66% as of June 30, 2013, and June 30, 2012, respectively. A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements—Note E—Borrowings.

Figure 18: Effect of Derivatives on Currency Composition of the Borrowing Portfolio—June 30, 2013

*	Denotes percentage less than 0.5%

Figure 19: Effect of Derivatives on Interest Rate Structure of the Borrowing Portfolio—June 30, 2013

a.	Excludes discount notes.

Derivatives used in the Investment Portfolio

IBRD’s liquid asset portfolio is largely composed of assets denominated in or hedged into U.S. dollars, with net exposure to short-term interest rates. This is accomplished through the use of currency swaps and interest rate swaps. The debt funding these liquid assets has similar currency and duration profiles, consistent with IBRD’s exchange rate and interest rate risk management policies. The investment portfolio has an average duration of less than three months.

Derivatives used in the Loan Portfolio

For IBRD’s outstanding loans as of June 30, 2013, 81% carried variable interest rates and 19% carried fixed interest rates. IBRD uses derivatives to manage the re-pricing risks between loans and borrowings. After considering the effects of these derivatives, virtually the entire loan portfolio carried variable interest rates, as illustrated below.

Figure 20: Effect of Derivatives on Interest Rate Structure of the Loan Portfolio—June 30, 2013

Derivatives used for Asset/Liability Management

Derivatives are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans. To manage its interest rate risk exposure, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment portfolios) and its liabilities (borrowing portfolio) through the use of derivatives such as interest rate swaps. Additionally, IBRD implemented an equity duration extension strategy with the objective of reducing the sensitivity of operating income to fluctuations in short-term interest rates. This strategy primarily uses interest rate swaps.

Derivatives used for Clients

IBRD also facilitates access to hedging tools for its borrowing member countries and other international development institutions to help them meet their risk management needs. IBRD uses instruments such as currency swaps and interest rate swaps, caps and collars, to assist clients in managing interest rate and currency risks. See Section III Lending and Other Development Activities for more details on the types of products offered.

SECTION VIII: FAIR VALUE ANALYSIS

Fair Value Adjustments

IBRD’s financial objective is not to maximize profit, but to leverage its balance sheet to earn adequate income to ensure its financial strength and to sustain its development activities. An important element in achieving its development goals is IBRD’s ability to minimize its cost of borrowing from capital markets for lending to its developing member countries. In line with this, IBRD makes extensive use of financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk.

Given IBRD’s intention to hold its primary assets and related funding to maturity, (loan and borrowing portfolios), fair value results are not used for income allocation decision making purposes by Management. Rather they are primarily used to assess the performance of the investment trading portfolio, monitor the results of the equity duration extension strategy, and manage certain market risks including interest rate and commercial credit risk for derivative counterparties. Box 6 outlines the key drivers of the fair value results.

Box 6: Effect of Interest Rates and Credit on IBRD’s Fair Value Income Statement
	Potential Effect of Interest Rates on Fair Value Income[a]	Potential Effect of Credit on Fair Value Income
Investment portfolio	Small	Small
Borrowing portfolio	Small	Large
Loan portfolio	Small	Large
Equity duration extension strategy	Large	Small

a.	After the effects of derivatives.

The table below provides a summary of the fair value adjustment on the income statement, along with the sensitivity of each portfolio to the effect of interest rates and credit.

Table 20: Summary of Fair Value Adjustment, net

In millions of U.S. dollars

For the fiscal year ended June 30,	2013
Borrowing Portfolio	$(89)
Loan Portfolio	(17)
Equity Duration Extension Strategy, net	(1,538)

$(1,644)[a]

a.	See Table 24 for reconciliation to the fair value comprehensive basis net income.

Dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.

Fair Value Sensitivity to Interest Rates	Fair Value Sensitivity to Credit[b]
$4	$45
(7)	(36)
(18)	*

$(21)	$9

b.	Excludes CVA adjustment on swaps.
*	Sensitivity is marginal.

Effect of Interest Rates:

Investment Trading Portfolio:    After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.

Loan and Borrowing Portfolios:    In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is small (See Figure 21). As previously discussed, IBRD intends to hold the instruments in these portfolios to maturity, and thereby manages these instruments on a cash flow basis. The resulting net unrealized mark-to-market gains/losses on these portfolios, associated with the small sensitivity to interest rates, are therefore not expected to be realized. As of June 30, 2013, the effect of changes in interest rates on these portfolios was marginal.

Equity Duration Extension Strategy:    As discussed before, the purpose of the equity duration extension strategy is to reduce the sensitivity of income to short-term rates by extending the duration of equity. By extending the duration of equity from three months to 4.5 years, IBRD is able to stabilize its allocable income (as defined in Section II) and thereby have the foresight to assess its ability to sustain its development activities, including making contributions to IDA. The long duration also results in IBRD’s equity being more sensitive to changes in interest rates. In line with this, for FY 2013 IBRD experienced unrealized mark-to-market losses of $1,538 million, due to the increase in interest rates during FY 2013. Management is monitoring current market conditions and will take actions as deemed appropriate.

The figure below provides a summary of the sensitivity of the instruments in IBRD’s loan, borrowing and equity duration extension strategy portfolios, to interest rate movements.

Figure 21: Sensitivity to Interest Rates as of June 30, 2013

Dollar change in fair value corresponding to a one basis point upward parallel-shift in interest rates.

In millions of U.S. dollars

Effect of Credit:

Investments:    IBRD invests in investment grade securities. Credit risk is controlled through appropriate eligibility criteria as summarized in Box 5. In addition, the overall risk of the investment portfolio is constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of credit risk on IBRD’s investment portfolio is therefore small.

Borrowings:    IBRD does not hedge its own credit. The dollar value change corresponding to a one basis point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is approximately $45 million of unrealized market-to-market gains. During FY 2013, IBRD’s credit spread remained largely unchanged relative to LIBOR.

Loans:    IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate institutional experience and assumptions. The dollar value change corresponding to a one basis point upward parallel shift in CDS rates on the loan portfolio is approximately $36 million unrealized market-to-market losses. During FY 2013, there were $116 million of unrealized mark-to-market gains related to changes in CDS levels, reflecting the effects of the tightening of CDS levels for several of its borrowing member countries. IBRD does not hedge its sovereign credit exposure; however, Management assesses its credit risk through a proprietary loan loss provisioning model. The loan loss provision represents the probable losses inherent in its accrual and nonaccrual portfolios. As discussed in Section VII, Financial Risk Management, IBRD’s country credit risk is managed through the use of individual country exposure limits and monitoring its credit risk bearing capacity.

Derivatives:    IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, and borrowing portfolios, as well as part of its equity duration extension strategy, and is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through the following: stringent selection of commercial derivative counterparties, the daily marking-to-market of derivative positions, and the use of collateral and collateral thresholds for all counterparties. The fair value of IBRD’s commercial counterparty credit risk is reflected in a CVA adjustment, as discussed in Section VII, Financial Risk Management. The CVA adjustment for FY 2013 resulted in unrealized mark-to-market gains of $52 million.

Changes in Accumulated Other Comprehensive Income

In addition to the fair value adjustments on the loan, borrowing and asset/liability management portfolios, IBRD’s fair value adjustment on the income statement also reflects changes in Accumulated Other Comprehensive Income (AOCI), as follows:

Currency Translation Adjustments:    Primarily represent the translation adjustment on the loan and borrowing portfolios. See Figure 17 for the currency composition of each portfolio. The net positive currency translation adjustments are primarily due to the 3.9% appreciation of the euro against the U.S. dollar in FY 2013. Table 21 provides a summary of the currency translation adjustments by portfolio.

Unrecognized pension adjustments:    This adjustment primarily represents the unrecognized net actuarial gains and losses on benefits plans. Actuarial gains and losses occur when actual results are different from expected results in determining the funded status of the pension plans. Since the pension plans are long-term, changes in asset returns and discount rates cause volatility in the fair value income. As of June 30, 2013, the net asset position of the pension plans was negative $1,561 million. For further details, refer to Notes to Financial Statements—Note J—Pension and Other Postretirement Benefits. Given Management’s long term planning horizon for the pension plans, Management is primarily focused on ensuring that the contributions to the pension plans appropriately reflect long term assumptions regarding asset returns and discount rates.

Unrealized Losses on AFS Securities:    This represents the effect of changes in interest rates and credit on the AFS securities. During FY 2013, IBRD experienced unrealized mark-to-market losses of $160 million, consistent with the increase in U.S. dollar interest rates. At June 30, 2013, IBRD determined that the government obligations included in its AFS portfolio were other than temporarily impaired. For FY 2013, IBRD recorded Other-Than-Temporary Impairment (OTTI) losses of $160 million on these securities in the Statement of

Income. These losses, which were due to interest rate increases, represent write-downs to fair value for AFS securities which IBRD has the intent to sell before recovery of the amortized cost amounts.

Table 21: Summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars

For the fiscal years ended June 30,	2013	2012	Variance
Unrecognized net actuarial gains (losses) on benefit plans, net	$1,105	$(2,158)	$3,263
Unrecognized net prior service credit (cost) on benefit plans, net	4	(141)	145
Derivatives and hedging transition adjustment [a]	3	(5)	8
Unrealized losses on AFS securities	(160)	—	(160)
OTTI adjustment	160	—	160
Currency translation adjustments	371	(627)	998
Of which:
Loans outstanding	866	(3,833)	4,699
Borrowing portfolio	(581)	3,203	(3,784)
Net other assets and liabilities	86	3	83

Total	$1,483	$(2,931)	$4,414

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.

Fair Value Results

The following tables provide information on a fair value basis. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment, borrowing and asset-liability management portfolios, all loans are reported at fair value and all changes in AOCI are also included in fair value net income.

Tables 22 and 23 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement. Table 24 provides a reconciliation of all fair value adjustments.

Table 22: Condensed Balance Sheet on a Fair Value Basis

In millions of U.S. dollars

	As of June 30, 2013			As of June 30, 2012
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$4,763		$4,763	$5,806		$5,806
Investments	36,874		36,874	33,675		33,675
Net loans outstanding	141,692	$(3,682)	138,010	134,209	$(2,011)	132,198
Receivable from derivatives	137,385		137,385	160,819		160,819
Other assets	3,653		3,653	3,669		3,669

Total assets	$324,367	$(3,682)	$320,685	$338,178	$(2,011)	$336,167

Borrowings	$141,500	$(3)[a]	$141,497	$145,339	$(2)[a]	$145,337
Payable for derivatives	129,809		129,809	144,837		144,837
Other liabilities	13,535		13,535	11,317		11,317

Total liabilities	284,844	(3)	284,841	301,493	(2)	301,491
Paid in capital stock	13,434		13,434	12,418		12,418
Retained earnings and other equity	26,089	(3,679)	22,410	24,267	(2,009)	22,258

Total equity	39,523	(3,679)	35,844	36,685	(2,009)	34,676

Total liabilities and equity	$324,367	$(3,682)	$320,685	$338,178	$(2,011)	$336,167

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 23: Condensed Statement of Income on a Comprehensive Basis

In millions of U.S. dollars

For The fiscal years ended June 30,	2013			2012
	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]
Income from loans	$2,380		$2,380	$2,585		$2,585
Income from investments, net[b]	241		241	214		214
Income from equity duration extension strategy, net	1,107		1,107	1,095		1,095
Other income	518		518	495		495

Total income	4,246		4,246	4,389		4,389

Borrowing expenses	1,483		1,483	1,652		1,652
Administrative expenses including contributions to special programs	1,908		1,908	1,764		1,764
Provision for losses on loans and other exposures (release) charge	(22)	$22	—	189	$(189)	—
Other expenses	1		1	1		1

Total expenses	3,370	22	3,392	3,606	(189)	3,417

Operating income	$876	$(22)	$854	$783	$189	$972
Board of Governors-approved transfers	(663)		(663)	(650)		(650)
Fair Value adjustment on equity duration extension strategy, net	(1,538)		(1,538)	1,521		1,521
Fair value adjustment on other non-trading portfolios, net[c]	1,543		1,543	(2,330)		(2,330)
Fair value adjustment on loans[d]		(1,635)	(1,635)		(1,261)	(1,261)
Changes to accumulated other comprehensive income		1,483	1,483		(2,931)	(2,931)

Net Income (Loss)	$218	$(174)	$44	$(676)	$(4,003)	$(4,679)

a.	Net income on a fair value comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes to AOCI.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value under the reported basis.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

Table 24: Reconciliation of Fair Value Adjustments, net

In millions of U.S. dollars

The fiscal years ended June 30,	2013	2012	Variance
Borrowing portfolio (including loan-related derivatives)	$1,484	$(2,247)	$3,731
Derivatives held in the asset-liability management portfolio	46	(84)	130
Derivatives held in the client operations portfolio	9	2	7
A loan with an embedded derivative	4	(1)	5

Fair value adjustment on other non-trading portfolios, net	1,543	(2,330)	3,873
Fair Value adjustment on equity duration extension strategy, net	(1,538)	1,521	(3,059)
Fair value adjustment on loans (including provision for losses on loans and other exposures $22 million release—June 30, 2013; $189 million charge—June 30, 2012)	(1,657)	(1,072)	(585)

Total fair value adjustments on Table 23	(1,652)	(1,881)	229

Adjustments:
Exclude derivatives held in the client operations portfolio	(9)	2	(11)
Exclude certain derivatives held in the asset-liability management portfolio	14	(8)	22
Include derivatives and hedging transition adjustment[a] (included in AOCI)	3	(5)	8

	8	(11)	19

Total fair value adjustments as presented on Table 20	$(1,644)	$(1,892)	$248

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

SECTION IX: CONTRACTUAL OBLIGATIONS

In the normal course of business, IBRD enters into various contractual obligations that may require future payments. Table 25 summarizes IBRD’s significant contractual obligations, by remaining maturity, at June 30, 2013.

Debt includes all borrowings (excluding derivatives) at fair value. See Notes to Financial Statements—Note E—Borrowings for additional information on the borrowing portfolio.

Operating lease expenditures primarily represent future cash payments for real estate-related obligations and equipment. Other long-term liabilities include accrued liabilities for staff compensation and benefits. Operating leases, contractual purchases and capital expenditures, and other long term obligations include amounts which will be shared with IDA, IFC and The Multilateral Investment Guarantee Agency (MIGA) in accordance with cost sharing and service arrangements. Additional information can be found in the Notes to Financial Statements—Note H—Transactions with Affiliated Organizations.

Table 25: Contractual Obligations

In millions of U.S. dollars

	As of June 30, 2013
	Due in 1 year or Less	Due after 1 Year through 3 Years	Due after 3 Years through 5 Years	Due After 5 years	Total
Borrowings (at fair value)	$35,503	$49,726	$23,742	$32,529	$141,500
Operating leases	65	112	72	200	449
Contractual purchases and capital expenditures	56	27	—	—	83
Other long-term liabilities	93	159	109	205	566

Total	$35,717	$50,024	$23,923	$32,934	$142,598

Table 25 excludes the following obligations presented in IBRD’s balance sheet: undisbursed loans; payable for currency and interest rate swaps, payable for investment securities purchased, cash received under agency arrangements, and payable for transfers approved by the Board of Governors.

SECTION X: CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

Note A of IBRD’s financial statements contains a summary of IBRD’s significant accounting policies. These policies, as well as estimates made by Management, are integral to the presentation of IBRD’s financial condition. While all of these policies require a certain level of Management judgment and estimates, this section discusses the significant accounting policies that require Management to make judgments that are difficult, complex or subjective, and relate to matters that are inherently uncertain.

Provision for Losses on Loans and Other Exposures

IBRD’s accumulated provision for losses on loans and other exposures reflects the probable losses inherent in its accrual and nonaccrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the loans and other exposures for each country are then assigned a credit risk rating. With respect to loans in the accrual portfolio, these loans are grouped according to the assigned risk rating. Loans in the non-accrual portfolio are individually assigned the highest risk rating. Second, each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. Finally, the provision required is calculated by multiplying the outstanding exposure by the expected default frequency (probability of default to

IBRD) and by the assumed severity of the loss given default. For loans that are carried at fair value, the credit risk assessment is incorporated in the determination of fair value.

The determination of a borrower’s risk rating is based on various factors, which include political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks and corporate sector debt and other vulnerabilities. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision, accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers’ creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD’s total loans. The accumulated provision for losses on other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures is reported in the Statement of Income as provision for losses on loans and other exposures.

Additional information on IBRD’s provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements—Note A—Summary of Significant Accounting and Related Policies and Note D—Loans and Other Exposures.

Fair Value of Financial Instruments

All fair value adjustments are recognized through the income statement, with the exception of those related to AFS securities. Fair value adjustments relating to AFS securities are initially recognized in equity as part of AOCI. At June 30, 2013, IBRD determined that the government obligations included in its AFS securities were other than temporarily impaired; therefore, the impairment loss was recorded in the Statement of Income.

The fair values of financial instruments are based on a three level hierarchy. For financial instruments classified as Level 1 and 2, inputs are based on observable market data and less judgment is applied in arriving at a fair value measurement. For financial instruments classified as Level 3, significant unobservable inputs are used. These inputs require Management to make significant assumptions and judgments in arriving at a fair value measurement.

The majority of IBRD’s financial instruments are classified as Level 1 and Level 2, as the inputs are based on observable market data and less judgment is applied in arriving at fair value measures. The Level 3 instruments primarily comprise structured bonds and related swaps, and use market observable inputs and unobservable inputs such as correlations and long dated interest rate volatilities.

On a quarterly basis, the methodology, inputs and assumptions are reviewed to assess the appropriateness of the fair value hierarchy classification of each financial instrument.

Some of IBRD’s financial instruments are valued using pricing models. The valuation and analytics group, which is independent of the treasury and risk management functions, reviews the models that IBRD uses and assesses model appropriateness and consistency. The model reviews consider a number of factors about the model’s suitability for valuation of a particular product. These factors include whether the model accurately reflects the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, reliability of data sources, consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether there have been any changes in the product or market that may affect the model’s validity and whether there are theoretical or competitive developments that may require reassessment of the model’s adequacy.

All the financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.

In instances where Management relies on instrument valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as the inputs applied in determining those values.

Pension and Other Postretirement Benefits

IBRD participates, along with IFC and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are subsequently shared between IBRD and IDA based on an agreed cost sharing ratio. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations and funded status associated with these plans are based on financial market interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions. For further details, refer to Notes to Financial Statements—Note J—Pension and Other Postretirement Benefits.

SECTION XI: GOVERNANCE AND CONTROL

General Governance

IBRD’s decision-making structure consists of the Board of Governors, the Board and the President and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Board to exercise any of its powers, with the exception of certain powers enumerated in IBRD’s Articles.

Board Membership

In accordance with its Articles, members of the Board are appointed or elected every two years by their member governments. Currently the Board is composed of 25 Executive Directors. These Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, serving as a non-voting member and as Chairman of the Board.

The Board has established several Committees including:

•	Audit Committee

•	Budget Committee

•	Committee on Development Effectiveness

•	Committee on Governance and Executive Directors’ Administrative Matters

•	Ethics Committee

•	Human Resources Committee

The Board and their committees function in continuous session at the principal offices of IBRD, as business requires. Each committee’s terms of reference establishes its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The Board is required to consider proposals made by the President on IBRD’s loans and guarantees, and other policies that impact IBRD’s general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies as well as other matters.

Senior Management Changes

Effective July 1, 2012, Jim Yong Kim became the President of IBRD.

Effective September 5, 2012, Kaushik Basu became IBRD’s Chief Economist and Senior Vice President.

Effective January 1, 2013, Mahmoud Mohieldin commenced the new role of President’s Special Envoy on Millennium Development Goals (MDG’s) and Financial Development. Responsibilities include the coordination of IBRD’s agenda on MDG’s and the Post-2015 process, strengthening of relationships with multilateral development institutions and the G20, and working on long-term finance and financial inclusion.

Effective January 1, 2013, Pamela Cox assumed the position of Senior Vice President, Change Management. This is a new position, created to manage the process of institutional change needed so that IBRD can continue to fulfill its mission. Responsibilities include implementation, coordination, and sequencing of all change initiatives; as well as overall internal and external communications concerning the change agenda. Effective October 2013, Pamela Cox will retire from this position.

Effective March 1, 2013, Bertrand Badré became Managing Director of IBRD and its Chief Financial Officer.

Effective June 30, 2013, Robert Kopech retired as CRO. Effective July 1, 2013, Bertrand Badré assumed the position of acting CRO until such time as a new CRO is appointed.

Effective July 30, 2013, Sri Mulyani Indrawati, Managing Director of IBRD also assumed the position of Chief Operating Officer.

Effective October 2013, Caroline Anstey will retire as Managing Director of IBRD.

Audit Committee

Membership

The Audit Committee (the Committee) consists of eight Executive Directors. Membership of the Committee is determined by the Board, based upon nominations by the Chairman of the Board, following informal consultation with the Executive Directors.

Key Responsibilities

The Committee is appointed by the Board to assist it in the oversight and assessment of IBRD’s finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal control regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Committee also has responsibility for reviewing the performance and recommending to the Board the appointment of the external auditor, as well as monitoring the independence of the auditor. The Committee participates in the oversight of the internal audit function and reviews the annual internal audit plan. In the execution of its role, the Committee discusses with Management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on the institution’s financial position and capital adequacy. The Committee also reviews with the external auditors the financial statements prior to their publication and recommends the annual audited financial statements for approval to the Board. The Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and updated its terms of reference in July 2009.

Executive Sessions

Under the Committee’s terms of reference, members of the Committee may convene in executive session at any time, without Management present. It meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Committee receives a large volume of information, which supports the execution of its duties. The Committee meets both formally and informally throughout the year to discuss relevant matters. The Committee has complete access to Management and reviews and discusses with management topics contemplated in their terms of reference.

The Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Business Conduct

The World Bank promotes a positive work environment where staff members understand their ethical obligations to the institution, which are embodied in its Core Values and Principles of Staff Employment. In support of this commitment, the institution has in place a Code of Conduct, entitled Living our Values (the Code). The Code applies to all staff worldwide and is available on IBRD’s website, www.worldbank.org.

The World Bank has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers numerous methods of worldwide communication. Reporting channels include: phone, mail, email, or through confidential submission through a website.

IBRD has in place procedures for the receipt, retention and handling of recommendations and concerns relating to business conduct identified during accounting, internal control and auditing processes.

The World Bank’s Staff Rules clarify and codify the obligations of staff in reporting suspected fraud, corruption or other misconduct that may threaten the operations or governance of the World Bank. Additionally, these rules offer protection from retaliation.

Auditor Independence

The appointment of the external auditor of IBRD is governed by a set of Board-approved principles. Key features of those principles include:

•	Prohibition of the external auditor from the provision of all non audit-related services.

•	All audit-related services must be pre-approved on a case-by-case basis by the Board, upon recommendation of the Committee.

•	Mandatory rebidding of the external audit contract every five years, with a limitation of two consecutive terms and mandatory rotation thereafter.

The external auditor is appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. In FY 2014, KPMG will begin a second five-year term as IBRD’s external auditor.

Communication between the external auditor and the Committee is ongoing, as frequently as is deemed necessary by either party. The Committee meets periodically with the external auditor, and individual members of the Committee have independent access to the external auditor. IBRD’s auditors also follow the communication requirements with audit committees set out under generally accepted auditing standards accepted in the United States of America and International Standards of Auditing.

Internal Control

Internal Control Over Financial Reporting

Management makes an annual assertion whether, as of June 30 of each fiscal year, its system of internal control over external financial reporting has met the criteria for effective internal control over external financial reporting as described in the 1992 Internal Control—Integrated Framework by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Concurrently, IBRD’s external auditor provides an attestation report on whether Management’s assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

For each fiscal year, Management performs an evaluation of internal control over external financial reporting for the purpose of determining if there are any changes made in internal control during the fiscal year covered by the report that materially affect, or would be reasonably likely to materially affect IBRD’s internal control over external financial reporting. As of June 30, 2013, no such changes had occurred.

Disclosure Control and Procedures

Disclosure control and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, the President and the MDCFO have concluded that these controls and procedures were effective as of June 30, 2013.

SECTION XII: AFFILIATED ORGANIZATIONS—IFC, IDA AND MIGA

IFC helps developing countries achieve sustainable growth by financing private sector investments, mobilizing capital in international financial markets and providing advisory services to businesses and governments. Under its Articles, IBRD is permitted to make loans to IFC without guarantee by a member, subject to the limitation that IBRD may not lend IFC any amount which would increase its total outstanding debt beyond a certain threshold. Of IFC’s total outstanding debt at June 30, 2013, $34 million was due to IBRD ($42 million at June 30, 2012) under IFC’s Local Currency Borrowing Facility Agreement with IBRD which is capped at $300 million. In addition, in July 2012, the Board of Executive Directors approved new lending to IFC, not to exceed $197 million, in connection with the release of a member’s national currency paid-in capital to IBRD. As of June 30, 2013, $196 million was disbursed.

IDA’s purpose is to promote economic development in the less developed areas of the world included in IDA’s membership by providing a combination of grants and financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from IBRD.

Under a statement of policy of IBRD’s Board of Governors, IBRD may make transfers to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in IBRD’s business. Transfers may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. In FY 2013, IDA received $608 million from IBRD, resulting in cumulative transfers to IDA of $12,723 million as of June 30, 2013. For additional information on transfers of IBRD’s net income to IDA, see Executive Summary on page 4 of this Information Statement and the Notes to Financial Statements—Note G—Retained Earnings, Allocations and Transfers.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA.

For details of transactions with affiliated organizations, see the Notes to the Financial Statements—Note H—Transactions with Affiliated Organizations.

SECTION XIII: ADMINISTRATION OF IBRD

IBRD’s administration is composed of the Board of Governors, the Executive Directors, the President, other officers, and staff.

All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 25 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, China, Germany, and France and the United Kingdom (tied for fifth)), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected:

Name	Countries
Ibrahim M.I. Alturki (acting)	Saudi Arabia
Gino Pierre Alzetta	Austria, Belarus, Belgium, Czech Republic, Hungary, Kosovo, Luxembourg, Slovak Republic, Slovenia, Turkey
Sundaran Annamalai	Brunei Darussalam, Fiji, Indonesia, Lao People’s Democratic Republic, Malaysia, Myanmar, Nepal, Singapore, Thailand, Tonga, Vietnam
Sara M. Aviel (acting)	United States
Omar Bougara	Afghanistan, Algeria, Ghana, Islamic Republic of Iran, Morocco, Pakistan, Tunisia
Juan Jose Bravo Moises	Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Spain, Republica Bolivariana de Venezuela
Piero Cipollone	Albania, Greece, Italy, Malta, Portugal, San Marino, Timor-Leste
Herve De Villeroche	France
Cesar Guido Forcieri	Argentina, Plurinational State of Bolivia, Chile, Paraguay, Peru, Uruguay
Jorg G. Frieden	Azerbaijan, Kazakhstan, Kyrgyz Republic, Poland, Serbia, Switzerland, Tajikistan, Turkmenistan, Uzbekistan
Vadim Nikolaevich Grishin	Russian Federation
Merza Hussain Hasan	Bahrain, Arab Republic of Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Maldives, Oman, Qatar, Syrian Arab Republic, United Arab Emirates, Republic of Yemen
Frank Heemskerk	Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Georgia, Israel, former Yugoslav Republic of Macedonia, Moldova, Montenegro, Netherlands, Romania, Ukraine
Gwendolen Lucy Hines	United Kingdom
Ingrid G. Hoven	Germany
Denny Hamachila Kalyalya	Botswana, Burundi, Eritrea, Ethiopia, The Gambia, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Rwanda, Seychelles, Sierra Leone, Somalia, South Sudan, Sudan, Swaziland, Tanzania, Uganda, Zambia, Zimbabwe
Agapito Mendes Dias	Benin, Burkina Faso, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Democratic Republic of Congo, Republic of Congo, Cote d’Ivoire, Djibouti, Equatorial Guinea, Gabon, Guinea, Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius, Niger, Sao Tome and Principe, Senegal, Togo

Name	Countries
Marie-Lucie Morin	Antigua and Barbuda, The Bahamas, Barbados, Belize, Canada, Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines
Mansur Muhtar	Angola, Nigeria, South Africa
Mukesh Nandan Prasad	Bangladesh, Bhutan, India, Sri Lanka
Satu-Leena Santala	Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Sweden
Hideaki Suzuki	Japan
Roberto B. Tan	Brazil, Colombia, Dominican Republic, Ecuador, Haiti, Panama, Philippines, Suriname, Trinidad and Tobago
Michael Thomas Willcock	Australia, Cambodia, Kiribati, Republic of Korea, Marshall Islands, Federated States of Micronesia, Mongolia, New Zealand, Palau, Papua New Guinea, Samoa, Solomon Islands, Tuvalu, Vanuatu
Shaolin Yang	China

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment, and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President	Jim Yong Kim
Managing Director and Chief Operating Officer	Sri Mulyani Indrawati
Managing Director and Chief Financial Officer	Bertrand Badre
Managing Director	Caroline Anstey
President’s Special Envoy	Mahmoud Mohieldin
Senior Vice President and Chief Economist, Development Economics	Kaushik Basu
Senior Vice President, Change Management	Pamela Cox
Senior Vice President and World Bank Group General Counsel	Anne-Marie Leroy
Vice President, Budget, Strategic Planning and Performance Review	Pedro Alba
Vice President, Middle East and North Africa	Inger Andersen
Vice President and Treasurer	Madelyn Antoncic
Vice President and Group Chief Risk Officer	Bertrand Badre (acting)
Vice President and Auditor General	Clare Brady
Vice President and Corporate Secretary	Jorge Familiar Calderon
Vice President and Head of Network, Financial and Private Sector Development	Janamitra Devan
Vice President, Africa	Makhtar Diop
Vice President, South Asia	Isabel M. Guerrero
Vice President and Head of Network, HumanDevelopment	Keith Hansen (acting)
Director-General, Independent Evaluation Group	Caroline Heider
Vice President and Head of Network, Sustainable Development	Rachel Kyte
Vice President for Institutional Integrity	Leonard McCarthy
Vice President and Controller	Charles A. McDonough

Vice President, Human Resources	Sean Thomas McGrath
Vice President, External and Corporate Relations	Cyril Muller
Vice President and Head of Network, Operations Policy and Country Services	Kyle Peters
Vice President, Change, Knowledge, and Learning	Sanjay Pradhan
Vice President and Head of Network, Poverty Reduction and Economic Management	Jaime Saavedra-Chanduvi (acting)
Vice President, Europe and Central Asia	Laura Tuck (acting)
Vice President, Latin America and the Caribbean	Hasan Tuluy
Vice President, East Asia and Pacific	Axel van Trotsenburg
Vice President, Concessional Finance and Global Partnerships	Joachim von Amsberg
Vice President Information Solutions Group and Chief Information Officer	Stephanie von Friedeburg

SECTION XIV: THE ARTICLES OF AGREEMENT

The Articles constitute IBRD’s governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD’s purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD.

SECTION XV: LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity.

The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD.

IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty.

The securities issued by IBRD and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities.

SECTION XVI: FISCAL YEAR, ANNOUNCEMENTS, AND ALLOCATION OF NET INCOME

FISCAL YEAR

IBRD’s fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, IBRD published an annual report containing its audited financial statements and distributed quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of IBRD’s net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred a portion of its net income to IDA or to other uses that promote the purpose of IBRD (see Financial Overview on page 4 of this Information Statement and the Notes to Financial Statements—Note G—Retained Earnings, Allocations and Transfers).

SECTION XVII: AUDIT FEES

For FY 2013 and FY 2012, KPMG LLP (KPMG) served as IBRD’s independent external auditors. The aggregate fees for professional services rendered for IBRD and IDA by KPMG for FY 2013 and FY 2012 are as follows: $2.5 million for audit services ($2.4 million—FY 2012), and $0.1 million for audit-related services ($0.5 million—FY 2012). Audit related services include accounting consultations concerning financial accounting and reporting standards. No tax services were provided in FY 2013 and 2012. IBRD records its share of these fees as part of administrative expenses based on an agreed cost sharing formula. (See the Notes to the Financial Statements—Note H—Transactions with Affiliated Organizations, for a description of the allocation of administrative expenses between IBRD and IDA.)

The external auditor is appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board of Executive Directors. In FY 2014, KPMG will begin a second five-year term as IBRD’s external auditor.

See the Governance section of this Information Statement for additional discussion of auditor independence issues.

SECTION XVIII: GLOSSARY OF TERMS

AMC:    Advance Market Commitment for Vaccines against Pneumococcal Diseases

(The) Articles:    IBRD’s Articles of Agreement

Asset-backed Securities:    Asset-backed securities are instruments whose cash flow is based on a pool of underlying assets.

Available for Sale (AFS) Securities:    Investments not classified as either trading securities or as held-to-maturity securities. Investments in debt securities are classified as held-to-maturity only if it is intent and ability to hold these securities to maturity.

AOCI:    Accumulated Other Comprehensive Income

(The) Board:    Executive Directors of IBRD

Capital Adequacy:    Is a measure of IBRD’s ability to withstand unexpected losses, and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures.

(The) Committee:    Audit Committee

Committee of Sponsoring Organizations of the Treadway Commission (COSO):    COSO was formed in 1985 to sponsor the National Commission on Fraudulent Financial Reporting, an independent private-sector initiative which studied the causal factors that can lead to fraudulent financial reporting. In 1992, COSO issued its Internal Control-Integrated Framework, which provided a common definition of internal control and guidance on judging its effectiveness.

Consultative Loss Limit:    Reflects a level of IBRD’s tolerance for risk of underperforming the benchmark in any fiscal year.

Credit Default Swaps (CDS):    A derivatives contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.

CRO:    Chief Risk Officer

Currency Swaps (including Currency Forward Contracts): Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

CVA:    Credit Value Adjustments

Duration:    Duration provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity Duration Extension Strategy:    IBRD has reduced the sensitivity of its income to short-term interest rates by extending the duration of its equity from three months to approximately 4.5 years. This strategy uses a 10-year ladder repricing profile.

Equity-to-Loans Ratio:    This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with fair value adjustment on non-trading portfolios, net), the proposed transfer from unallocated net income to general reserves (where there are firm estimates available), net underfunded status of IBRD’s pension plans, and income earned on PEBP assets prior to FY 2011 divided by the sum of loans outstanding, the present value of guarantees, effective but undisbursed DDOs, net of the accumulated provision for losses on loans and other exposures, and deferred loan income.

Equity-funded Loans:    Interest cost saved by deploying equity instead of debt to fund loans.

Forward Starting Swaps:    A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

Futures:    Futures are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

GCI:    General Capital Increase

Government and Agency Obligations:    These obligations include marketable bonds, notes and other obligations issued by governments.

IBRD:    International Bank for Reconstruction and Development

IFC:    International Finance Corporation

IDA:    International Development Association

IFFIm:    International Finance Facility for Immunisation

Interest Margin:    The spread between loan returns and associated debt cost.

Interest Rate Cap:    An option that provides a payoff when a specified interest rate is above a certain level.

Interest Rate Collar:    A combination of an interest-rate cap and an interest rate floor. An interest rate floor is an option that provides a payoff when an interest rate is below a certain level.

Interest Rate Swaps:    Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR:    London interbank offered rate.

MDCFO:    Managing Director, Finance and Chief Financial Officer

MIGA:    Multilateral Investment Guarantee Agency

Maintenance of Value:    Subscription from members required for the maintenance of the value, from the time of subscription. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent.

Net Loan Disbursements:    Loan disbursements net of repayments and prepayments.

NCPIC:    National Currency Paid-in Capital

OTTI:    Other- Than-Temporary Impairment

Options:    Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

PCRF:    Post Retirement Contribution Reserve Fund

PEBP:    Post-Employment Benefit Plan

Prudential Minimum:    The minimum amount of liquidity that IBRD is required to hold. The amount is equal to the highest consecutive six months of projected debt service obligations plus one-half of projected net disbursements on approved loans (if positive) for the relevant fiscal year.

Return on Equity:    This return is computed as net income divided by the average equity balance during the year.

SCI:    Selective Capital Increase

Strategic Capital Adequacy Framework (Framework):    Evaluates IBRD’s capital adequacy as measured by stress tests and on appropriate long term equity-to-loan ratio target range. This target equity-to-loans ratio range provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board.

Statutory Lending Limit:    Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

Swaptions:    A swaption is an option which gives the holder the right to enter into an Interest Rate Swap or Currency Swap at a future date.

Time Deposits:    Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

Trading Securities:    Securities acquired with the intent of selling in the near-term. An investment security expected to be sold in the near term and held for only a short period of time. Classification of a security as trading is not precluded simply because the entity does not intend to sell it in the near term.

World Bank:    Refers collectively to IBRD and IDA in this document.

International Bank for Reconstruction and Development

Financial Statements and Internal Control Reports

June 30, 2013

Management’s Financial Reporting Assurance

The World Bank	1818 H Street N.W.	(202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT	Washington, D.C. 20433	Cable Address: INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION	U.S.A.	Cable Address: INDEVAS

Management’s Financial Reporting Assurance

August 7, 2013

Audit Committee of the Board of Executive Directors

International Bank for Reconstruction and Development

We have reviewed the financial statements for the period ending on June 30, 2013, and the accompanying management’s discussion and analysis of the International Bank for Reconstruction and Development (IBRD) (collectively, the “Reports”). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

Based on our knowledge, the financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IBRD for the periods presented in the Reports.

Management is responsible for establishing and maintaining internal controls and procedures over external financial reporting for IBRD. As part of carrying out these responsibilities, Management has:

•

designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and

•

designed internal control over external financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of IBRD’s internal controls and procedures as of the date of the Reports; and presented in management’s discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IBRD’s internal control over external financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IBRD’s internal control over external financial reporting.

Further, Management has disclosed, based on its most recent evaluation of internal control over external financial reporting, to IBRD’s external auditors and the Audit Committee of IBRD’s Board of Executive Directors:

•

all significant deficiencies in the design or operation of internal control over external financial reporting which are reasonably likely to adversely affect IBRD’s ability to record, process, summarize, and report financial information; and

•	any fraud, whether or not material, that involves Management or other employees who have a significant role in IBRD’s internal control over external financial reporting.

Jim Yong Kim President	Bertrand Badré Managing Director, Finance and World Bank Group Chief Financial Officer

Management’s Report Regarding Effectiveness of

Internal Control Over External Financial Reporting

The World Bank INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1818 H Street N.W. Washington, D.C. 20433 U.S.A.	(202) 477-1234 Cable Address: INTBAFRAD Cable Address: INDEVAS

Management’s Report Regarding Effectiveness of Internal

Control Over External Financial Reporting

August 7, 2013

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and attestation of its internal control over external financial reporting was valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over external financial reporting, which is subject to scrutiny by management and the internal auditors, and is revised as considered necessary, supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over external financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2013. This assessment was based on the criteria for effective internal control over external financial reporting described in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2013. The independent audit firm that audited the financial statements has issued an attestation report on management’s assertion on IBRD’s internal control over external financial reporting.

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Jim Yong Kim

President

Bertrand Badré

Managing Director, Finance and World Bank Group Chief Financial Officer

Charles A. McDonough

Vice President and Controller

Independent Auditors’ Report on Management’s Assertion Regarding Effectiveness of Internal Control Over Financial Reporting

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

INDEPENDENT AUDITORS’ REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have examined management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that the International Bank for Reconstruction and Development (IBRD) maintained effective internal control over financial reporting as of June 30, 2013, based on criteria established in the 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IBRD’s management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that IBRD maintained effective internal control over financial reporting as of June 30, 2013 is fairly stated, in all material respects, based on criteria established in the 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the accompanying financial statements of IBRD, which comprise the balance sheets as of June 30, 2013 and 2012, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the years in the three-year period ended June 30, 2013, and our report dated August 7, 2013 expressed an unqualified opinion on those financial statements.

August 7, 2013	KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

Independent Auditors’ Report

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

INDEPENDENT AUDITORS’ REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have audited the accompanying financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the balance sheet as of June 30, 2013 and 2012, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the years in the three-year period ended June 30, 2013, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2013 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

We also have examined in accordance with attestation standards established by the American Institute of Certified Public Accountants, management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that IBRD maintained effective internal control over external financial reporting as of June 30, 2013, based on criteria established in the 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 7, 2013 expressed an unqualified opinion on management’s assertion.

Washington, D.C.

August 7, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

Balance Sheet

June 30, 2013 and June 30, 2012

Expressed in millions of U.S. dollars

	2013	2012
Assets

Due from Banks
Unrestricted cash	$4,555	$5,682
Restricted cash	208	124

	4,763	5,806

Investments
Trading (including securities transferred under repurchase or securities lending agreements of $123 million—June 30, 2013; $7 million—June 30, 2012)—Note C	32,594	33,466
Available for sale (AFS) (including securities transferred under repurchase or securities lending agreements of $2,538 million—June 30, 2013; Nil—June 30, 2012)—Note C	2,570	—

	35,164	33,466

Securities Purchased Under Resale Agreements—Note C	1,710	209

Derivative Assets
Investments—Notes C and F	14,550	18,559
Client operations—Notes F and H	23,581	27,560
Borrowings—Notes E and F	96,035	110,103
Others—Note F	3,219	4,597

	137,385	160,819

Other Receivables
Receivable from investment securities traded—Note C	73	13
Accrued income on loans	732	836

	805	849

Loans Outstanding (Summary Statement of Loans, Notes D and H)
Total loans	205,082	199,241
Less undisbursed balance	61,306	62,916

Loans outstanding (including loans at fair value of $148 million—June 30, 2013; $125 million—June 30, 2012)	143,776	136,325
Less:
Accumulated provision for loan losses	1,659	1,690
Deferred loan income	425	426

Net loans outstanding	141,692	134,209

Other Assets
Premises and equipment, net	969	930
Miscellaneous—Notes H and I	1,879	1,890

	2,848	2,820

Total Assets	$324,367	$338,178

Balance Sheet

June 30, 2013 and June 30, 2012

Expressed in millions of U.S. dollars

	2013	2012
Liabilities

Borrowings—Note E	$141,500	$145,339

Securities Sold Under Repurchase Agreements, Securities Lent under Securities Lending Agreements, and Payable for Cash Collateral Received—Note C	7,028	3,700

Derivative Liabilities
Investments—Notes C and F	14,783	18,631
Client operations—Notes F and H	23,562	27,551
Borrowings—Notes E and F	90,554	97,839
Others—Note F	910	816

	129,809	144,837

Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital	6	5

Other Liabilities
Payable for investment securities purchased—Note C	137	137
Accrued interest on borrowings	994	1,185
Payable for Board of Governors-approved transfers—Note G	55	—
Liabilities under retirement benefits plans—Notes J and K	2,094	2,895
Accounts payable and miscellaneous liabilities—Notes D, H and I	3,221	3,395

	6,501	7,612

Total Liabilities	284,844	301,493

Equity

Capital Stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (2,307,600 shares—June 30, 2013, and June 30, 2012) Subscribed capital (1,850,047 shares—June 30, 2013, and 1,702,605 shares— June 30, 2012)	223,181	205,394
Less uncalled portion of subscriptions	209,747	192,976

Paid-in capital	13,434	12,418

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital	(456)	(845)

Receivable Amounts to Maintain Value of Currency Holdings—Note B	(81)	(79)

Deferred Amounts to Maintain Value of Currency Holdings—Note B	282	561

Retained Earnings (Statement of Changes in Retained Earnings, Note G)	29,265	29,047

Accumulated Other Comprehensive Loss—Note K	(2,921)	(4,417)

Total Equity	39,523	36,685

Total Liabilities and Equity	$324,367	$338,178

The Notes to Financial Statements are an integral part of these Statements.

Statement of Income

For the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011

Expressed in millions of U.S. dollars

	2013	2012	2011
Income
Loans—Note D
Interest	$2,359	$2,572	$2,449
Commitment charges	21	13	21
Investments, net—Trading—Notes C and F	241	214	363
Equity duration extension strategy, net—Notes C and F	1,107	1,095	1,139
Other—Notes H and I	518	495	405

Total income	4,246	4,389	4,377

Expenses
Borrowings, net—Note E	1,483	1,652	1,687
Administrative—Notes H, I, and J	1,761	1,631	1,564
Contributions to special programs	147	133	147
Provision for losses on loans and other exposures, (release) charge—Note D	(22)	189	(45)
Other	1	1	1

Total expenses	3,370	3,606	3,354

Income before fair value adjustments on non-trading portfolios, net and Board of Governors-approved transfers	876	783	1,023
Fair value adjustments on:
Equity duration extension strategy, net (includes $160 million of other-than-temporary impairment (OTTI) loss on AFS, for year ended June 30, 2013)—Note C, K and L	(1,538)	1,521	(318)
Other non-trading portfolios, net—Notes D, E, F and L	1,543	(2,330)	738

Total fair value adjustments on non-trading portfolios, net	5	(809)	420

Board of Governors-approved transfers—Note G	(663)	(650)	(513)

Net income (loss)	$218	$(676)	$930

The Notes to Financial Statements are an integral part of these Statements.

Statement of Comprehensive Income

For the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011

Expressed in millions of U.S. dollars

	2013	2012	2011
Net income (loss)	$218	$(676)	$930

Other comprehensive income (loss)—Note K
Reclassification to net income:
Derivatives and hedging transition adjustment	3	5	(11)
Net actuarial gains (losses) on benefit plans	1,105	(2,158)	834
Prior service credit (cost) on benefit plans, net	4	(141)	8
Currency translation adjustments	384	(704)	793

Total other comprehensive income (loss)	1,496	(2,998)	1,624

Comprehensive income (loss)	$1,714	$(3,674)	$2,554

Statement of Changes in Retained Earnings

For the fiscal years ended June 30, 2013, June 30, 2012, and June 30, 2011

Expressed in millions of U.S. dollars

	2013	2012	2011
Retained earnings at beginning of the fiscal year	$29,047	$29,723	$28,793

Net income (loss) for the fiscal year	218	(676)	930

Retained earnings at end of the fiscal year	$29,265	$29,047	$29,723

The Notes to Financial Statements are an integral part of these Statements.

Statement of Cash Flows

For the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011

Expressed in millions of U.S. dollars

	2013	2012	2011
Cash flows from investing activities
Loans
Disbursements	$(16,002)	$(19,733)	$(21,839)
Principal repayments	9,053	9,246	10,769
Principal prepayments	425	2,733	3,116
Loan origination fees received	23	22	26
Purchases of AFS securities	(2,724)	—	—
Other investing activities, net	(108)	(116)	(312)

Net cash used in investing activities	(9,333)	(7,848)	(8,240)

Cash flows from financing activities
Medium and long-term borrowings
New issues	26,586	44,351	30,291
Retirements	(31,335)	(26,778)	(22,378)
Net short-term borrowings	8,395	(7,659)	(8,079)
Net derivatives-Borrowings	1,895	604	301
Capital subscriptions	1,016	690	228
Other capital transactions, net	336	215	235

Net cash provided by financing activities	6,893	11,423	598

Cash flows from operating activities
Net income (loss)	218	(676)	930
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Fair value adjustments on non-trading portfolios, net	(5)	809	(420)
Depreciation, amortization and other non-cash items	809	880	815
Provision for losses on loans and other exposures, (release) charge	(22)	189	(45)
Changes in:
Investments-Trading, net	256	(2,288)	5,709
Net investment securities traded/purchased	194	(1,119)	1,028
Net derivatives-Investments	663	490	(1,274)
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	(718)	1,341	1,420
Accrued income on loans	96	(47)	(48)
Miscellaneous assets	(167)	299	(439)
Payable for transfers approved by the Board of Governors	55	—	—
Accrued interest on borrowings	(182)	(7)	27
Accounts payable and miscellaneous liabilities	109	(76)	646

Net cash provided by (used in) operating activities	1,306	(205)	8,349

Effect of exchange rate changes on unrestricted cash	7	—	24

Net (decrease) increase in unrestricted cash	(1,127)	3,370	731
Unrestricted cash at beginning of the fiscal year	5,682	2,312	1,581

Unrestricted cash at end of the fiscal year	$4,555	$5,682	$2,312

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$888	$(3,939)	$4,347
Investment portfolio	(91)	(169)	323
Borrowing portfolio	536	(3,095)	3,430
Capitalized loan origination fees and interest included in total loans	28	44	40
Interest paid on borrowings	636	646	499

The Notes to Financial Statements are an integral part of these Statements.

Summary Statement of Loans

June 30, 2013

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans [b]	Loans outstanding	Percentage of total loans outstanding[c]
Albania	$180	—	$116	$64	0.04%
Algeria	2	—	—	2	*
Antigua and Barbuda	10	10	—	—	—
Argentina	8,741	—	2,896	5,845	4.07
Armenia	402	75	79	248	0.17
Azerbaijan	2,143	267	988	888	0.62
Barbados	41	—	20	21	0.01
Belarus	769	90	201	478	0.33
Belize	21	—	9	12	0.01
Bolivia	—	—	—	—	—
Bosnia and Herzegovina	596	118	42	436	0.30
Botswana	372	—	265	107	0.07
Brazil	18,288	2,026	4,710	11,552	8.03
Bulgaria	1,345	—	174	1,171	0.81
Cameroon	11	—	—	11	0.01
Cape Verde	52	—	50	2	*
Chile	152	—	48	104	0.07
China	19,831	1,410	5,521	12,900	8.97
Colombia	8,654	350	750	7,554	5.26
Costa Rica	908	200	113	595	0.42
Croatia	1,995	26	389	1,580	1.10
Dominica	—	—	—	—	—
Dominican Republic	1,025	—	121	904	0.63
Ecuador	267	—	5	262	0.18
Egypt, Arab Republic of	6,651	585	2,770	3,296	2.29
El Salvador	1,172	—	204	968	0.67
Estonia	4	—	—	4	*
Gabon	90	—	54	36	0.03
Georgia	478	70	50	358	0.25
Grenada	11	—	—	11	0.01
Guatemala	1,674	200	107	1,367	0.95
Hungary	5	—	—	5	*
India	20,785	216	8,657	11,912	8.29
Indonesia	15,867	100	5,345	10,422	7.25
Iran, Islamic Republic of	753	—	56	697	0.48
Iraq	250	—	—	250	0.18
Jamaica	692	—	38	654	0.45
Jordan	1,190	—	150	1,040	0.72
Kazakhstan	5,046	1,171	1,174	2,701	1.88
Korea, Republic of	101	—	—	101	0.07
Kosovo	274	—	—	274	0.19

Summary Statement of Loans (Continued)

June 30, 2013

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans [b]	Loans outstanding	Percentage of total loans outstanding[c]
Latvia	$526	$—	$—	$526	0.37%
Lebanon	580	87	263	230	0.16
Lithuania	13	—	—	13	0.01
Macedonia, former Yugoslav Republic of	530	—	137	393	0.27
Mauritius	345	35	14	296	0.21
Mexico	16,390	301	1,198	14,891	10.36
Moldova	44	—	—	44	0.03
Montenegro	338	—	27	311	0.22
Morocco	4,271	102	793	3,376	2.35
Pakistan	2,145	—	727	1,418	0.99
Panama	777	100	190	487	0.34
Papua New Guinea	107	—	—	107	0.08
Paraguay	541	—	216	325	0.23
Peru	3,398	90	1,420	1,888	1.31
Philippines	4,455	300	808	3,347	2.33
Poland	8,125	1,307	120	6,698	4.66
Romania	5,455	91	1,898	3,466	2.41
Russian Federation	1,774	60	335	1,379	0.96
Serbia	2,309	96	327	1,886	1.31
Seychelles	24	—	—	24	0.02
Slovak Republic	92	—	—	92	0.06
Slovenia	1	—	—	1	*
South Africa	3,750	—	2,439	1,311	0.91
Sri Lanka	213	—	178	35	0.02
St. Kitts and Nevis	5	—	—	5	*
St. Lucia	14	—	—	14	0.01
St. Vincent and the Grenadines	6	—	—	6	*
Swaziland	48	—	44	4	*
Thailand	1,135	—	79	1,056	0.74
Trinidad and Tobago	12	—	—	12	0.01
Tunisia	2,366	—	238	2,128	1.48
Turkey	15,256	1,317	1,006	12,933	9.00
Turkmenistan	7	—	—	7	*
Ukraine	4,370	—	1,134	3,236	2.25
Uruguay	1,792	—	734	1,058	0.74
Uzbekistan	460	180	76	204	0.14
Vietnam	1,868	—	823	1,045	0.73
Zimbabwe	462	—	—	462	0.32

Subtotal[c]	$204,852	$10,980	$50,326	$143,546	99.84%
International Finance Corporation	230	—	—	230	0.16%

Total—June 30, 2013	$205,082	$10,980	$50,326	$143,776	100.00%

Total—June 30, 2012	$199,241	$13,372	$49,544	$136,325

*	Indicates amount less than $0.5 million or less than 0.005 percent.

Summary Statement of Loans (Continued)

June 30, 2013

Expressed in millions of U.S. dollars

NOTES

a.	Loans totaling $6,572 million ($9,326 million—June 30, 2012) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $4,408 million ($4,046 million – June 30, 2012) have been signed, but the loans are not effective and disbursements do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

b.	Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $80 million ($110 million—June 30, 2012).

c.	May differ from the calculated amounts or sum of individual figures shown due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

Statement of Subscriptions to

Capital Stock and Voting Power

June 30, 2013

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total Amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Afghanistan	300	0.02%	$36.2	$3.6	$32.6	878	0.04%
Albania	830	0.04	100.1	3.6	96.5	1,408	0.07
Algeria	9,252	0.50	1,116.1	67.1	1,049.0	9,830	0.50
Angola	2,676	0.14	322.8	17.5	305.4	3,254	0.17
Antigua and Barbuda	520	0.03	62.7	1.3	61.5	1,098	0.06
Argentina	18,180	0.98	2,193.1	132.2	2,060.9	18,758	0.96
Armenia	1,139	0.06	137.4	5.9	131.5	1,717	0.09
Australia[c]	27,595	1.49	3,328.9	204.4	3,124.5	28,173	1.44
Austria[c]	12,529	0.68	1,511.4	91.3	1,420.1	13,107	0.67
Azerbaijan	1,646	0.09	198.6	9.7	188.8	2,224	0.11
Bahamas, The	1,071	0.06	129.2	5.4	123.8	1,649	0.08
Bahrain	1,103	0.06	133.1	5.7	127.4	1,681	0.09
Bangladesh	4,854	0.26	585.6	33.9	551.6	5,432	0.28
Barbados	948	0.05	114.4	4.5	109.9	1,526	0.08
Belarus	3,750	0.20	452.4	25.4	427.0	4,328	0.22
Belgium[c]	32,414	1.75	3,910.3	240.6	3,669.6	32,992	1.68
Belize	586	0.03	70.7	1.8	68.9	1,164	0.06
Benin	868	0.05	104.7	3.9	100.8	1,446	0.07
Bhutan	479	0.03	57.8	1.0	56.8	1,057	0.05
Bolivia	1,785	0.10	215.3	10.8	204.5	2,363	0.12
Bosnia and Herzegovina	549	0.03	66.2	5.8	60.4	1,127	0.06
Botswana	615	0.03	74.2	2.0	72.2	1,193	0.06
Brazil	34,022	1.84	4,104.2	245.7	3,858.5	34,600	1.77
Brunei Darussalam	2,373	0.13	286.3	15.2	271.1	2,951	0.15
Bulgaria	5,215	0.28	629.1	36.5	592.6	5,793	0.30
Burkina Faso	868	0.05	104.7	3.9	100.8	1,446	0.07
Burundi	716	0.04	86.4	3.0	83.4	1,294	0.07
Cambodia	214	0.01	25.8	2.6	23.2	792	0.04
Cameroon	1,527	0.08	184.2	9.0	175.2	2,105	0.11
Canada[c]	58,354	3.15	7,039.5	433.1	6,606.5	58,932	3.01
Cape Verde	508	0.03	61.3	1.2	60.1	1,086	0.06
Central African Republic	862	0.05	104.0	3.9	100.1	1,440	0.07
Chad	862	0.05	104.0	3.9	100.1	1,440	0.07
Chile	7,595	0.41	916.2	54.4	861.8	8,173	0.42
China	106,594	5.76	12,859.0	774.8	12,084.1	107,172	5.47
Colombia	9,319	0.50	1,124.2	66.7	1,057.5	9,897	0.50
Comoros	282	0.02	34.0	0.3	33.7	860	0.04
Congo, Democratic Republic of	2,643	0.14	318.8	25.4	293.5	3,221	0.16
Congo, Republic of	927	0.05	111.8	4.3	107.5	1,505	0.08
Costa Rica	233	0.01	28.1	1.9	26.2	811	0.04
Côte d’Ivoire	2,516	0.14	303.5	16.4	287.1	3,094	0.16
Croatia	2,539	0.14	306.3	19.1	287.2	3,117	0.16
Cyprus	1,461	0.08	176.2	8.4	167.9	2,039	0.10
Czech Republic[c]	7,165	0.39	864.3	52.1	812.2	7,743	0.40
Denmark[c]	17,796	0.96	2,146.8	129.2	2,017.6	18,374	0.94
Djibouti	559	0.03	67.4	1.6	65.9	1,137	0.06
Dominica	504	0.03	60.8	1.1	59.7	1,082	0.05
Dominican Republic	2,092	0.11	252.4	13.1	239.3	2,670	0.14
Ecuador	2,771	0.15	334.3	18.2	316.1	3,349	0.17
Egypt, Arab Republic of	8,002	0.43	965.3	57.4	907.9	8,580	0.44

Statement of Subscriptions to

Capital Stock and Voting Power (Continued)

June 30, 2013

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total Amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
El Salvador	141	0.01%	$17.0	$1.7	$15.3	719	0.04%
Equatorial Guinea	715	0.04	86.3	2.7	83.5	1,293	0.07
Eritrea	593	0.03	71.5	1.8	69.7	1,171	0.06
Estonia	923	0.05	111.3	4.3	107.1	1,501	0.08
Ethiopia	978	0.05	118.0	4.7	113.3	1,556	0.08
Fiji	987	0.05	119.1	4.8	114.3	1,565	0.08
Finland[c]	9,757	0.53	1,177.0	70.5	1,106.5	10,335	0.53
France[c]	77,994	4.22	9,408.8	582.6	8,826.2	78,572	4.01
Gabon	987	0.05	119.1	5.1	113.9	1,565	0.08
Gambia, The	543	0.03	65.5	1.5	64.0	1,121	0.06
Georgia	1,584	0.09	191.1	9.3	181.8	2,162	0.11
Germany[c]	87,475	4.73	10,552.6	652.0	9,900.5	88,053	4.50
Ghana	1,525	0.08	184.0	12.7	171.2	2,103	0.11
Greece[c]	1,684	0.09	203.2	14.1	189.1	2,262	0.12
Grenada	531	0.03	64.1	1.4	62.7	1,109	0.06
Guatemala	2,001	0.11	241.4	12.4	229.0	2,579	0.13
Guinea	1,292	0.07	155.9	7.1	148.8	1,870	0.10
Guinea-Bissau	540	0.03	65.1	1.4	63.7	1,118	0.06
Guyana	1,058	0.06	127.6	5.3	122.3	1,636	0.08
Haiti	1,067	0.06	128.7	5.4	123.3	1,645	0.08
Honduras	641	0.03	77.3	2.3	75.0	1,219	0.06
Hungary	8,960	0.48	1,080.9	64.6	1,016.3	9,538	0.49
Iceland[c]	1,258	0.07	151.8	6.8	144.9	1,836	0.09
India	56,739	3.07	6,844.7	412.7	6,432.0	57,317	2.93
Indonesia	16,718	0.90	2,016.8	121.5	1,895.3	17,296	0.88
Iran, Islamic Republic of	31,205	1.69	3,764.4	227.1	3,537.3	31,783	1.62
Iraq	2,808	0.15	338.7	27.1	311.6	3,386	0.17
Ireland[c]	5,271	0.28	635.9	37.1	598.8	5,849	0.30
Israel	6,019	0.33	726.1	42.4	683.7	6,597	0.34
Italy[c]	46,940	2.54	5,662.6	350.4	5,312.2	47,518	2.43
Jamaica	2,578	0.14	311.0	16.8	294.2	3,156	0.16
Japan[c]	165,444	8.94	19,958.3	1,222.2	18,736.1	166,022	8.48
Jordan	1,388	0.07	167.4	7.8	159.6	1,966	0.10
Kazakhstan	2,985	0.16	360.1	19.8	340.3	3,563	0.18
Kenya	2,461	0.13	296.9	15.9	281.0	3,039	0.15
Kiribati	465	0.02	56.1	0.9	55.2	1,043	0.05
Korea, Republic ofc	25,983	1.40	3,134.5	186.6	2,947.8	26,561	1.36
Kosovo	966	0.05	116.5	5.2	111.4	1,544	0.08
Kuwait	13,416	0.72	1,618.4	97.4	1,521.0	13,994	0.71
Kyrgyz Republic	1,107	0.06	133.5	5.7	127.9	1,685	0.09
Lao People’s Democratic Republic	178	0.01	21.5	1.5	20.0	756	0.04
Latvia	1,476	0.08	178.1	8.4	169.6	2,054	0.10
Lebanon	340	0.02	41.0	1.1	39.9	918	0.05
Lesotho	663	0.04	80.0	2.3	77.6	1,241	0.06
Liberia	463	0.03	55.9	2.6	53.3	1,041	0.05
Libya	7,840	0.42	945.8	57.0	888.8	8,418	0.43
Lithuania	1,507	0.08	181.8	8.7	173.1	2,085	0.11
Luxembourg[c]	1,652	0.09	199.3	9.8	189.5	2,230	0.11
Macedonia, Former Yugoslav Republic of	427	0.02	51.5	3.2	48.3	1,005	0.05
Madagascar	1,422	0.08	171.5	8.1	163.5	2,000	0.10
Malawi	1,094	0.06	132.0	5.6	126.4	1,672	0.09

Statement of Subscriptions to

Capital Stock and Voting Power (Continued)

June 30, 2013

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total Amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Malaysia	8,244	0.45%	$994.5	$59.5	$935.0	8,822	0.45%
Maldives	469	0.03	56.6	0.9	55.7	1,047	0.05
Mali	1,162	0.06	140.2	6.1	134.1	1,740	0.09
Malta	1,074	0.06	129.6	5.4	124.1	1,652	0.08
Marshall Islands	469	0.03	56.6	0.9	55.7	1,047	0.05
Mauritania	900	0.05	108.6	4.1	104.4	1,478	0.08
Mauritius	1,242	0.07	149.8	6.7	143.1	1,820	0.09
Mexico	19,098	1.03	2,303.9	139.0	2,164.9	19,676	1.00
Micronesia, Federated States of	479	0.03	57.8	1.0	56.8	1,057	0.05
Moldova	1,368	0.07	165.0	7.6	157.4	1,946	0.10
Mongolia	466	0.03	56.2	2.3	53.9	1,044	0.05
Montenegro	688	0.04	83.0	3.2	79.8	1,266	0.06
Morocco	5,810	0.31	700.9	40.9	660.0	6,388	0.33
Mozambique	930	0.05	112.2	4.8	107.4	1,508	0.08
Myanmar	2,484	0.13	299.7	16.1	283.6	3,062	0.16
Namibia	1,523	0.08	183.7	8.8	174.9	2,101	0.11
Nepal	968	0.05	116.8	4.6	112.1	1,546	0.08
Netherlands[c]	39,633	2.14	4,781.1	294.7	4,486.4	40,211	2.05
New Zealand[c]	7,236	0.39	872.9	51.9	821.0	7,814	0.40
Nicaragua	608	0.03	73.3	2.1	71.3	1,186	0.06
Niger	852	0.05	102.8	3.8	99.0	1,430	0.07
Nigeria	12,774	0.69	1,541.0	92.7	1,448.3	13,352	0.68
Norway[c]	12,134	0.66	1,463.8	88.2	1,375.6	12,712	0.65
Oman	1,561	0.08	188.3	9.1	179.2	2,139	0.11
Pakistan	9,339	0.50	1,126.6	67.8	1,058.9	9,917	0.51
Palau	16	0.00	1.9	0.2	1.8	594	0.03
Panama	385	0.02	46.4	3.2	43.2	963	0.05
Papua New Guinea	1,294	0.07	156.1	7.1	149.0	1,872	0.10
Paraguay	1,229	0.07	148.3	6.6	141.6	1,807	0.09
Peru	6,348	0.34	765.8	44.9	720.9	6,926	0.35
Philippines	8,164	0.44	984.9	58.5	926.4	8,742	0.45
Poland	10,977	0.59	1,324.2	79.6	1,244.6	11,555	0.59
Portugal[c]	5,460	0.30	658.7	38.5	620.2	6,038	0.31
Qatar	1,389	0.07	167.6	11.1	156.5	1,967	0.10
Romania	4,011	0.22	483.9	30.5	453.4	4,589	0.23
Russian Federation	45,831	2.48	5,528.8	333.9	5,195.0	46,409	2.37
Rwanda	1,046	0.06	126.2	5.2	120.9	1,624	0.08
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	853	0.04
St. Lucia	552	0.03	66.6	1.5	65.1	1,130	0.06
St. Vincent and the Grenadines	278	0.02	33.5	0.3	33.2	856	0.04
Samoa	531	0.03	64.1	1.4	62.7	1,109	0.06
San Marino	595	0.03	71.8	2.5	69.3	1,173	0.06
São Tomé and Príncipe	495	0.03	59.7	1.1	58.6	1,073	0.05
Saudi Arabia	45,831	2.48	5,528.8	335.0	5,193.9	46,409	2.37
Senegal	2,072	0.11	250.0	13.0	237.0	2,650	0.14
Serbia	2,846	0.15	343.3	21.5	321.9	3,424	0.17
Seychelles	263	0.01	31.7	0.2	31.6	841	0.04
Sierra Leone	718	0.04	86.6	3.0	83.6	1,296	0.07
Singapore	320	0.02	38.6	3.9	34.7	898	0.05
Slovak Republic	3,216	0.17	388.0	23.0	365.0	3,794	0.19

Statement of Subscriptions to

Capital Stock and Voting Power (Continued)

June 30, 2013

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total Amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Slovenia	1,449	0.08%	$174.8	$10.9	$163.9	2,027	0.10%
Solomon Islands	513	0.03	61.9	1.2	60.7	1,091	0.06
Somalia	552	0.03	66.6	3.3	63.3	1,130	0.06
South Africa	15,281	0.83	1,843.4	111.0	1,732.5	15,859	0.81
South Sudan	1,437	0.08	173.4	8.6	164.8	2,015	0.10
Spain[c]	31,573	1.71	3,808.8	232.7	3,576.1	32,151	1.64
Sri Lanka	3,817	0.21	460.5	26.1	434.3	4,395	0.22
Sudan	850	0.05	102.5	7.2	95.3	1,428	0.07
Suriname	412	0.02	49.7	2.0	47.7	990	0.05
Swaziland	440	0.02	53.1	2.0	51.1	1,018	0.05
Sweden[c]	16,984	0.92	2,048.9	124.8	1,924.1	17,562	0.90
Switzerland[c]	30,633	1.66	3,695.4	226.4	3,469.0	31,211	1.59
Syrian Arab Republic	2,202	0.12	265.6	14.0	251.7	2,780	0.14
Tajikistan	1,060	0.06	127.9	5.3	122.5	1,638	0.08
Tanzania	1,295	0.07	156.2	10.0	146.2	1,873	0.10
Thailand	8,494	0.46	1,024.7	60.7	964.0	9,072	0.46
Timor-Leste	517	0.03	62.4	1.9	60.4	1,095	0.06
Togo	1,105	0.06	133.3	5.7	127.6	1,683	0.09
Tonga	494	0.03	59.6	1.1	58.5	1,072	0.05
Trinidad and Tobago	2,664	0.14	321.4	17.6	303.7	3,242	0.17
Tunisia	719	0.04	86.7	5.7	81.1	1,297	0.07
Turkey	21,498	1.16	2,593.4	155.1	2,438.3	22,076	1.13
Turkmenistan	526	0.03	63.5	2.9	60.5	1,104	0.06
Tuvalu	211	0.01	25.5	1.5	23.9	789	0.04
Uganda	617	0.03	74.4	4.4	70.1	1,195	0.06
Ukraine	10,977	0.59	1,324.2	79.3	1,244.9	11,555	0.59
United Arab Emirates	2,385	0.13	287.7	22.6	265.1	2,963	0.15
United Kingdom[c]	77,994	4.22	9,408.8	601.8	8,807.1	78,572	4.01
United States[c]	296,881	16.05	35,814.2	2,229.4	33,584.9	297,459	15.19
Uruguay	2,812	0.15	339.2	18.6	320.7	3,390	0.17
Uzbekistan	2,493	0.13	300.7	16.1	284.7	3,071	0.16
Vanuatu	586	0.03	70.7	1.8	68.9	1,164	0.06
Venezuela, Republica Bolivariana de	20,361	1.10	2,456.2	150.8	2,305.5	20,939	1.07
Vietnam	968	0.05	116.8	8.1	108.7	1,546	0.08
Yemen, Republic of	2,212	0.12	266.8	14.0	252.8	2,790	0.14
Zambia	2,810	0.15	339.0	20.0	319.0	3,388	0.17
Zimbabwe	3,575	0.19	431.3	22.4	408.9	4,153	0.21

Total—June 30, 2013[b]	1,850,047	100.00%	$223,181	$13,434	$209,747	1,958,711	100.00%

Total—June 30, 2012	1,702,605		$205,394	$12,418	$192,976	1,802,621

*	Indicates amounts less than 0.005 percent.

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.
b.	May differ from the calculated figures or sum of individual figures shown due to rounding.
c.	A member of Development Assistance Committee of the Organization for Economic Cooperation and Development.

The Notes to Financial Statements are an integral part of these Statements.

Notes to Financial Statements

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed countries who are members of IDA, by extending grants, development credits, guarantees and related technical assistance. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (deferred drawdown options-DDOs, irrevocable commitments, exposures to member countries’ derivatives and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years’ information have been made to conform with the current year’s presentation.

On August 7, 2013, the Executive Directors approved these financial statements for issue.

Translation of Currencies:    IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD’s resources are derived from its capital, borrowings, and accumulated earnings in those various currencies.

IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. Under these policies, IBRD endevours to match its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the accounting period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock:    In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value:    Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of national currencies (see Note B—Capital Stock, Maintenance of Value, and Membership). Maintenance of value amounts are determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

All MOV receivable balances and amounts from those members who have been in arrears for two years or more are shown as components of Equity, under Receivable Amounts to Maintain Value of Currency Holdings. The net receivable or payable MOV amounts relating to national currencies used in IBRD’s lending and investing operations are also included as a component of Equity under Deferred Amounts to Maintain Value of Currency Holdings. All MOV payable balances are included in Liabilities, under Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital.

Transfers Approved by the Board of Governors:    In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, referred to as “Board of Governors-approved transfers”, are reported as expenses when incurred, upon approval. The transfers are funded either from the immediately preceding fiscal year’s Net Income or Surplus.

Retained Earnings:    Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments, Long-Term Income Portfolio (LTIP) reserve, and Restricted Retained Earnings) and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, commencing in the fiscal year ended June 30, 2012, the pension reserve also includes investment income earned on the Post-Employment Benefits Plan (PEBP) portfolio.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative Fair Value Adjustments consist of the effects associated with the application of Financial Accounting Standards Board’s (FASB’s) fair value guidance relating to prior fiscal years. This amount includes the cumulative effect of the adoption of this guidance, the reclassification and amortization of the transition adjustments, and the unrealized gains or losses on non-trading portfolios.

The LTIP Reserve consists of the cumulative difference between the actual portfolio return and the fixed draw amount, representing the long-term average return on the portfolio.

Restricted Retained Earnings consists of contributions or income from prior years which are restricted as to their purpose.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved transfers.

Loans:    All of IBRD’s loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Loans are carried at amortized cost, except those which contain embedded derivatives that require bifurcation, which IBRD has elected to measure at fair value.

Any loan origination fees incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of yield. The unamortized balance of loan origination fees is included as a reduction of Loans outstanding on the Balance Sheet, and the loan origination fee amortization is included in Interest under Income from Loans on the Statement of Income.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY). These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996, which limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/ refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. Currently, there are no borrowers with loans in nonaccrual status that meet these eligibility criteria.

When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

It is the policy of IBRD to place into nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member’s loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by IBRD. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s loans may not automatically emerge from nonaccrual status, even though the member’s eligibility for new loans may have been restored. In such instances, a decision on the restoration to accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

Guarantees:    Financial guarantees are commitments issued by IBRD to guarantee payment performance to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Guarantee fee income received is deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Accumulated Provision for Losses on Loans and Other Exposures:    Delays in receiving loan payments result in present value losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans.

Management determines the appropriate level of accumulated provisions for losses on loans and other exposures (exposures), which reflects the probable losses inherent in IBRD’s exposures. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. There are several steps required to determine the appropriate level of provisions. First, the exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, exposures for each borrower are then assigned a credit risk rating of that borrower. With respect to countries with exposures in accrual status, these exposures are grouped according to the assigned borrower risk rating. Second, each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. Finally, the provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default. The severity of loss, which is assessed periodically, is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity of loss associated with IDA. The borrower’s eligibility is assessed at least annually. This methodology is also applied to countries with exposures in nonaccrual status. Generally, all exposures in nonaccrual status have the same risk rating.

The determination of borrowers’ ratings is based on various factors (see Note D—Loans and Other Exposures). IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision for losses on loans and other exposures accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to income.

For loans that are reported at fair value, the determination of the fair value takes credit risk into consideration.

Statement of Cash Flows:    For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of unrestricted cash Due from Banks.

Restricted Cash:    This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for speficied purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses.

Investments:    Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value or at face value, which approximates fair value. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments.

As of June 30, 2013, IBRD classified and accounted for its investment securities as either trading or AFS. The AFS portfolio was established during the year ended June 30, 2013 as part of IBRD’s equity duration extension strategy.

Dividends and interest income, including amortization of the premium and discount arising at acquisition, are included in net income.

Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included as part of Investments, net-Trading in the Statement of Income.

Unrealized gains and losses relating to AFS securities are included in Accumulated Other Comprehensive income (AOCI).

Realized gains and losses on trading and AFS securities are recognized in the Statement of Income when securities are sold.

At the end of each reporting period IBRD evaluates each AFS security for impairment. An impairment is considered to have occurred when the fair value has declined below amortized cost. In determining whether an impairment is other-than-temporary, IBRD considers the severity and duration of the decline in fair value, the length of time expected for recovery, the financial condition of the issuer, and other qualitative factors, as well as whether IBRD either plans to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost. If IBRD does not intend to sell an AFS security and it is not more likely than not that it will be required to sell the security before the recovery of the amortized cost, the impairment is separated between credit related and non-credit related. The credit related impairment is recorded in net income while the noncredit-related impairment is recognized in AOCI. If IBRD intends to sell an AFS security or it will more likely than not be required to sell the security before recovery of the amortized cost, IBRD records the full amount of the impairment in net income as OTTI.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. IBRD does not offset the fair value amounts recognized for derivative instruments that have been executed with the same counterparty under master netting agreements; as a result, the fair value amounts recognized for the obligation to return cash collateral received from counterparties are not offset with the fair value amounts recognized for these derivative instruments.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:    Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at face value which approximates fair value. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance Sheet, and securities received under resale agreements are not recorded on the Balance Sheet.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital:    All demand obligations are held in bank accounts, which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after the Bank’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

Premises and Equipment:    Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings:    To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets offering its securities to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

IBRD fair values all the financial instruments in the borrowing portfolio with the changes in fair value recognized in the Fair value adjustments on non-trading portfolios, net, in the Statement of Income.

Interest expense relating to the debt instruments carried at fair value is measured on an effective yield basis and is reported as part of the Borrowings expenses in the Statement of Income.

For presentation purposes, amortization of discounts and premiums is included in Borrowing expenses in the Statement of Income.

Accounting for Derivatives:    IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income. The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks. These derivatives are carried and reported at fair value. Interest income/expenses as well as gains and losses on these derivatives are reflected as part of Investments, net-Trading in the Statement of Income.

IBRD uses derivatives in its borrowing and asset/liability management activities. In the borrowing portfolio, derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Borrowing expenses on the Statement of Income. Changes in fair values of these derivatives are accounted for through the Statement of Income as Fair value adjustments on non trading portfolios, net.

For the purpose of the Statement of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge borrowings, in a manner consistent with the presentation of the borrowings-related cash flows.

Valuation of Financial Instruments:    IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment.

To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review. In instances where management relies on valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as the inputs applied in determining those values.

As of June 30, 2013 and June 30, 2012, IBRD had no financial assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Hierarchy

Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting for Grant Expenses:    IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved transfers, when incurred.

Donor Receivables:    Donors’ conditional promises to give are not recognized until the conditions to which they are subject are substantially met and the promise to give is considered unconditional. Donors’ unconditional promises to give are recognized upon receipt as income, unless the donor specifies a third party beneficiary. In those cases IBRD is deemed to be acting as an intermediary agent and assets held on behalf of the specified beneficiaries are recognized with corresponding liabilities. If the contributions that IBRD receives can only be used for purposes specified by the donor, the proceeds are considered restricted until applied by IBRD for the donor-specified purposes.

Donor promises to give which are expected to be collected within one year are recorded at face value, while promises expected to be collected over a period greater than one year are recorded initially at fair value, with subsequent measurement on an amortized cost basis.

Donor Contributions to Trust Funds:    For those IBRD-executed trust funds where IBRD acts as an intermediary agent, undisbursed third party donor contributions are recorded as assets held on behalf of the specified beneficiaries, with corresponding liabilities. Amounts disbursed from the trust funds are recorded as expenses with corresponding amounts recognized as income. For recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of June 30, 2013. IBRD continues to evaluate the potential future implications of the Act.

In June 2011, the FASB issued Accounting Standards Update (ASU) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The ASU requires comprehensive income to be reported in either a single statement or in two consecutive statements. The ASU does not change which items are reported in other comprehensive income or existing requirements to reclassify items out of accumulated other comprehensive income to net income. Subsequently, in December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which deferred certain reclassification provisions in ASU 2011-05. For IBRD, the ASUs were effective from the quarter ended September 30, 2012, however they did not have an effect on IBRD’s financial statements as IBRD was already in compliance with one of the options allowed under ASU 2011-05.

Subsequent to the issuance of ASU 2011-05 and ASU 2011-12, in February 2013, the FASB issued ASU 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI). The ASU introduces new presentation requirements about the amounts reclassified out of AOCI. It requires an entity to present information about the reclassified amounts by component and to provide additional details about such reclassifications. The ASU does not change the current requirements for reporting net income or other comprehensive income in the financial statements or which items could be reclassified from other comprehensive income into net income. For IBRD, the new requirements will be effective from the quarter ended September 30, 2013. IBRD is currently evaluating the impact of this ASU on its financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The ASU requires entities to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position, and instruments and transactions subject to a master netting agreement and agreements similar to master netting agreements. The new disclosure requirements will facilitate comparison between U.S. GAAP and IFRS. Subsequently, in January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities which has clarified that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, that are either offset in accordance with the US GAAP or subject to an enforceable master netting arrangement or similar agreement. For IBRD, the ASUs will be effective from the quarter ended September 30, 2013. IBRD is currently evaluating the impact of these ASUs on its financial statements.

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock:    The following table provides a summary of the changes in IBRD’s authorized and subscribed shares during the fiscal years ended June 30, 2013 and June 30, 2012:

	Authorized shares	Subscribed shares
As of June 30, 2011	2,307,600	1,605,930
General and selective capital increase (GCI/SCI)	—	95,238
New membership	—	1,437

As of June 30, 2012	2,307,600	1,702,605
GCI/SCI	—	147,442

As of June 30, 2013	2,307,600	1,850,047

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital during the fiscal years ended June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2011	$193,732	$(182,012)	$11,720
GCI/SCI	11,489	(10,800)	689
New membership[a]	173	(164)	9

As of June 30, 2012	$205,394	$(192,976)	$12,418
GCI/SCI	17,787	(16,771)	1,016

As of June 30, 2013	$223,181	$(209,747)	$13,434

a.	This relates to membership of South Sudan.

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowing, or guaranteeing loans.

Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Amounts To Maintain the Value of Currency Holdings

The following table summarizes the amounts to maintain the value of currency holdings classified as components of equity at June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	June 30, 2013	June 30, 2012
(Receivable) Payable
MOV receivable	$(81)	$(79)

Net Deferred MOV payable	532	833
MOV receivable in arrears	(120)	(142)
Deferred demand obligations	(130)	(130)

Deferred MOV	$282	$561

MOV receivable relates to amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. These amounts may be settled either in cash or a demand note.

Net deferred MOV payable relates to restricted currencies being used in IBRD’s operations which are either being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes payable by IBRD on the same terms as other MOV obligations.

MOV receivable in arrears represents receivables for countries that have amounts outstanding for two years or more. Although these amounts are used to reduce equity, IBRD still considers these MOV in arrears as obligations due from the members.

Deferred demand obligations relate to notes that are due on demand only after IBRD’s callable capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

NOTE C—INVESTMENTS

As of June 30, 2013, IBRD’s investments include a liquid asset portfolio, AFS securities, and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC) and Post Employment Benefit Plan (PEBP). In addition, during the year ended June 30, 2012, the Board approved a Post Retirement Contribution Reserve Fund (PCRF) to stabilize IBRD’s contributions to the pension plans.

The composition of IBRD’s net investment portfolio as of June 30, 2013 and June 30, 2012 was as follows:

In millions of U.S. dollars

Net investment portfolio	June 30, 2013	June 30, 2012
Liquid asset portfolio	$32,566	$34,189
AFS securities	(154)	—
PCRF holdings	39	—
AMC holdings	257	326
PEBP holdings	683	604

Total	$33,391	$35,119

Investments held by IBRD are designated as trading or AFS and are carried and reported at fair value, or at face value which approximates fair value. As of June 30, 2013, the majority of Investments is comprised of government and agency obligations and time deposits (54% and 36%, respectively), with all the instruments being classified as Level 1 and Level 2 within the fair value hierarchy.

The majority of the instruments in the investment portfolio are denominated in U.S. dollars (USD), Euro (EUR) and Japanese yen (JPY) (59%, 14% and 6%, respectively). IBRD uses derivative instruments to manage the associated currency and interest rate risk in the portfolio. After considering the effects of these derivatives, IBRD’s investment trading portfolio has an average repricing of 0.27 years, and is predominantly denominated in USD (95%).

A summary of IBRD’s Investments at June 30, 2013 and June 30, 2012, is as follows:

In millions of U.S. dollars

	June 30, 2013	June 30, 2012
Trading
Equity securities	$274	$165
Government and agency obligations	16,381	19,742
Time deposits	12,482	10,811
Asset-backed securities (ABS)	3,457	2,748

	32,594	33,466
AFS
Government obligations	2,538	—
Time deposits	32	—

	2,570	—

Total	$35,164	$33,466

The following table summarizes the currency composition of IBRD’s Investments, at June 30, 2013 and June 30, 2012:

In millions of U.S. dollars equivalent

	June 30, 2013		June 30, 2012
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
Trading
Euro	$5,092	0.72	$7,038	0.68
Japanese yen	2,128	0.33	5,668	0.43
U.S. dollars	18,348	0.66	15,013	0.79
Others	7,026	0.64	5,747	0.47

	$32,594	0.64	$33,466	0.64

AFS

U.S. dollars	$2,570	9.76	$—	—

Total	$35,164		$33,466

a.	The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	June 30, 2013	June 30, 2012
Investments
Trading	$32,594	$33,466
AFS	2,570	—

Total	35,164	33,466

Securities purchased under resale agreements	1,710	209
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received
Investments-Trading	(4,489)	(3,700)
Investments-AFS[a]	(2,539)	—

Total	(7,028)	(3,700)

Derivative assets
Currency forward contracts	4,989	6,542
Currency swaps	9,464	11,876
Interest rate swaps	89	135
Swaptions, exchange traded options and futures contracts	8	5
Other[b]	—	*

Total	14,550	18,559

Derivative liabilities
Currency forward contracts	(4,996)	(6,448)
Currency swaps	(9,574)	(11,876)
Interest rate swaps	(212)	(307)
Swaptions, exchange traded options and futures contracts	(* )	—
Other[b]	(1)	—

Total	(14,783)	(18,631)

Cash held in investment portfolio[c]	4,251	5,340
Receivable from investment securities traded	73	13
Short term borrowings[d]	(409)	—
Payable for investment securities purchased	(137)	(137)

Net Investment Portfolio	$33,391	$35,119

a.	This amount is included under New issues-Medium and long-term borrowings on the Statement of Cash Flows.
b.	These relate to Mortgage Back Securities To-Be-Announced (TBA securities).
c.	These amounts are included in Unrestricted cash under Due from Banks on the Balance Sheet.
d.	This amount is included in Borrowings on the Balance Sheet; on the Statement of Cash Flows, $227 million is included under Investments-Trading, net while $182 million is included under Net short-term borrowings.
*	Indicates amount less than $0.5 million.

The following table summarizes the currency composition of IBRD’s net investment portfolio at June 30, 2013 and June 30, 2012:

In millions of U.S. dollars equivalent

	June 30, 2013		June 30, 2012
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
Trading
U.S. dollars	$31,856	0.26	$32,945	0.20
Others	1,689	0.53	2,174	0.03

	$33,545	0.27	$35,119	0.19

AFS

U.S. dollars	(154)	†	—	—

Total:	$33,391		$35,119

†	Indicates amounts not meaningful.
a.	The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of June 30, 2013 and June 30, 2012, there were no short sales included in Payable for investment securities purchased on the Balance Sheet.

For the fiscal year ended June 30, 2013, IBRD’s income included $49 million of net unrealized gains related to Investments—Trading (net unrealized losses of $8 million—fiscal year ended June 30, 2012 and net unrealized gains of $160 million—fiscal year ended June 30, 2011).

At June 30, 2013, IBRD determined that the government obligations included in its AFS portfolio were other than temporarily impaired. For the fiscal year ended June 30, 2013, IBRD recorded OTTI losses of $160 million on these securities in the Statement of Income. These losses, which were due to interest rate increases, represent write-downs to fair value for AFS securities which IBRD has the intent to sell or will more likely-than-not be required to sell before recovery.

The following table presents the amortized cost, gross unrealized gains and losses, and fair value by major type of AFS security, as at June 30, 2013:

In millions of U.S. dollars

	AFS
	Total amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Government obligations	$2,698	$—	$(160)	$2,538
Time deposits	32	—	—	32

Total	$2,730	$—	$(160)	$2,570

The maturity structure of IBRD’s AFS securities by major type, at June 30, 2013 was as follows:

In millions of U.S. dollars

	AFS
	Government Obligations	Time Deposits	Total
Less than 1 year	$—	$32	$32
1-5 years	—	—	—
5-10 years	2,538	—	2,538
More than 10 years	—	—	—

Total	$2,538	$32	$2,570

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$219	$55	$—	$274
Government and agency obligations	3,242	13,139	—	16,381
Time deposits	1,750	10,732	—	12,482
ABS	—	3,457	—	3,457

Total Investments—Trading	$5,211	$27,383	$—	$32,594

Investments—AFS
Government obligations	2,538	—	—	2,538
Time deposits	32	—	—	32

Total Investments—AFS	$2,570	$—	$—	$2,570

Securities purchased under resale agreements	1,311	399	—	1,710
Derivative assets-Investments
Currency forward contracts	—	4,989	—	4,989
Currency swaps	—	9,464	—	9,464
Interest rate swaps	—	89	—	89
Swaptions, exchange traded options and futures contracts	8	—	—	8
Other[a]	—	—	—	—

Total Derivative assets—Investments	8	14,542	—	14,550

Total	$9,100	$42,324	$—	$51,424

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$—	$2,662	$—	$2,662
Derivative liabilities—Investments
Currency forward contracts	—	4,996	—	4,996
Currency swaps	—	9,574	—	9,574
Interest rate swaps	—	212	—	212
Swaptions, exchange traded options and futures contracts	*	—	—	*
Other[a]	—	1	—	1

Total Derivative liabilities—Investments	—	14,783	—	14,783

Total	$—	$17,445	$—	$17,445

a.	These relate to TBA securities.
b.	Excludes $4,366 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$150	$15	$—	$165
Government and agency obligations	2,559	17,133	50	19,742
Time deposits	1,073	9,738	—	10,811
ABS	—	2,739	9	2,748

Total Investments—Trading	$3,782	$29,625	$59	$33,466

Securities purchased under resale agreements	9	200	—	209
Derivative assets-Investments
Currency forward contracts	—	6,542	—	6,542
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	135	—	135
Swaptions, exchange traded options and futures contracts	5	—	—	5
Other[a]	—	*	—	*

Total Derivative assets—Investments	5	18,554	—	18,559

Total	$3,796	$48,379	$59	$52,234

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$—	$7	$—	$7
Derivative liabilities—Investments
Currency forward contracts	—	6,448	—	6,448
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	307	—	307
Swaptions, exchange traded options and futures contracts	—	—	—	—
Other[a]	—	—	—	—

Total Derivative liabilities—Investments	—	18,631	—	18,631

Total	$—	$18,638	$—	$18,638

a.	These relate to TBA securities.
b.	Excludes $3,693 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the fiscal year ended June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	Investments—Trading
	June 30, 2013			June 30, 2012
	ABS	Government and Agency Obligations	Total	ABS	Government and Agency Obligations	Total
Beginning of the fiscal year	$9	$50	$59	$13	$—	$13
Total realized/unrealized gains (losses) in:
Net income	1	(2)	(1)	1	—	1
Purchases	*	—	*	1	—	1
Sales/Settlements	(2)	—	(2)	(5)	—	(5)
Transfers (out of) into, net	(8)	(48)	(56)	(1)	50	49

End of the fiscal year	$—	$—	$—	$9	$50	$59

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011, relating to IBRD’s Level 3 Investments – Trading still held as of these dates, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

Unrealized (Losses) Gains	2013	2012	2011
Statement of Income Line
Investments, net—Trading	$—	$(1)	$2

The table below provides the details of all inter-level transfers for the fiscal years ended June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	June 30, 2013		June 30, 2012
	Level 2	Level 3	Level 2	Level 3
Investments—Trading
Government and Agency Obligations
Transfers into (out of)	$48	$(48)	$(50)	$50

ABS
Transfers (out of) into	(14)	14	(21)	21
Transfers into (out of)	22	(22)	22	(22)

	8	(8)	1	(1)

	$56	$(56)	$(49)	$49

The transfers from Level 2 to Level 3 reflect the unavailability of quoted prices for similar instruments resulting from a decreased volume of trading for these instruments. Conversely, the transfers from Level 3 to Level 2 reflect the availability of quoted prices for similar instruments.

The fair value of Level 3 instruments in the investment portfolio is estimated using valuation models that incorporate observable market inputs and unobservable inputs. The significant unobservable inputs include constant prepayment rates, probability of default, and loss severity. The constant prepayment rate is an annualized expected rate of principal prepayment for a pool of ABS. The probability of default is an estimate of the expected likelihood of not collecting contractual amounts owed. Loss severity is the present value of lifetime losses (both interest and principal) as a percentage of the principal balance.

Significant increases (decreases) in the assumptions used for these inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for constant prepayment rates.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. As at June 30, 2013 there were no Level 3 instruments in IBRD’s investments.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (weighted average) June 30, 2012
Investments-Trading (ABS)	$9	Discounted Cash Flow	Probability of default	0% to 18% (6%)
			Constant prepayment rate	0.50% to 15% (5%)
			Loss severity	0% to 100% (76%)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value.

Securities purchased under resale agreements, Securities sold under agreements to repurchase, and Securities lent under securities lending agreements

These securities are reported at face value, which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties.

Swap Agreements:    Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements, which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of June 30, 2013 and June 30, 2012.

In millions of U.S. dollars

	June 30, 2013	June 30, 2012
Collateral received
Cash	$4,366	$3,693
Securities	3,258	10,238

Total collateral received	7,624	13,931

Collateral permitted to be repledged	$7,624	$13,931
Amount of collateral repledged	—	—

Securities Lending:    IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	June 30, 2013	June 30, 2012	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements in:
Investments—Trading	$123	$7	Included under Investments—Trading on the Balance Sheet
Investments—AFS	$2,538	—	Included under Investments—AFS on the Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$2,662	$7	Included under Securities Sold Under Repurchase Agreements, Securities Lent Under Securities Lending Agreements, and Payable for Cash Collateral Received, on the Balance Sheet

At June 30, 2013, and June 30, 2012, there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2013, IBRD had received securities with a fair value of $1,711 million ($209 million—June 30, 2012). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2012).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by member countries of IBRD. In addition, IBRD may also make loans to the IFC, an affiliated organization without any guarantee. IBRD’s loans are carried and reported at amortized cost, with the exception of one loan, which is carried and reported at fair value, because it contains an embedded derivative.

IBRD’s loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2013, only loans with variable spread terms and fixed spread terms (including special development policy loans), were available for new commitments.

As of June 30, 2013, 81% of IBRD’s loans carried variable interest rates. IBRD uses derivatives to manage the repricing risk between loans and borrowings. These derivatives are included under borrowing derivatives and other derivatives on the Balance Sheet. After considering the effects of these derivatives, the loan portfolio carried variable interest rates, with a weighted average interest rate of 0.88% as of June 30, 2013.

The majority of the loans in the loan portfolio are denominated in USD (78%) while the EUR and JPY account for 20% and 1% of the loan portfolio, respectively.

As of June 30, 2013, only 0.32% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.2% of the total loan portfolio. Based on the IBRD’s internal quality indicators, the majority of loans outstanding are in the Medium risk and High risk classes.

A summary of IBRD’s outstanding loans by currency and by interest rate characteristics (fixed or variable) at June 30, 2013 and June 30, 2012 is as follows:

In millions of U.S. dollars equivalent

	June 30, 2013
	Euro		Japanese yen		U.S. dollars			Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable		Fixed		Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$109	$142	$102	$133	$105	$515		$100	[b]	$87	$416	$877	$1,293
Weighted average rate (%)[c]	3.82	5.90	3.40	5.85	5.27	6.75		3.57		5.82	4.02	6.39	5.62
Average Maturity (years)	3.22	0.95	3.35	0.98	2.58	0.20		3.01		1.01	3.04	0.52	1.33
Single currency pool terms
Amount	$—	$34	$—	$—	$217	$11		$—		$—	$217	$45	$262
Weighted average rate (%)[c]	—	0.98	—	—	4.03	3.12		—		—	4.03	1.51	3.59
Average Maturity (years)	—	1.04	—	—	0.86	0.53		—		—	0.86	0.91	0.87
Variable-spread terms
Amount	$1	$16,151	$—	$132	$117	$69,497		$—		$42	$118	$85,822	$85,940
Weighted average rate (%)[c]	3.85	0.56	—	0.66	5.15	0.76		—		0.65	5.14	0.73	0.73
Average Maturity (years)	0.45	11.60	—	3.35	0.67	9.86		—		8.22	0.66	10.18	10.16
Fixed-spread terms
Amount	$4,254	$8,118	$29	$308	$21,745	$20,035	[b]	$814	[d]	$978	$26,842	$29,439	$56,281
Weighted average rate (%)[c]	4.58	0.86	2.57	0.76	4.12	0.99		7.33		3.67	4.29	1.04	2.59
Average maturity (years)	5.99	8.25	8.58	6.50	7.69	8.90		8.85		11.41	7.46	8.78	8.15

Loans Outstanding
Amount	$4,364	$24,445	$131	$573	$22,184	$90,058		$914		$1,107	$27,593	$116,183	$143,776
Weighted average rate (%)[c]	4.56	0.69	3.21	1.92	4.13	0.85		6.92		3.72	4.29	0.85	1.51
Average Maturity (years)	5.92	10.41	4.51	4.49	7.56	9.59		8.21		10.47	7.31	9.75	9.28

Loans Outstanding													$143,776

Less accumulated provision for loan losses and deferred loan income													2,084

Net loans outstanding													$141,692

Note: For footnotes see the following page.

In millions of U.S. dollars equivalent

	June 30, 2012
	Euro		Japanese yen		U.S. dollars		Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed		Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$193	$273	$235	$333	$174	$612	$111	[b]	$99	$713	$1,317	$2,030
Weighted average rate (%)[c]	3.77	6.38	3.54	6.33	4.65	7.26	3.69		6.33	3.90	6.77	5.76
Average Maturity (years)	2.65	1.25	2.75	1.30	2.35	0.45	2.74		1.30	2.62	0.89	1.50

Single currency pool terms
Amount	$—	$74	$—	$—	$545	$27	$—		$—	$545	$101	$646
Weighted average rate (%)[c]	—	2.13	—	—	3.68	2.56	—		—	3.68	2.24	3.46
Average Maturity (years)	—	1.08	—	—	0.99	0.86	—		—	0.99	1.02	0.99

Variable-spread terms
Amount	$22	$13,418	$—	$187	$360	$63,268	$—		$44	$382	$76,917	$77,299
Weighted average rate (%)[c]	4.30	1.39	—	0.75	5.16	1.09	—		1.32	5.12	1.14	1.16
Average Maturity (years)	0.46	11.51	—	3.28	0.88	9.60	—		9.19	0.86	9.91	9.87

Fixed-spread terms
Amount	$4,154	$7,990	$36	$395	$21,317	$20,746	$756	[e]	$956	$26,263	$30,087	$56,350
Weighted average rate (%)[c]	4.65	1.76	2.55	0.84	4.31	1.29	7.87		4.10	4.46	1.50	2.88
Average maturity (years)	6.57	8.87	8.59	7.32	8.01	9.34	8.85		12.28	7.81	9.28	8.59

Loans Outstanding
Amount	$4,369	$21,755	$271	$915	$22,396	$84,653	$867		$1,099	$27,903	$108,422	$136,325
Weighted average rate (%)[c]	4.61	1.59	3.40	2.82	4.31	1.18	7.33		4.19	4.44	1.31	1.95
Average Maturity (years)	6.37	10.37	3.52	4.31	7.68	9.47	8.06		11.16	7.45	9.62	9.18

Loans Outstanding												$136,325

Less accumulated provision for loan losses and deferred loan income												2,116

Net loans outstanding												$134,209

a.	Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.
b.	Include loans to IFC.
c.	Excludes effects of any waivers of loan interest.
d.	Includes loans at fair value of $148 million.
e.	Includes loans at fair value of $125 million.

The maturity structure of IBRD’s loans at June 30, 2013 and June 30, 2012 is as follows:

In millions of U.S. dollars

	June 30, 2013
Terms/Rate Type	July 1, 2013 through June 30, 2014	July 1, 2014 through June 30, 2018		July 1, 2018 through June 30, 2023	Thereafter	Total
Multicurrency terms
Fixed	$175	$145		$60	$36	$416
Variable	674	203		—	—	877

Single currency pool terms
Fixed	136	81		—	—	217
Variable	27	18		—	—	45

Variable-spread terms
Fixed	100	18		—	—	118
Variable	4,944	17,716		20,564	42,598	85,822

Fixed-spread terms
Fixed	2,150	10,227	[a]	6,522	7,943	26,842
Variable	1,841	7,965		8,872	10,761	29,439

All Loans
Fixed	2,561	10,471		6,582	7,979	27,593
Variable	7,486	25,902		29,436	53,359	116,183

Total loans outstanding	$10,047	$36,373		$36,018	$61,338	$143,776

a.	Includes loans at fair value of $148 million.

In millions of U.S. dollars

	June 30, 2012
Terms/Rate Type	July 1, 2012 through June 30, 2013	July 1, 2013 through June 30, 2017		July 1, 2017 through June 30, 2022	Thereafter	Total
Multicurrency terms
Fixed	$307	$291		$64	$51	$713
Variable	836	481		—	—	1,317

Single currency pool terms
Fixed	328	217		—	—	545
Variable	57	44		—	—	101

Variable-spread terms
Fixed	264	118		—	—	382
Variable	4,888	17,887		18,564	35,578	76,917

Fixed-spread terms
Fixed	1,595	8,779	[a]	7,871	8,018	26,263
Variable	1,232	7,766		8,697	12,392	30,087

All Loans
Fixed	2,494	9,405		7,935	8,069	27,903
Variable	7,013	26,178		27,261	47,970	108,422

Total loans outstanding	$9,507	$35,583		$35,196	$56,039	$136,325

a.	Includes loans at fair value of $125 million.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment—Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of the loan portfolio as of June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	June 30, 2013
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,609	$14,609
Medium	—	—	—	—	—	—	78,553	78,553
High	10	—	—	35	—	45	49,959	50,004

Loans in accrual status[a]	10	—	—	35	—	45	143,121	143,166
Loans in nonaccrual status[a]	—	—	—	5	447	452	10	462
Loan at fair value[b]	—	—	—	—	—	—	148	148

Total	$10	$—	$—	$40	$447	$497	$143,279	$143,776

In millions of U.S. dollars

	June 30, 2012
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,799	$14,799
Medium	—	—	—	—	—	—	68,191	68,191
High	10	—	—	—	—	10	52,738	52,748

Loans in accrual status[a]	10	—	—	—	—	10	135,728	135,738
Loans in nonaccrual status[a]	—	—	—	13	428	441	21	462
Loan at fair value[b]	—	—	—	—	—	—	125	125

Total	$10	$—	$—	$13	$428	$451	$135,874	$136,325

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures for the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011 are summarized below:

In millions of U.S. dollars

	June 30, 2013			June 30, 2012			June 30, 2011
	Loans	Other	Total	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,690	$35	$1,725	$1,549	$29	$1,578	$1,553	$23	$1,576
Provision—(release) charge	(40)	18	(22)	181	8	189	(50)	5	(45)
Translation adjustment	9	1	10	(40)	(2)	(42)	46	1	47

Accumulated provision, end of the fiscal year	$1,659	$54	$1,713	$1,690	$35	$1,725	$1,549	$29	$1,578

Composed of accumulated provision for losses on:
Loans in accrual status	$1,428			$1,459			$1,316
Loans in nonaccrual status	231			231			233

Total	$1,659			$1,690			$1,549

Loans, end of the fiscal year:
Loans at amortized cost in accrual status	$143,166			$135,738			$131,854
Loans at amortized cost in nonaccrual status	462			462			466
Loan at fair value in accrual status	148			125			139

Total	$143,776			$136,325			$132,459

Reported as Follows
	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:

Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures

Other exposures (excluding Exposures to Member Countries’ Derivatives)	Accounts payable and miscellaneous liabilities	Provision for losses on loans and other exposures

Exposures to Member Countries’ Derivatives	Derivative Assets – Client Operations	Fair value adjustments on non-trading portfolios, net

Overdue Amounts

It is the policy of IBRD to place in nonaccrual status all loans and other exposures made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to or guaranteed by that member government, will also be placed in nonaccrual status by IBRD. On the date a member’s loans and other exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the income of the current period. Interest and other charges on nonaccruing exposures are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

At June 30, 2013, principal installments of $35 million and charges of $3 million payable to IBRD from one borrower were overdue by more than three months. The aggregate principal outstanding from this borrower was $697 million, as of June 30, 2013. Effective July 16, 2013, all loans made to or guaranteed by this borrower were placed into non accrual status – see Subsequent event below. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2013, and June 30, 2012:

In millions of U.S. dollars

	June 30, 2013	June 30, 2012
Recorded investment in nonaccrual loans[a]	$462	$462
Accumulated provision for loan losses on nonaccrual loans	231	231
Average recorded investment in nonaccrual loans for the fiscal year[b]	462	464
Overdue amounts of nonaccrual loans:	809	761
Principal	452	441
Interest and charges	357	320

a.	A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.
b.	For the fiscal year ended June 30, 2011: $463 million.

In millions of U.S. dollars

	2013		2012	2011
Interest income not recognized as a result of loans being in nonaccrual status	$35	[a]	$37	$36

a.	Excludes the effect of subsequent event

During the fiscal years ended June 30, 2013, June 30, 2012, and June 30, 2011 no interest income was recognized on loans in nonaccrual status.

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at June 30, 2013 follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$462	$809	October 2000

During the fiscal years ended June 30, 2013 and June 30, 2012 there were no loans placed into nonaccrual status or restored to accrual status.

Subsequent event:    Effective July 16, 2013, all loans made to or guaranteed by Iran were placed into nonaccrual status. The aggregate principal balance outstanding on these loans at June 30, 2013 was $697 million, of which $45 million was overdue at that date. Loan income for the fiscal year ended June 30, 2013 was reduced by $7 million representing unpaid interest and other charges accrued on loans outstanding from Iran. The impact of this event has been included in evaluating the loan loss provisioning requirements associated with IBRD’s exposure as of June 30, 2013. The accumulated provision for loans to Iran as of June 30, 2013 was $52 million.

Guarantees

Guarantees of $1,881 million were outstanding at June 30, 2013 ($1,753 million—June 30, 2012). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 4 and 19 years, and expire in decreasing amounts through 2029.

At June 30, 2013, liabilities related to IBRD’s obligations under guarantees of $59 million ($50 million—June 30, 2012), have been included in Accounts payable and miscellaneous liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $22 million ($18 million—June 30, 2012).

During the fiscal years ended June 30, 2013 and June 30, 2012, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011 resulting from waivers of loan charges, is summarized in the following table:

In millions of U.S. dollars

	2013	2012	2011
Interest waivers	$127	$139	$157
Commitment charge waivers	15	26	41
Front-end fee waivers	15	25	19

Total	$157	$190	$217

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the fiscal year ended June 30, 2013, loans to three countries individually generated in excess of 10 percent of loan income and totaled $263 million, $260 million and $242 million.

The following table presents IBRD’s loan income and associated outstanding loan balances, by geographic region, as of and for the fiscal years ended June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	2013		2012
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$2,252	$14	$1,843	$12
East Asia and Pacific	28,978	478	27,592	490
Europe and Central Asia	39,397	480	37,553	683
Latin America and the Caribbean	48,535	1,124	46,272	1,080
Middle East and North Africa	11,020	161	9,799	195
South Asia	13,364	121	13,224	123
Other[a]	230	2	42	2

Total	$143,776	$2,380	$136,325	$2,585

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at June 30, 2013 was 2.5%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the fiscal years ended June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	2013	2012
Beginning of the fiscal year	$125	$139
Total realized/unrealized gains (losses) in:
Net income	14	8
Other comprehensive income	9	(22)

End of the fiscal year	$148	$125

The following table reflects the fair value adjustment on the loan and provides information on the unrealized gains or losses, relating to IBRD’s Level 3 loan, included in income, for the fiscal years ended June 30, 2013, June 30, 2012, and June 30, 2011.

In millions of U.S. dollars

Unrealized Gains (Losses)	2013	2012	2011
Statement of Income Line
Fair value adjustments on non-trading portfolios, net	$4	$(1)	$4

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	June 30, 2013		June 30, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$141,692	$138,010	$134,209	$132,198

As of June 30, 2013, IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3 within the fair value hierarchy.

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of June 30, 2013 and June 30, 2012, except for the one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As at June 30, 2013, the majority of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy. In addition, most of these instruments were denominated in USD, EUR, Australian dollar (AUD) and JPY (55.9%, 10%, 9.2% and 6.4%, respectively).

IBRD uses derivatives to manage the repricing risk between loans and borrowings. These derivatives also include derivatives which convert fixed interest rate loan repayments to floating interest rate loan repayments. After the effect of these derivatives (excluding those which convert fixed interest rate loan repayments to floating interest rate loan repayments), the borrowing portfolio carried variable interest rates, with a weighted average cost of 0.30% as of June 30, 2013 (0.66% as of June 30, 2012).

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings at June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	June 30, 2013	WAC[a] (%)	June 30, 2012	WAC[a] (%)
Fixed	$116,185	2.87	$113,608	3.28
Variable	20,106	2.06	25,259	1.65

Borrowings [b]	$136,291	2.75%	$138,867	2.98%
Fair value adjustment	5,209		6,472

Borrowings at fair value	$141,500		$145,339

a.	WAC refers to weighted average cost.
b.	At amortized cost.

At June 30, 2013 and June 30, 2012, the currency composition of debt in IBRD’s borrowing portfolio before derivatives was as follows:

	June 30, 2013	June 30, 2012
U.S. dollar	55.9%	50.6%
Euro	10.0	8.7
Australian dollar	9.2	11.2
Japanese yen	6.4	9.5
Pounds sterling	5.1	5.4
New Zealand dollar	1.9	1.6
Others	11.5	13.0

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding at June 30, 2013 and June 30, 2012 was as follows:

In millions of U.S. dollars

Period	June 30, 2013	June 30, 2012
Less than 1 year	$35,503	$ 22,071
Between
1 - 2 years	28,956	25,970
2 - 3 years	20,770	24,622
3 - 4 years	19,003	16,021
4 - 5 years	4,739	19,140
Thereafter	32,529	37,515

	$141,500	$145,339

IBRD’s borrowings have original maturities ranging from 1 day to 40 years, with the final maturity being in 2043.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of June 30, 2013 and June 30, 2012 is as follows:

In millions of U.S. dollars

	June 30, 2013	June 30, 2012
Level 1	$225	$—
Level 2	134,830	134,371
Level 3	6,445	10,968

	$141,500	$145,339

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the fiscal years ended June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	2013	2012
Beginning of the fiscal year	$10,968	$12,416
Total realized/unrealized losses (gains) in:
Net income	1,740	982
Other comprehensive income	(1,810)	(32)
Issuances	207	145
Settlements	(3,138)	(1,424)
Transfers out of, net	(1,522)	(1,119)

End of the fiscal year	$6,445	$10,968

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2013, June 30, 2012, and June 30, 2011, relating to IBRD’s Level 3 borrowings still held at June 30, 2013, June 30, 2012, and June 30, 2011 as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

Unrealized (Losses) Gains	2013	2012	2011
Statement of Income Line
Fair value adjustments on non-trading portfolios, net	$(1,422)	$(880)	$209

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011 relating to IBRD’s borrowings held at June 30, 2013, June 30, 2012, and June 30, 2011, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

Unrealized Gains (Losses)	2013	2012	2011
Statement of Income Line
Fair value adjustments on non-trading portfolios, net	$1,532	$(4,558)	$1,505

During the fiscal years ended June 30, 2013 and June 30, 2012, IBRD’s credit spreads remained largely unchanged.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2013	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (average) June 30, 2013	Range (average) June 30, 2012

Borrowings	$6,445	$10,968	Discounted Cash Flow	Correlations	-30% to 88% (11%)	-44% to 83% (13%)
				Long-dated interest rate volatilities	15% to 30% (21%)	17% to 35% (26%)

The table below provides the details of all inter-level transfers for the fiscal year ended June 30, 2013 and June 30, 2012. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars

	June 30, 2013		June 30, 2012
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$1,522	$(1,522)	$1,119	$(1,119)
Transfers (out of) into	—	—	—	—

	$1,522	$(1,522)	$1,119	$(1,119)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2013	$141,500	$144,175	$(2,675)
June 30, 2012	$145,339	$149,655	$(4,316)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below.

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

The following table summarizes IBRD’s borrowings portfolio after derivatives as of June 30, 2013 and June 30, 2012.

In millions of U.S. dollars

	June 30, 2013	June 30, 2012
Borrowings	$141,500	$145,339
Currency swaps, net	(2,880)	(9,663)
Interest rate swaps, net	(2,601)	(2,601)

	$136,019	$133,075

IBRD uses derivative contracts to manage the repricing risk between its loans and borrowings. For details regarding Currency swaps and Interest rate swaps, see Note F—Derivative Instruments.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts	Manage currency and interest rate risk in the portfolio

Borrowings	Currency swaps, interest rate swaps, and structured swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, and interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD engages in an equity duration extension strategy, which employs interest rate swaps and fixed income instruments, to increase the duration of its equity from approximately three months to approximately 4.5 years. This strategy seeks to increase the stability of income by taking greater exposure to long-term interest rates.

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries:    Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations:    IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed.

Affiliated Organizations:    Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

On July 1, 2000, IBRD adopted FASB’s guidance on derivatives and hedging. This guidance requires that derivative instruments be recorded on the balance sheet at fair value. IBRD has elected not to designate any qualifying hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value, with the changes in fair value recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of qualifying hedging criteria for accounting purposes would not appropriately reflect IBRD’s risk management strategies.

Upon adoption of this guidance, $500 million was reported in other comprehensive income, representing the difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to adoption. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of the guidance, were recorded in net income at the time of implementation, and were offset by the fair value adjustments on the related derivative instruments. The fair value adjustments on those bonds are being amortized into earnings over the remaining lives of the related bonds, through the Fair value adjustments on non-trading portfolios, net in the Statement of Income.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of June 30, 2013 and June 30, 2012:

Fair value of derivative instruments on the Balance Sheet:

In millions of U.S. dollars

	Balance Sheet Location
	Derivative assets		Derivative liabilities
	June 30, 2013	June 30, 2012	June 30, 2013		June 30, 2012
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts—Investments—Trading	$8	$5	$	*	$—

Interest rate swaps	8,810	12,140		4,080	6,153

Currency swaps[a]	128,567	148,673		125,728	138,684
Other[b]	—	*		1	—

Total Derivatives	$137,385	$160,819		$129,809	$144,837

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	June 30, 2013	June 30, 2012
Investments—Trading
Interest rate swaps
Notional principal	$6,920	$7,319
Credit exposure	89	135
Currency swaps (including currency forward contracts)
Credit exposure	173	413
Swaptions, exchange traded options and futures contracts [a]
Notional long position	1,565	272
Notional short position	13,847	2,009
Credit exposure	1	—
Other derivatives[b]
Notional long position	67	95
Notional short position	—	—
Credit exposure	—	*

Client operations
Interest rate swaps
Notional principal	21,908	18,215
Credit exposure	1,005	1,720
Currency swaps
Credit exposure	1,322	1,446

Borrowing portfolio
Interest rate swaps
Notional principal	150,930	147,872
Credit exposure	5,409	6,647
Currency swaps
Credit exposure	9,018	15,506

Other derivatives
Interest rate swaps
Notional principal	38,626	38,563
Credit exposure	2,809	4,021
Currency swaps
Credit exposure	66	229

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on June 30, 2013 is $1,094 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2013, the amount of collateral that would need to be posted would be $131 million.

Amounts of gains and losses on non-trading derivatives and their location on the Statement of Income during the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011 is as follows:

In millions of U.S. dollars

	Income Statement Location	Gains (Losses)
		2013	2012	2011
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]

Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$(1,377)	$1,092	$(139)

Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	6	2,658	(950)

Total		$(1,371)	$3,750	$(1,089)

a.	For alternative disclosures about trading derivatives see the following table.

All of the instruments in IBRD’s investment portfolio are classified as either trading or AFS. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment-trading portfolio and their location on the Statement of Income during the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

Statement of Income Line	Investments, net-Trading[a]
	2013	2012	2011
Type of instrument
Fixed income	$36	$8	$22
Equity	13	(16)	138

	$49	$(8)	$160

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of June 30, 2013 and June 30, 2012 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2013
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$4,989	$—	$4,989
Currency swaps		—	9,464	—	9,464
Interest rate swaps		—	89	—	89
Swaptions, exchange traded options and futures contracts		8	—	—	8
Other[a]		—	—	—	—

		8	14,542	—	14,550

Client operations
Currency swaps		—	22,628	—	22,628
Interest rate swaps		—	953	—	953

		—	23,581	—	23,581

Borrowings
Currency swaps		—	82,412	8,450	90,862
Interest rate swaps		—	5,143	30	5,173

		—	87,555	8,480	96,035

Other assets / liabilities
Currency swaps		—	624	—	624
Interest rate swaps		—	2,595	—	2,595

		—	3,219	—	3,219

Total derivative assets		$8	$128,897	$8,480	$137,385

Derivative Liabilities:
Investments
Currency forward contracts		$—	$4,996	$—	$4,996
Currency swaps		—	9,574	—	9,574
Interest rate swaps		—	212	—	212
Swaptions, exchange traded options and futures contracts		*	—	—	*
Other[a]		—	1	—	1

		*	14,783	—	14,783

Client operations
Currency swaps		—	22,618	—	22,618
Interest rate swaps		—	944	—	944

		—	23,562	—	23,562

Borrowings
Currency swaps		—	80,100	7,882	87,982
Interest rate swaps		—	2,546	26	2,572

		—	82,646	7,908	90,554

Other assets / liabilities
Currency swaps		—	558	—	558
Interest rate swaps		—	352	—	352

		—	910	—	910

Total derivative liabilities	$	*	$121,901	$7,908	$129,809

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2012
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,542	$—	$6,542
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	135	—	135
Swaptions, exchange traded options and futures contracts	5	—	—	5
Other[a]	—	*	—	*

	5	18,554	—	18,559

Client operations
Currency swaps	—	25,891	—	25,891
Interest rate swaps	—	1,669	—	1,669

	—	27,560	—	27,560

Borrowings
Currency swaps	—	89,614	13,962	103,576
Interest rate swaps	—	6,520	7	6,527

	—	96,134	13,969	110,103

Other assets / liabilities
Currency swaps	—	788	—	788
Interest rate swaps	—	3,809	—	3,809

	—	4,597	—	4,597

Total derivative assets	$5	$146,845	$13,969	$160,819

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,448	$—	$6,448
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	307	—	307
Swaptions, exchange traded options and futures contracts	—	—	—	—
Other[a]	—	—	—	—

	—	18,631	—	18,631

Client operations
Currency swaps	—	25,889	—	25,889
Interest rate swaps	—	1,662	—	1,662

	—	27,551	—	27,551

Borrowings
Currency swaps	—	81,915	11,998	93,913
Interest rate swaps	—	3,903	23	3,926

	—	85,818	12,021	97,839

Other assets / liabilities
Currency swaps	—	558	—	558
Interest rate swaps	—	258	—	258

	—	816	—	816

Total derivative liabilities	$—	$132,816	$12,021	$144,837

a	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net, during the fiscal years ended June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	June 30, 2013			June 30, 2012
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$1,964	$(16)	$1,948	$1,303	$40	$1,343
Total realized/unrealized gains (losses) in:
Net income	1,229	20	1,249	1,072	(41)	1,031
Other comprehensive income	(1,812)	—	(1,812)	25	—	25
Issuances	(12)	—	(12)	(69)	—	(69)
Sales/Settlements	(533)	—	(533)	(321)	—	(321)
Transfers (out of) in, net	(268)	—	(268)	(46)	(15)	(61)

End of the fiscal year	$568	$4	$572	$1,964	$(16)	$1,948

Unrealized gains or losses included in income for the fiscal years ended June 30, 2013, June 30, 2012, and June 30, 2011 relating to IBRD’s Level 3 derivatives, net, still held as at these dates as well as where those amounts are included in the Statement of Income, are presented in the following table:

In millions of U.S. dollars

Unrealized Gains (Losses)	2013	2012	2011
Statement of Income Line
Fair value adjustments on non-trading portfolios, net	$1,080	$1,002	$(172)

The table below provides the details of all inter-level transfers during the fiscal year ended June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	June 30, 2013		June 30, 2012
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfer into (out of)	$268	$(268)	$61	$(61)

Transfers from Level 3 to Level 2 are due to increased price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2013	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (average) June 30, 2013	Range (average) June 30, 2012

Currency swaps, interest rate swaps	$572	$1,948	Discounted Cash Flow	Correlations	-30% to 88% (11%)	-44% to 83% (13%)
				Long-dated interest rate volatilities	15% to 30% (21%)	17% to 35% (26%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBA securities, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal periods from June 30, 2010 to June 30, 2013, are summarized below:

In millions of US dollars

	Special Reserve	General Reserve[c]	Pension Reserve	Surplus	Cumulative Fair Value Adjustments	LTIP Reserve	Unallocated Net Income (Loss)[c]	Restricted Retained Earnings[c]	Total
As of June 30, 2010	$293	$25,670	$1,280	$257	$1,475	$36	$(239)	$21	$28,793

Net income allocation[a]	—	281	(32)	100	(1,038)	80	621	(12)	—

Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(130)	—	—	130	—	—

Net income for the year	—	—	—	—	—	—	930	—	930

As of June 30, 2011	$293	$25,951	$1,248	$227	$437	$116	$1,442	$9	$29,723

Net income allocation[a]	—	401	(86)	75	420	109	(923)	4	—

Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(130)	—	—	130	—	—

Net loss for the year	—	—	—	—	—	—	(676)	—	(676)

As of June 30, 2012	$293	$26,351	$1,162	$172	$857	$225	$(26)	$13	$29,047

Net income allocation[a]	—	390	(3)	—	(809)	(225)	634	13	—

Board of Governors-approved transfers funded from Surplus[b]				(55)			55		—

Net income for the year							218		218

As of June 30, 2013	$293	$26,742	$1,159	$117	$48	$—	$881	$25	$29,265

a.	Amounts retained as Surplus from net income allocation are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.
c.	May differ from the sum of individual figures due to rounding.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustments on non-trading portfolios, net, restricted income, LTIP adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 9, 2012, IBRD’s Executive Directors approved the allocation of $390 million out of the net income earned in the fiscal year ended June 30, 2012 to the General Reserve. In addition, the Executive Directors also approved a reduction in the Pension Reserve by $3 million, an increase in Restricted Retained Earnings by $13 million, and a reduction in the LTIP Reserve by $225 million.

On October 12, 2012, IBRD’s Board of Governors approved an immediate transfer to IDA of $608 million. The payment for this transfer was made on October 16, 2012.

On June 28, 2013, IBRD’s Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and the West Bank, by way of grant. The payment for this transfer was made on July 9, 2013.

Transfers approved during the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011, are included in the following table.

In millions of U.S. dollars

Transfers funded from:	2013	2012	2011
Unallocated Net Income:
IDA	$608	$520	$383

Surplus:
IDA	—	—	—
Trust Fund for Gaza and West Bank	55	55	130
South Sudan Transition Trust Fund	—	75	—

	55	130	130

Total	$663	$650	$513

There was a $55 million payable for the transfers approved by the Board of Governors at June 30, 2013 and no amount payable at June 30, 2012.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At June 30, 2013 and June 30, 2012, IBRD had the following receivables from (payables to) its affiliated organizations.

In millions of U.S. dollars

	June 30, 2013
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$413	$5,242	$(5,307)	$(887)	$(539)
IFC	230	45	—	—	(144)	131
MIGA	—	2	—	—	(6)	(4)

	$230	$460	$5,242	$(5,307)	$(1,037)	$(412)

In millions of U.S. dollars

	June 30, 2012
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$375	$7,714	$(7,327)	$(1,006)	$(244)
IFC	42	48	—	—	(120)	(30)
MIGA	—	1	—	—	(5)	(4)

	$42	$424	$7,714	$(7,327)	$(1,131)	$(278)

a.	For details on derivative transactions relating to the swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The (payables) receivables balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for Administrative Services	Other Assets—Miscellaneous
Receivables (payables) for Derivative Transactions	Derivative Assets/Liabilities—Client operations
Payable for Pension and Other Postretirement Benefits	Other Liabilities—Accounts payable and miscellaneous liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At June 30, 2013, the loan balance under this facility amounted to $34 million at an interest rate of 3.96% and weighted average maturity of 2.2 years. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Board of Executive Directors approved for IBRD to lend up to $197 million to IFC. The loan is at LIBOR minus 25 basis points (0.16% as of June 30, 2013) and is not eligible for interest waivers. At Jun 30, 2013, the balance of this loan was $196 million.

Administrative services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the fiscal year ended June 30, 2013, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,620 million ($1,365 million—fiscal year ended June 30, 2012, and $1,427 million—fiscal year ended June 30, 2011).

Other income

Income jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the fiscal year ended June 30, 2013, IBRD’s other income is net of income allocated to IDA of $250 million ($209 million—fiscal year ended June 30, 2012, and $193 million—fiscal year ended June 30, 2011).

For the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011, the amount of fee revenue associated with services provided to affiliated organizations is included in Other Income on the Statement of Income, as follows:

In millions of U.S. dollars

	2013	2012	2011
Fees charged to IFC	$39	$38	$36
Fees charged to MIGA	5	6	5

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid cost for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosures see Note J—Pension and Other Post Retirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party “executing agency”. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

The following table summarizes the expenses pertaining to IBRD-executed trust funds during the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011:

In millions of U.S. dollars

	2013	2012	2011
IBRD-executed trust funds expenses	$357	$341	$300

These amounts are included in Administrative expenses and the corresponding income is included in Other income in the Statement of Income.

The following table summarizes all undisbursed contributions made by third party donors to IBRD-executed trust funds, recognized on the Balance Sheet as of June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	June 30, 2013	June 30, 2012
IBRD-executed trust funds	$394	$354

These amounts are included in Other Assets—Miscellaneous and the corresponding liabilities are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis; therefore the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. Funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors.

Revenues

During the fiscal year ended June 30, 2013, June 30, 2012 and June 30, 2011, IBRD’s revenues for the administration of trust fund operations were as follows:

In millions of U.S. dollars

	2013	2012	2011
Revenues	$59	$64	$55

These amounts are included in Other income in the Statement of Income.

Revenue collected from donor contributions but not yet earned by IBRD totaling $66 million at June 30, 2013 ($66 million—June 30, 2012) is included in Other Assets (Miscellaneous) and in Accounts payable and miscellaneous liabilities, correspondingly on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

The fee income from all of these investment management activities in the amount of $24 million ($23 million—June 30, 2012) is included in Other Income on the Statement of Income.

Other Services

Donors to AMC have provided IBRD with commitments to give $1.5 billion over a ten year period, with the GAVI Alliance (GAVI) as the named beneficiary. The assets will be drawn down by GAVI in accordance with the terms of the AMC, which require that the funds be used to make payments for qualifying vaccines. Should a donor fail to pay, IBRD has committed to pay the shortfall. For this commitment, IBRD charges an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors.

As of June 30, 2013, investments and receivables from donors relating to AMC, had a net carrying value of $742 million ($844 million—as of June 30, 2012). Amounts relating to investments totaled $257 million ($326 million—as of June 30, 2012) and are included in IBRD’s investment holdings. Receivables from donors are reported in Other Assets (Miscellaneous). The corresponding payables are reflected in Accounts payable and miscellaneous liabilities. Fee income recognized from these arrangements in the amount of $2 million ($3 million—June 30, 2012) is included in Other Income. Amounts recorded for the non-contingent and contingent obligations arising from IBRD’s obligation to pay in the event of a donor default are included in Note D—Loans and Other Exposures.

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a SRP, a Retired Staff Benefits Plan (RSBP) and a PEBP that cover substantially all of their staff members.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30 measurement date for its pension and other postretirement benefit plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

As of June 30, 2013, the SRP and RSBP each had a negative funded status of $729 million and $610 million, respectively. The funded status of the PEBP, after reflecting IBRD and IDA’s share of assets which are included in IBRD’s investment portfolio ($533 million), was negative $222 million.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2013, June 30, 2012, and June 30, 2011:

In millions of U.S. dollars

	SRP			RSBP				PEBP
	2013	2012	2011	2013	2012	2011		2013	2012	2011
Benefit Cost
Service cost	$368	$303	$275	$84	$62	$55		$30	$23	$20
Interest cost	533	618	631	98	102	103		27	28	25
Expected return on plan assets	(719)	(780)	(728)	(100)	(106)	(94)		—	—	—
Amortization of prior service cost	7	7	7	14	—	(*	)	*	*	*
Amortization of unrecognized net loss	191	35	117	45	25	37		30	19	13

Net periodic pension cost	$380	$183	$302	$141	$83	$101		$87	$70	$58

of which:
IBRD’s share	$176	$89	$144	$65	$40	$48		$40	$34	$28
IDA’s share	$204	$94	$158	$76	$43	$53		$47	$36	$30

*	Indicates amount less than $0.5 million.

IBRD’s share of the benefit costs is included in Administrative Expenses. IDA’s share of the benefit costs is included as a payable to/receivable from IDA in Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2013, and June 30, 2012. While contributions made to the SRP and RSBP are irrevocable, contributions made to the PEBP are revocable. As a result, the assets for the PEBP do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. The assets of the PEBP are invested in fixed income and equity instruments.

In millions of U.S. dollars

	SRP		RSBP		PEBP
	2013	2012	2013	2012	2013	2012
Projected Benefit Obligations
Beginning of year	$14,014	$12,044	$2,389	$1,871	$707	$554
Service cost	368	303	84	62	30	23
Interest cost	533	618	98	102	27	28
Participant contributions	83	81	19	16	1	1
Federal subsidy received	n.a.	n.a	1	2	n.a.	n.a
Plan amendments	—	—	17	149	—	—
Benefits paid	(554)	(536)	(73)	(60)	(28)	(27)
Actuarial (gain) loss	(459)	1,504	(153)	247	18	128

End of year	13,985	14,014	2,382	2,389	755	707

Fair value of plan assets
Beginning of year	12,591	12,372	1,624	1,559
Participant contributions	83	81	19	16
Actual return on assets	937	495	126	33
Employer contributions	199	179	76	76
Benefits paid	(554)	(536)	(73)	(60)

End of year	13,256	12,591	1,772	1,624

Funded status[a]	$(729)	$(1,423)	$(610)	$(765)	$(755)	$(707)

Accumulated Benefit Obligations	$12,830	$12,580	$2,382	$2,389	$651	$614

a.	Positive funded status is reflected in Assets under retirement benefits plans; negative funded status is included in Liabilities under retirement benefits plans, on the Balance Sheet.

During the fiscal year ended June 30, 2012, amendments were made to the RSBP. These included: (i) providing reimbursements for standard and income related premiums paid by eligible Medicare B participants effective on July 1, 2012, (ii) moving from the current Retiree Drug Subsidy (RDS) arrangement to an Employer Group Waiver Plan (EGWP) effective January 1, 2013, (iii) providing reimbursements of Medicare Part D income-related premium amounts once the plan moved to the EGWP arrangement and (iv) eliminating the Medicare savings feature. The combined effect of these changes was a $149 million increase to the projected benefit obligation at June 30, 2012.

During the fiscal year ended June 30, 2013, IBRD decided not to transition the RSBP plan from RDS to EGWP following further evaluations of the design and administrative requirements of the EGWP. The effect of this change was a $17 million increase to the projected benefit obligation at June 30, 2013.

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to Pension and Other Postretirement Benefits.

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2013:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$2,561	$553	$324	$3,438
Prior service cost	13	152	1	166

Net amount recognized in Accumulated Other Comprehensive Loss	$2,574	$705	$325	$3,604

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2012:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$3,429	$778	$336	$4,543
Prior service cost	20	148	2	170

Net amount recognized in Accumulated Other Comprehensive Loss	$3,449	$926	$338	$4,713

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in the fiscal year ending June 30, 2014 are as follows:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$109	$28	$28	$165
Prior service cost	7	15	*	22

Amount estimated to be amortized into net periodic benefit cost	$116	$43	$28	$187

*	Indicates amount less than $0.5 million.

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2013, June 30, 2012, and June 30, 2011:

Weighted average assumptions used to determine projected benefit obligation

In percent

	SRP			RSBP			PEBP
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Discount rate	4.60	3.90	5.30	4.80	4.10	5.50	4.50	3.90	5.20
Rate of compensation increase	5.70	5.40	5.90				5.70	5.40	5.90
Health care growth rates - at end of fiscal year				5.90	6.30	6.90
Ultimate health care growth rate				3.90	3.60	4.00
Year in which ultimate rate is reached				2022	2022	2022

Weighted average assumptions used to determine net periodic pension cost

In percent

	SRP			RSBP			PEBP
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Discount rate	3.90	5.30	5.75	4.10	5.50	6.00	3.90	5.20	5.75
Expected return on plan assets	5.80	6.40	6.75	6.10	6.70	7.75
Rate of compensation increase	5.40	5.90	6.20				5.40	5.90	6.20
Health care growth rates - at end of fiscal year				6.30	6.90	7.00
Ultimate health care growth rate				3.60	4.00	4.25
Year in which ultimate rate is reached				2022	2022	2022

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$51	$38
Effect on projected benefit obligation	$472	$370

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., target mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to target and secure asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates. This is particularly so in the case of the SRP, which has liabilities that can be projected based on the actuarial assumptions. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through various asset classes and strategies including public and private equity and real estate.

The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the desired liquidity needs of the plans. The SAA is comprised of a diversified portfolio drawn from among fixed-income, equity, real assets and absolute return strategies.

The following table presents the actual and target asset allocation at June 30, 2013 and June 30, 2012 by asset category for the SRP and RSBP. The target allocations for SRP and RSBP were last revised in May 2013.

In percent

	SRP			RSBP
	Target Allocation 2013(%)	% of Plan Assets		Target Allocation 2013(%)	% of Plan Assets
		2013	2012		2013	2012
Asset Class
Fixed Income & Cash	26	28	33	24	29	32
Public Equity	27	30	24	29	30	27
Private Equity	20	18	20	20	21	24
Hedge Funds	10	12	11	10	9	8
Real assets[a]	12	12	12	12	11	9
Opportunistic[b]	5	—	—	5	—	—

Total	100	100	100	100	100	100

a.	Real assets include public and private real estate, infrastructure and timber.
b.	Opportunistic strategies are designed to take advantage of temporary market opportunities that are not captured in other parts of the portfolio.

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans.

Risk management practices

Managing investment risk is an integral part of managing the assets of the Plans. Liability driven investment management and asset diversification are central to the overall investment strategy and risk management approach for the SRP. The surplus volatility risk (defined as the annualized standard deviation of asset returns relative to that of liabilities) and downside risk measures are considered key indicators of the Plan’s overall investment risk. These measures are used to define the risk tolerance level and establish the overall level of investment risk.

Investment risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events. Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2013 and June 30, 2012.

In millions of U.S. dollars

	June 30, 2013
	SRP					RSBP
	Level 1		Level 2	Level 3	Total	Level 1			Level 2	Level 3	Total
Debt securities
Time deposits	$	*	$203	$—	$203	$	*		$33	$—	$33
Securities purchased under resale agreements		278	—	—	278		20		—	—	20
Government and agency securities		2,605	601	—	3,206		185		273	—	458
Corporate and convertible bonds		—	124	—	124		—		10	—	10
Asset backed securities		—	71	—	71		—		*	—	*
Mortgage backed securities		—	165	—	165		—		2	—	2

Total Debt securities		2,883	1,164	—	4,047		205		318	—	523

Equity securities
Stocks		2,570	—	—	2,570		308		—	—	308
Mutual funds		138	—	—	138		35		—	—	35
Real estate investment trusts (REITs)		285	—	—	285		31		—	—	31

Total Equity securities		2,993	—	—	2,993		374		—	—	374

Commingled funds		—	1,142	—	1,142		—		191	—	191
Private equity		—	—	2,449	2,449		—		—	368	368
Real estate (including infrastructure and timber)		—	386	919	1,305		—		29	120	149
Hedge funds		—	1,041	400	1,441		—		111	43	154
Derivative assets / liabilities		1	8	—	9		(*	)	4	—	4
Other assets / liabilities[a], net		—	—	—	(130)		—		—	—	9

Total Assets		$5,877	$3,741	$3,768	$13,256		$579		$653	$531	$1,772

a	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars

	June 30, 2012
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Time deposits	$—	$42	$—	$42	$—	$21	$—	$21
Securities purchased under resale agreements	78	—	—	78	19	—	—	19
Government and agency securities	3,085	540	—	3,625	206	263	—	469
Corporate and convertible bonds	—	142	1	143	—	18	—	18
Asset backed securities	—	41	2	43	—	2	1	3
Mortgage backed securities	—	255	2	257	—	7	*	7

Total Debt securities	3,163	1,020	5	4,188	225	311	1	537

Equity securities
Stocks	1,625	—	—	1,625	222	—	—	222
Mutual funds	554	—	—	554	49	—	—	49
REITs	291	—	—	291	19	—	—	19

Total Equity Securities	2,470	—	—	2,470	290	—	—	290

Commingled funds	—	723	—	723	—	152	—	152
Private equity	—	—	2,539	2,539	—	—	389	389
Real estate (including infrastructure and timber)		335	903	1,238	—	12	123	135
Hedge funds	—	899	354	1,253	—	81	39	120
Derivative assets / liabilities	(1)	(7)	—	(8)	1	(3)	—	(2)
Other assets / liabilities[a], net	—	—	—	188	—	—	—	3

Total Assets	$5,632	$2,970	$3,801	$12,591	$516	$553	$552	$1,624

a.	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million.

The following tables present a reconciliation of Level 3 assets held during the year ended June 30, 2013 and 2012. For the fiscal year ended June 30, 2012, investments in certain real estate funds that were identified as redeemable within 90 days of the period end were transferred out of Level 3 into Level 2.

In millions of US dollars

	June 30, 2013 SRP
	Corporate and Convertible Debt		ABS	Mortgage- backed Securities		Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$1		$2	$2		$2,539	$903	$354	$3,801
Actual return on plan assets:
Relating to assets still held at the reporting date	*		—	*		444	10	26	480
Relating to assets sold during the period	—		—	(*	)	(111)	63	2	(46)
Purchases, issuance and settlements, net	(*	)	(2)	(2)		(423)	(57)	31	(453)
Transfers in	—		—	—		—	—	55	55
Transfers out	(1)		—	—		—	—	(68)	(69)

End of the fiscal year	$—		$—	$—		$2,449	$919	$400	$3,768

*	Indicates amount less than $0.5 million.

In millions of US dollars

	June 30, 2012 SRP
	Corporate and Convertible Debt	ABS	Mortgage- backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$2	$25	$14	$2,504	$733	$322	$3,600
Actual return on plan assets:
Relating to assets still held at the reporting date	*	(1)	5	(238)	18	(7)	(223)
Relating to assets sold during the period	*	*	(4)	194	27	(4)	213
Purchases, issuance and settlements, net	(1)	(22)	(8)	79	125	51	224
Transfers in	—	—	1	—	—	20	21
Transfers out	—	(* )	(6)	—	—	(28)	(34)

End of the fiscal year	$1	$2	$2	$2,539	$903	$354	$3,801

*	Indicates amount less than $0.5 million.

In millions of US dollars

	June 30, 2013 RSBP
	Corporate and Convertible Debt	ABS	Mortgage- backed Securities			Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$—	$1	$	*		$389	$123	$39	$552
Actual return on plan assets:
Relating to assets still held at the reporting date	—	—		—		61	*	2	64
Relating to assets sold during the period	—	—		—		(13)	8	*	(5)
Purchases, issuance and settlements, net	—	(1)		(*	)	(69)	(12)	5	(77)
Transfers in	—	—		—		—	—	5	5
Transfers out	—	—		—		—	—	(8)	(8)

End of the fiscal year	$—	$—		$—		$368	$120	$43	$531

*	Indicates amount less than $0.5 million.

In millions of US dollars

	June 30, 2012 RSBP
	Corporate and Convertible Debt	ABS		Mortgage- backed Securities			Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$—	$2			$1		$388	$101	$34	$526
Actual return on plan assets:
Relating to assets still held at the reporting date	—	(*	)		*		(32)	16	(1)	(17)
Relating to assets sold during the period	—	(*	)		*		33	11	(* )	44
Purchases, issuance and settlements, net	—	(1)			(1)		*	(5)	10	3
Transfers in	—	—			—		—	—	2	2
Transfers out	—	(*	)		(*	)	—	—	(6)	(6)

End of the fiscal year	$—	$1		$	*		$389	$123	$39	$552

*	Indicates amount less than $0.5 million.

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in asset backed securities such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITs) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically common or collective trusts reported at net asset value (NAV) as provided by the investment manager or sponsor of the fund based on valuation of underlying investments, and reviewed by management.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAVs provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, and reviewed by management, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated Future Benefit Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2013:

In millions of U.S. dollars

	SRP	RSBP		PEBP
		Before Federal Subsidy	Federal Subsidy
July 1, 2013 - June 30, 2014	$690	$64	$2	$42
July 1, 2014 - June 30, 2015	725	70	2	45
July 1, 2015 - June 30, 2016	760	77	2	47
July 1, 2016 - June 30, 2017	794	84	2	49
July 1, 2017 - June 30, 2018	828	91	2	52
July 1, 2018 - June 30, 2023	4,547	565	14	295

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2013 is $233 million and $88 million, respectively.

NOTE K—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, pension-related items, unrealized gains and losses on AFS securities, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) for the fiscal years ended June 30, 2013, June 30, 2012, and June 30, 2011:

	2013
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income	Net changes during the year	Balance, end of the fiscal year
Cumulative Translation Adjustment	$312	$384	$—	$384	$696
Cumulative Effect of Change in Accounting Principle[a]	500	—	—	—	500
Reclassification[a]	(516)	3	—	3	(513)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(4,543)	839	266	1,105	(3,438)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(170)	(17)	21	4	(166)
Unrealized (losses) gains on AFS securities	—	(160)	160	—	—

Total Accumulated Other Comprehensive Loss	$(4,417)	$1,049	$447	$1,496	$(2,921)

	2012
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income	Net changes during the year	Balance, end of the fiscal year
Cumulative Translation Adjustment	$1,016	$(704)	$—	$(704)	$312
Cumulative Effect of Change in Accounting Principle[a]	500	—	—	—	500
Reclassification[a]	(521)	5	—	5	(516)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(2,385)	(2,237)	79	(2,158)	(4,543)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(29)	(149)	8	(141)	(170)

Total Accumulated Other Comprehensive Loss	$(1,419)	$(3,085)	$87	$(2,998)	$(4,417)

	2011
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income	Net changes during the year	Balance, end of the fiscal year
Cumulative Translation Adjustment	$223	$793	$—	$793	$1,016
Cumulative Effect of Change in Accounting Principle[a]	500	—	—	—	500
Reclassification[a]	(510)	(11)	—	(11)	(521)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,219)	667	167	834	(2,385)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(37)	—	8	8	(29)

Total Accumulated Other Comprehensive Loss	$(3,043)	$1,449	$175	$1,624	$(1,419)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

NOTE L—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of June 30, 2013 and June 30, 2012.

In millions of U.S. dollars

	June 30, 2013			June 30, 2012
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$4,763	$4,763		$5,806	$5,806
Investments
Trading (including securities purchased under resale agreements)	34,304	34,304		33,675	33,675
AFS	2,570	2,570		—	—
Net Loans Outstanding	141,692	138,010		134,209	132,198
Derivative Assets
Investments	14,550	14,550		18,559	18,559
Client operations	23,581	23,581		27,560	27,560
Borrowings	96,035	96,035		110,103	110,103
Other Asset/Liability	3,219	3,219		4,597	4,597
Borrowings	141,500	141,497	[a]	145,339	145,337	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	7,028	7,028		3,700	3,700
Derivative Liabilities
Investments	14,783	14,783		18,631	18,631
Client operations	23,562	23,562		27,551	27,551
Borrowings	90,554	90,554		97,839	97,839
Other Asset/Liability	910	910		816	816

a.	Includes $3 million relating to transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000 ($2 million—June 30, 2012).

Valuation Methods and Assumptions

As of June 30, 2013 and June 30, 2012, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments—Notes A and C

Loans—Notes A and D

Borrowings—Notes A and E

Derivative assets and liabilities—Notes A, C, E and F

Due from Banks

The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustments on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustments on non-trading portfolios, net for the fiscal years ended June 30, 2013, June 30, 2012, and June 30, 2011.

In millions of U.S. dollars

	2013	2012	2011
Fair value adjustments on non-trading portfolios, net—(losses) gains:
Equity duration extension strategy, net	(1,538)[a]	1,521	(318)

Other non-trading portfolios, net
Borrowings—Note E	$1,532	$(4,558)	$1,505
Derivatives—Note F
Borrowing derivatives[b]	(48)	2,311	(842)
Other assets/liabilities derivatives	46	(84)	70
Client operations derivatives	9	2	1
Loan—Note D	4	(1)	4

Total other non-trading portfolios, net	1,543	(2,330)	738

Total fair value adjustments on non-trading portfolios, net	$5	$(809)	$420

a.	Includes $160 million of unrealized losses on AFS securities.
b.	Includes derivatives associated with the loan portfolio which are used to manage the repricing risk between loans and borrowings.

Information Statement

International Bank for Reconstruction

and Development

No person is authorized to give any information or to make any representation not contained in this Information Statement, any supplemental information statement or any prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by IBRD or by any dealer, underwriter or agent of IBRD. Neither this Information Statement nor any supplemental information statement or prospectus constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

The Information Statement contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated.